As filed with the Securities and Exchange Commission on November 16, 2020.
Registration No. 333-249334
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
TELOS CORPORATION
(Exact name of registrant as specified in its charter)
Maryland	7373	52-0880974
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
19866 Ashburn Road
Ashburn, Virginia 20147
(703) 724-3800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John B. Wood
Chairman and Chief Executive Officer
19866 Ashburn Road
Ashburn, Virginia 20147
(703) 724-3800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Christopher R. Johnson Scott R. Wilson Miles & Stockbridge P.C. 100 Light Street Baltimore, Maryland 21202 (410) 727-6464	Jefferson V. Wright Executive Vice President and General Counsel 19866 Ashburn Road Ashburn, Virginia 20147 (703) 726-2704	Jonathan H. Talcott Gary M. Brown E. Peter Strand Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW Suite 900 Washington, D.C. 20001 (202) 689-2800
As soon as practicable after the effective date of this registration statement.
(Approximate date of commencement of proposed sale to the public)
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	14,205,883	$18.00	$255,705,894	$27,897.51
(1)	Includes shares of Common Stock issuable upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3)	The Registrant previously paid this amount in connection with the prior filing of this registration statement.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any state or other jurisdiction in which the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2020

TELOS CORPORATION

12,352,942 Shares of Common Stock
We are offering shares of our common stock, par value $0.001 per share. We currently estimate that the initial public offering price of our common stock will be between $16 and $18.
This is our initial public offering, and prior to this offering there has been no public market for our common stock. We have filed an application for our common stock to be listed on The Nasdaq Global Market under the symbol “TLS”.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
Investing in our common stock involves risk. See “Risk Factors” beginning on page 16.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	We refer you to the section titled “Underwriting” beginning on page 73 for additional information regarding underwriting compensation.
We have granted to the underwriters an option to purchase up to 1,852,941 additional shares of common stock to cover overallotments, if any, exercisable at any time until 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock against payment on    , 2020.
B. Riley Securities	BMO Capital Markets	Needham & Company
Colliers Securities LLC
D.A. Davidson & Co.
Northland Capital Markets
Wedbush Securities
MKM Partners
The date of this prospectus is    , 2020.

You should rely only on the information contained in this prospectus or any information incorporated by reference herein or in any free writing prospectuses or amendments thereto that we may provide to you in connection with this offering. Neither we nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or incorporated by reference herein or in any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We can provide no assurance as to the reliability of any other information that others may give to you. The information in this prospectus or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither we nor any of the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted.

PROSPECTUS SUMMARY
This summary highlights information set forth in greater detail elsewhere or incorporated by reference in this prospectus and, because it is a summary, it does not contain all of the information that you should consider before deciding to invest in our common stock. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included or incorporated by reference into this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Business Overview
Our Company
Telos Corporation offers technologically advanced, software-based security solutions that empower and protect the world’s most security-conscious organizations against rapidly evolving, sophisticated and pervasive threats. Our portfolio of security products, services and expertise empower our customers with capabilities to reach new markets, serve their stakeholders more effectively, and successfully defend the nation or their enterprise. We protect our customers’ people, information, and digital assets so they can pursue their corporate goals and conduct their global missions with confidence in their security and privacy.
Our customer base consists of the U.S. federal government, large commercial businesses, state and local governments, as well as international customers. Our federal government customers include the Department of Defense (“DoD”), the Central Intelligence Agency (“CIA”) and multiple other agencies within the Intelligence Community (“IC”), and multiple civilian agencies, including the Department of Homeland Security (“DHS”), the U.S. Department of State (“DoS”), and the Federal Bureau of Investigation (“FBI”). Our commercial customers include Fortune 500 enterprises such as Amazon.com, Inc., Citigroup Inc., Microsoft Corporation, and salesforce.com, inc. We have conducted business with over 350 customers in each of the last three years. For the nine months ended September 30, 2020, approximately 50% of our revenue was derived from sole source contracts or contracts for which we had limited competition. Our customers are highly targeted by cyber attackers and require continuous real-time insights to make informed decisions about how to effectively balance the constraints of security risk with the freedom to act and decide in the best interests of the organization and the greater good of the public. Our advanced security solutions help protect and ensure confidence in the information that is vital to the world’s most important commercial and governmental organizations, national security, and mission success for the warfighter.
Our revenue growth trajectory began to accelerate in 2018 as we increased our investment into new products and solutions. Our security solutions are the ultimate product of the investment of approximately 3,000 man-years developing our intellectual property and highly sophisticated software technology. These investments helped us expand with commercial customers, as well as win additional contracts within the military and the IC. Revenue grew from $107.7 million in 2017 to $138.0 million in 2018 and to $159.2 million in 2019, representing annual growth rates of 28.1% and 15.4%, respectively. Once our security solutions are imbedded in our customers’ technology infrastructure, these customer relationships often expand and lead to us providing additional security solutions. As a consequence, we believe that our customer turnover is low and, based on historical experience, approximately 85% of our revenue is recurring, as discussed further below.
Our business consists of solution sales that generally are renewed on an annual basis and large programs that are executed through long-term contracts, often five to ten years in duration. We believe that the nature of our work lends itself to trusted and long-term relationships with our customers, which results in a high recurrence of ongoing customer revenue streams. As a result, much of our revenue is highly predictable.
We develop our annual budgeted revenue by estimating for the upcoming year our continuing business from existing customers and active contracts. We consider backlog, both funded and unfunded, other expected annual renewals, and expansion planned by our current customers. In the context of our current customer portfolio, we view “recurring revenue” as revenue that occurs often and repeatedly. In each of the last three years, recurring revenue has exceeded 85% of our annual revenue. Our total budgeted revenue is the combination of recurring revenue and a forecast of new business.
We expect our growth to accelerate beginning in 2021 and 2022 due to, among other factors, recent contract awards that are significant to our business. Notable recent awards include an expanded contract with a U.S.

government agency for our Telos Ghost® managed intelligence support solution and contract wins under the Transportation Security Administration (“TSA”) PreCheck™ enrollment program and a program with The Centers for Medicare and Medicaid Services (“CMS”). We believe the Telos Ghost contract will generate approximately $4 million to $5 million of incremental revenue in 2021 and represents a platform for potential further growth through military and civilian government units during and after 2021. The TSA PreCheck™ enrollment program – a 10-year contract on which we are one of three vendors – is expected to launch in early 2021. TSA estimates the market for TSA PreCheck™ enrollments is 2 million to 5 million travelers annually over the term of the contract, and we believe that the share of those enrollments we may secure on an average annual basis over that term should grow to approximately 30% to 40% of those travelers. We anticipate charging $85 for each TSA PreCheck™ membership transaction, with the possibility that additional revenue may be generated from co-marketing efforts. The CMS program – a 10-year indefinite delivery/indefinite quantity contract under which we anticipate providing services beginning in 2021 – involves our FBI-certified biometric enrollment solution. CMS estimates that approximately 1.5 million healthcare workers will obtain background checks annually under the program, and we believe we are well-positioned to secure this work over the 10-year contract term. Based on these and other assumptions, we believe these programs collectively may grow from a base of approximately $11 million in revenue in 2020 to between $75 million and $80 million in revenue and in excess of $135 million in revenue in 2021 and 2022, respectively. For these reasons, we anticipate that these recent contract awards, combined with our organic growth as well as other opportunities for business expansion, will contribute to rapidly accelerating revenue growth beginning in 2021 and 2022.
With the proceeds from this offering, we intend to pursue additional opportunities to grow revenue, expand margins, simplify our capital and corporate structure, and repay our outstanding senior and subordinated debt. Specifically, we intend to expand our internal direct sales force, build sales and distribution channels for our products, and continue to invest in research and development. We also intend to repurchase the non-controlling interest in Telos Identity Management Solutions LLC (“Telos ID”) for $30 million in cash and approximately 7.3 million shares of our common stock, convert our Exchangeable Redeemable Preferred Stock (with accrued principal and dividends of approximately $142.6 million at the transaction date) for approximately $109.1 million of cash and 1.1 million shares of common stock, and repay $20.9 million of debt at the transaction date.
Our Mission: Cyber, Cloud, and Enterprise Security
Our mission is to protect our customers’ people, systems, and vital information assets with offerings for cybersecurity, cloud security, and enterprise security. In the current global environment, our mission is more critical than ever. The emergence of each new information and communications technology (“ICT”) introduces new vulnerabilities, as security is still too often overlooked in solution development. Networks and applications meant to enhance productivity and profitability often jeopardize an organization due to poor planning, misconfiguration, or an unknown gap in security. Ransomware, insider threats, cybercrime, and advanced persistent threats continue to menace public and private enterprises across all industries.
Cybersecurity, cloud security, and enterprise security of the modern organization share much in common, yet also call for a diverse range of skills, capabilities, and experience in order to meet the requirements of security-conscious customers. Decades of experience in developing, orchestrating, and delivering solutions across these three domains gives us the vision and the confidence to provide solutions that empower and protect the enterprise at an integrated, holistic level. Our experience in addressing challenges in one area of an enterprise helps us meet requirements in others. We understand that a range of complementary capabilities may be needed to solve a single challenge, and we also recognize when a single solution might address multiple challenges.
Our security solutions span across the following domains:
•
Cybersecurity – We help our customers ensure the ongoing security, integrity, and compliance of their on-premises and related cloud-based systems, reducing threats and vulnerabilities in order to foil cyber adversaries before they can attack. Our consultants assess our customers’ security environments and then design, engineer, and operate the systems they need to strengthen their cybersecurity posture.

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Cloud Security – The cloud as an organizational resource is more than two decades old, yet the needs of cloud users are constantly changing. We offer the specialized skills and experience needed to help our customers plan, engineer, and execute secure cloud migration strategies and then ensure ongoing management and security in keeping with the leading standards for cloud-based systems and workloads.

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Enterprise Security – Securing the enterprise means protecting the essential and timeless elements common to every organization: its people and processes, its supply chain and inventories, its finances and facilities, and its information and communications. As ICT and operational technology (“OT”) have become part of the organizational make-up, we have offered solutions that ensure personnel can work securely and productively across and beyond the enterprise.

Our Market
Our market includes organizations in business across industry verticals, government, and the military. We believe that digital transformation is a reality for these organizations and that the ICT systems they depend on for their success and security are subject to unprecedented levels of stress, threat, and attack. Public and private enterprises alike face the following dynamic challenges that threaten their security:
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Heavy dependence on information and operational technologies. Organizations are increasingly dependent on technology, including mobile and wireless applications, cloud-based resources, industrial internet of things (“IoT”), incident command system (“ICS”), supervisory control and data acquisition (“SCADA”), and others.

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Digital transformation and accelerating migration to the cloud. Enterprises and government agencies are accelerating the migration of applications, storage, and ICT/OT infrastructure to hosted and cloud environments. More organizations – including highly security-conscious agencies within the U.S. government and commercial entities – are gaining comfort and confidence in the cloud, taking advantage of the rapid application development, greater flexibility, and strategic agility that the cloud offers.

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Ability to work across and beyond the enterprise. Organizations are no longer defined by or confined by real estate, geography, or personnel rosters. Information and applications are now accessible in the cloud. Mobile devices free personnel to work wherever their mission takes them. Employees, contractors, and partners collaborate in the physical and digital domains, trusting that they can rely on the integrity and trustworthiness of their people and their systems.

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Turbulent technology environment due to COVID-19. The COVID-19 pandemic has accelerated the growth of the remote workforce and thus, cyber risk. Existing technologies for mobility are being stretched to the limit, and enterprises are facing dramatic growth in cyber-attack risk as a result of personnel and systems that are still adjusting to an increasing number of workers accessing systems remotely. Ransomware, phishing attempts, and inadequate virtual private networks (“VPNs”) all contribute to a significant increase in threats and vulnerabilities.

Our solutions across a wide variety of use cases are designed to address our customers’ proliferating need to understand and address cybersecurity risk, reduce organization attack surface, enhance enterprise mobility, expand adoption of cloud computing, and manage and protect identities in an increasingly dynamic and intensifying threat landscape. By addressing the breadth of our customers’ complex and evolving needs, we believe that our total addressable market in 2021 for the security services and products that we provide is over $80 billion.
Our Offerings
We refer to our cyber and cloud applications as Security Solutions, which includes Information Assurance / Xacta® (previously referred to as Cyber & Cloud Solutions), Secure Communications (previously referred to as Secure Communications Cyber and Enterprise Solutions), and Telos ID (previously referred to as Telos ID Enterprise Solutions). We refer to our offerings for enterprise security as Secure Networks (previously referred to as Secure Mobility and Network Management/Defense Enterprise Solutions).
Security Solutions revenue was $101.9 million and $86.6 million in 2019 and 2018, respectively. This increase in 2019 of approximately 18% is primarily attributable to a $10.1 million increase in sales of offerings in Telos ID on a contract with the U.S. Census Bureau and a $6.3 million increase in sales of offerings related to a contract with a U.S. government agency for our Telos Ghost managed intelligence support solution in Secure Communications. For the nine months ended September 30, 2020 and 2019, Security Solutions revenue was $92.6 million and $71.6 million, respectively. Improved performance was driven primarily by an increase of $16.5 million in sales of offerings in Telos ID on the contract with the U.S. Census Bureau and $6.5 million in sales of offerings related to the contract with a U.S. government agency for our Telos Ghost managed intelligence support solution in Secure Communications. For the nine months ended September 30, 2020 and 2019, Security Solutions gross profit was $38.8 million and $28.9 million, respectively.
Secure Networks revenue was $57.3 million in 2019 and $51.4 million in 2018. The sales increase in 2019 is the result of various DoD contracts around our Secure Mobility as well as our Network Management and Defense offerings. For the nine months ended September 30, 2020, Secure Networks revenue was $42.4 million, up 3% from $41.1 million over the same period in 2019. The year-over-year improvement for the interim period in 2020 resulted from various DoD contracts, primarily in our Secure Mobility offerings. For the nine months ended September 30, 2020 and 2019, Secure Networks gross profit was $7.6 million and $6.4 million, respectively.
Security Solutions
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Information Assurance / Xacta: a premier platform for enterprise cyber risk management and security compliance automation, delivering security awareness for systems in the cloud, on-premises, and in hybrid and multi-cloud environments. Xacta delivers automated cyber risk and compliance management solutions to large commercial and government enterprises. Across the U.S. federal government, Xacta is the de facto commercial cyber risk and compliance management solution.

•	Secure Communications:
○
Telos Ghost: a virtual obfuscation network-as-a-service with encryption and managed attribution capabilities to ensure the safety and privacy of people, information, and resources on the network. Telos Ghost seeks to eliminate cyber-attack surfaces by obfuscating and encrypting data, masking user identity and location, and hiding network resources. It provides the additional layers of security and privacy needed for intelligence gathering, cyber threat protection, securing critical infrastructure, and protecting communications and applications when operations, property, and even lives can be jeopardized by a single error in security.

○
Telos Automated Message Handling System (“AMHS”): web-based organizational message distribution and management for mission-critical communications; the recognized gold standard for organizational messaging in the U.S. government. Telos AMHS is used by military field operatives for critical communications on the battlefield and is the only web-based solution for assured messaging and directory services using the Defense Information System Agency’s (“DISA”) Organizational Messaging Service and its specialized communications protocols.

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Telos ID: offering Identity Trust and Digital Services through IDTrust360® – an enterprise-class digital identity risk platform for extending software-as-a-service (“SaaS”) and custom digital identity services that mitigate threats through the integration of advanced technologies that fuse biometrics, credentials, and other identity-centric data used to continuously monitor trust. We maintain government certifications and designations that distinguish Telos ID, including TSA PreCheck™ enrollment provider, Designated Aviation Channeling provider, FBI-approved Channeler, and the Financial Industry Regulatory Authority (“FINRA”) Electronic Fingerprint Submission provider. We are the only commercial entity in our industry designated as a Secure Flight Services provider for terrorist watchlist checks.

Secure Networks
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Secure Mobility: solutions for business and government that enable remote work and minimize concern across and beyond the enterprise. Our secure mobility team brings credentials to every engagement, supplying deep expertise and experience as well as highly desirable clearances and industry recognized certifications for network engineering, mobility, and security.

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Network Management and Defense: services for operating, administrating, and defending complex enterprise networks and defensive cyber operations. Our diverse portfolio of capabilities addresses common and uncommon requirements in many industries and disciplines, ranging from the military and government agencies to Fortune 500 companies.

Our Competitive Strengths
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Leading cybersecurity company with a long history of providing security solutions to the most sophisticated security customers. We have been providing secure solutions, specializing in the area of cybersecurity, since 1995. Our customers include some of the most security-conscious organizations in the world, including the IC. For example, we believe that our award-winning Xacta offering is the dominant commercial risk management solution in the federal government space and is increasingly being adopted in the commercial sphere, notably by leading cloud providers such as Amazon Web Services, Inc. (“AWS”) and Microsoft Azure. Additionally, Telos Ghost gives organizations and individuals the ability to hide in plain sight, eliminating attack vectors from hackers through obfuscation and mis-attribution. And, we believe our Telos ID identity offerings are market disruptors, which present large opportunities for growth.

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Superior secure solutions and capabilities. Our solutions are designed for both government and commercial industries and are configured to operate in highly sensitive, highly classified environments, serving some of the most demanding, security-conscious organizations in the world. Our solutions are flexible, and can be deployed in various ways, including on premises, in the cloud, or in hybrid or multi-cloud environments.

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Proven ability to win and retain large contracts and enterprise-level deals, providing clear visibility into future revenue and profitability. We have over 20 active acquisition contracts and vehicles and thousands of active contracts and purchase orders. These contracts and vehicles present a solid platform for growth. For example, we have provided IT security support to the Defense Manpower Data Center (“DMDC”) under a variety of contract vehicles since 1995 and this program accounts for annual revenue at a historical average of approximately $28 million over the last five years. We also have proven our ability to deploy our security solutions at the enterprise level for both federal and commercial organizations. These long-term contract relationships provide predictable, recurring revenue at attractive margins.

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Our substantial investments into technology and automation can be expanded beyond our core market. Our solutions are built to help our customers be more secure, more efficient, and more effective. We have made investments across the company to take advantage of efficiencies and automation through scalable security solutions that are market driven and market proven. In contrast to traditional cybersecurity businesses with a focus on government customers, we own the intellectual property developed through our R&D initiatives and can deploy our technology solutions across our entire public and private sector customer set. The ability to offer our solutions beyond the U.S. federal government sphere is a key enabler of our strategy to grow and expand our relationships with commercial customers.

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Strong relationships with our customers. We are a customer-centric organization and pride ourselves on our close customer relationships. We have longstanding relationships with DoD, civilian agencies of the federal government, and the IC that date back more than two decades. Since 1995, our security solutions have been adopted by many defense, intelligence, civilian agency, and commercial customers, and we believe that the Telos brand has become synonymous with trust. Because of the quality of our relationships, we believe we are well-positioned for continued growth, as well as new and follow on contract opportunities.

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Respected, experienced management team. Our executive officers have an average tenure at Telos of approximately 21 years. The team is comprised of personnel with extensive military, federal government, and commercial backgrounds who are directly familiar with customer needs. Our management team also includes senior professionals who are experienced in developing commercial software solutions and leading technical teams throughout the development process.

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COVID-resistant business. We support mission critical operations. Because of this and the growth of remote workforces as a result of the COVID-19 pandemic, we believe, based upon our 2020 financial performance to date, that our business is relatively COVID resistant. Additionally, the automation provided by our solutions can help customers do more with less as they are forced to downsize their staffs because of the pandemic. Automation is now even more critical to efficiently manage a business, including with respect to cyber risk and regulatory compliance, which should result in additional demand for our security solutions.

Our Growth Strategies
We are pursuing multiple strategies in order to grow the company, in both our commercial and government business end markets in the United States and abroad. Our key strategies are:
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Leverage our diverse security solutions to expand our presence in commercial markets. Our offerings are designed to have broad application and include security risk and compliance, secure messaging, identity vetting, and managed attribution and obfuscation. We believe that we are well-positioned to sell our capabilities into a dynamic and growing commercial opportunity set and to innovate to address emerging and unique requirements. For example, we have leveraged core Xacta functionality to meet the needs of large financial services and customer relationship management (“CRM”) firms. We have also leveraged our U.S. federal government identity management qualifications to improve the speed and accuracy of vetting results for nearly 100 airports, air carriers, and general aviation across the country. We intend to continue to innovate and are developing additional offerings for cloud, mobile, and IoT devices.

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Grow our revenue and expand margins by building robust sales channels. In recent years, we have formed an inside sales organization that serves as both the direct channel to a wider account universe and an effective and efficient training program to grow our field sales organization. We plan to expand our partner program to include a variety of channels, including resellers, integrators, and contract partners to help us more quickly gain access to new markets, particularly commercial and international. For example, both Telos Ghost and Xacta are now available through various AWS and Microsoft Azure marketplaces, serving regions around the world and markets requiring varying levels of security. We plan to deploy a portion of the proceeds from this offering to grow our direct sales team and to accelerate the expansion of these channel partner initiatives, which we anticipate will drive revenue growth and material gross margin expansion.

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Target and replace inefficient legacy products. Recognizing the limitations of their legacy systems, organizations are replacing existing systems and processes with our solutions. For example, Telos AMHS is a web-centric system that replaced legacy capabilities like communications centers for the purpose of executing operational orders (through organizational messaging) across the U.S. federal government and around the world. Xacta has disrupted the cyber risk and compliance management business across the U.S. federal government, replacing manual activity with automation and delivering that automation to meet our customer’s needs flexibly on premises, in hybrid environments, in the cloud, and across multi-cloud infrastructures.

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Broaden reach within the U.S. federal government. We have historically focused on the U.S. federal government and believe that we are an established leader in providing security solutions to federal agencies, including DoD and the IC. Nonetheless, we believe the U.S. federal government represents a significant growth opportunity, and we expect to continue to invest in products to serve additional customers in this vertical. As an illustration, Xacta is included on the DHS Continuous Diagnostics and Mitigation (“CDM”) Approved Products List to provide federal agencies with innovative security tools, which we believe presents us with an excellent opportunity to pursue contracts with additional federal agencies. In addition, our platform is available for use in the AWS GovCloud (US) and Azure Government.

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Expand our international footprint. We are expanding our international operations and intend to invest globally to broaden our international footprint. We are currently working with countries such as Canada, Singapore, Australia, and Bahrain to offer Xacta to address cyber risk and compliance management capabilities. We are also working to expand AMHS to all North Atlantic Treaty Organization (“NATO”) countries and to offer Telos Ghost internationally. We intend to grow our international customer base by increasing our investments in overseas operations, establishing channel partners, and adding personnel in Europe, the Middle East, and Asia-Pacific.

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Pursue strategic acquisition opportunities. We believe that our markets remain fragmented, with many niche players providing limited product solutions targeting narrow customer segments. Given the breadth of our solution set and our customer end markets, we believe that we are well-positioned to opportunistically acquire smaller companies and incorporate their technology or deploy their solutions across a larger customer set. We believe that a targeted and opportunistic acquisition strategy will complement our significant organic growth opportunity.

Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” and include, but are not limited to, the following:
•	We are subject to the seasonality of U.S. government purchasing.
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We depend on computing infrastructure operated by AWS, Microsoft, and other third parties to support some of our solutions and customers, and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

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We depend on the U.S. government for a significant portion of our sales and a significant decline in U.S. government defense and intelligence community spending, or a reallocation of spending to other priorities, could have a material impact on our financial condition and results of operations.

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We will face risks associated with the growth of our business in new commercial markets, with new customer verticals and through channel partner relationships, and we may neither be able to continue our organic growth nor have the necessary resources to dedicate to the overall growth of our business.

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Our U.S. government contracts are subject to competitive bidding, lack of funding, fixed-price structures, the performance of third-party contractors, lengthy sales and implementation cycles, and the availability of termination for convenience provisions.

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Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

•	Real or perceived errors, failures, defects or bugs in our solutions could adversely affect our results of operations and growth prospects.
•	COVID-19 may adversely affect our future operations, financial condition and our ability to execute on business or contract opportunities, including the TSA PreCheckTM enrollment program.
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There has been no prior market for our common stock, the market price for our common stock may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell our common stock at or above the initial public offering price.

•	We are an “emerging growth company” and that status may make our common stock less attractive to investors.
•
Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.

•	You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.
•	The issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our share incentive plans or otherwise will dilute all existing stockholders.
•	We have broad discretion to determine how to use the funds raised in this offering, and we may use them in ways that may not enhance our operating results or the price of our common stock.
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Our directors, executive officers and principal stockholders and their respective affiliates will continue to have substantial influence over us after this offering and could delay or prevent a change in corporate control. Our principal stockholders may have interests that conflict with your interests as an investor in our common stock.

•	Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
•	Provisions in our organizational documents and agreements with third parties could delay or prevent a change of control.
•	Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Corporate Information
We were incorporated in Maryland in 1971. Our principal executive offices are located at 19886 Ashburn Road, Ashburn, Virginia 20147 and our telephone number is (703) 724-3800. Our website is www.telos.com. Information contained on, or that is referenced or can be accessed through, our website does not constitute part of this prospectus unless specifically incorporated by reference herein and inclusions of our website address in this prospectus are inactive textual references only.
0.794-for-1 Stock Split
Pursuant to Articles of Amendment filed with the State Department of Assessments and Taxation of the State of Maryland, effective November 12, 2020, we completed a 0.794-for-1 stock split with respect to our common stock. Unless we indicate otherwise or the context otherwise requires, all information in this prospectus gives effect to this stock split.
ERPS Conversion
Approximately $109.1 million of the net proceeds we receive from this offering will be used in relation to the conversion of our 12% Cumulative Exchangeable Redeemable Preferred Stock (“Exchangeable Redeemable Preferred Stock”). Upon the consummation of the offering described in this prospectus, each share of Exchangeable Redeemable Preferred Stock will be immediately and automatically converted (the “ERPS Conversion”) into the right to receive (i) an amount of cash equal to $109.1 million and (ii) 1.1 million shares of common stock. The successful consummation of the offering described in this prospectus is a condition to the closing of the ERPS Conversion. For additional information, see “Exchangeable Redeemable Preferred Stock Conversion.”
Purchase of Telos ID
In addition to the amounts to be paid in the ERPS Conversion, $30.0 million of the net proceeds from this offering will be used to partially fund our acquisition of the remaining portion of Telos ID that we do not already own. On October 5, 2020, we entered into a Membership Interest Purchase Agreement with Hoya ID Fund A, LLC (“Hoya”) to purchase all of the Class B Units of Telos ID owned by Hoya (the “Telos ID Purchase”). Upon the closing of the Telos ID Purchase, Telos ID will become our wholly owned subsidiary. The successful consummation of the offering described in this prospectus is a condition to the closing of the Telos ID Purchase. If the offering described in this prospectus is not consummated, the Telos ID Purchase will not occur. For additional information, see “Purchase of Telos ID.”
Repayment of Senior and Subordinated Debt
We also intend to use approximately $20.9 million to repay our outstanding senior term loan and subordinated debt. Our senior term loan has a maturity date of January 15, 2021 and accrues interest at the rate of 13% per annum. Our subordinated debt has a maturity date of July 25, 2022 and accrues interest at the rate of 6% per annum.
Implications of being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. As a result:
•	we are not required to engage an auditor attestation to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;
•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and financial statements (i.e., an auditor discussion and analysis) and compliance with new or revised accounting standards until they are made applicable to us; and

•
we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. However, if certain events occur before the end of that five-year period, including if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion in non-convertible debt over a three-year period, we will cease to be an emerging growth company. We may choose to take advantage of some but not all of these reduced reporting burdens.
Trademarks
This prospectus includes our registered trademarks, service marks and trade names, including Telos, Xacta, Xacta 360, IDTrust360, and Telos Ghost, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Market and Industry Data
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions we made upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

SUMMARY OF THE OFFERING
Common Stock Offered
12.35 million shares (or 14.21 million shares if the underwriters exercise their overallotment option in full)
Common Stock Outstanding After the Offering
59.84 million shares (or 61.69 million shares if the underwriters exercise their overallotment option in full)1
Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately $193.8 million, or approximately $223.1 million if the underwriters exercise their overallotment option in full, assuming an initial public offering price of $17.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $11.5 million (assuming no exercise of the underwriters’ overallotment option).
We intend to use approximately $109.1 million of the net proceeds from this offering in relation to the ERPS Conversion, approximately $30.0 million for the Telos ID Purchase, approximately $20.9 million for the repayment of our outstanding senior and subordinated debt, and the remainder for general corporate purposes. See “Use of Proceeds”.
Overallotment Option
We have granted the underwriters a 30-day option to purchase a maximum of 1.85 million additional shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.
Voting Rights
Each share of common stock will entitle its holder to one vote on all matters to be voted on by stockholders. See “Description of Our Capital Stock.”
Dividend Policy
We do not expect to pay any dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Risk Factors
Investing in our common stock involves substantial risk. You should read the “Risk Factors” section of this prospectus beginning on page 16 for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Proposed Nasdaq Global Market Symbol
TLS

1
Subject to approval by the Compensation Committee (and, in the case of members of our Board of Directors, the Company’s Audit Committee), we expect to issue equity awards for up to 2.4 million shares of common stock to employees, which could include members of our senior management, and members of our board of directors under our 2016 Omnibus Long-Term Incentive Plan during the fourth quarter of 2020 or the first quarter of 2021.

Directed Share Program
At our request, the underwriters have reserved, at the initial public offering price, up to 5% of the shares of our common stock in this offering for sale to our directors, officers, employees, and certain friends and family members of these persons, and certain clients and prospective clients, as part of a directed share program. We will offer these shares to the extent permitted under applicable regulations. The number of shares of common stock available for sale in this offering will be reduced to the extent that such persons purchase such reserved shares.
Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. Participants in the directed share program who purchase more than $500,000 of shares, as well as directors or executive officers who are already subject to lock-up agreements, shall be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described elsewhere in this prospectus. See “Underwriting—Directed Share Program.”
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•	gives effect to the consummation of this offering;
•	assumes the shares of common stock are offered at $17.00 per share (the midpoint of the price range listed on the cover page of this prospectus);
•	gives effect to an approximate 0.794-for-1 stock split with respect to our common stock, which took effect November 12, 2020;
•	excludes 900,970 shares of common stock issuable upon the exercise of outstanding warrants (each a “Warrant”) with an exercise price of approximately $1.67 per share;
•	excludes 7,459,913 shares of common stock reserved for issuance under our 2016 Omnibus Long-Term Incentive Plan (“2016 Plan”); and
•	assumes no exercise by the underwriters of their overallotment option.
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our selected consolidated financial data. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheets data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2017 is derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations data for the nine months ended September 2019 and 2020 and the selected consolidated balance sheet data as of September 30, 2020 are derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature that are necessary for the fair statement of our unaudited interim condensed consolidated financial statements.

The results of operations for the periods presented below are not necessarily indicative of the results that may be expected for any future period. You should read the historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on April 13, 2020, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 13, 2020 and incorporated by reference herein and the financial statements and related notes included elsewhere in this prospectus.
	Year Ended December 31,			Nine Months Ended September 30, (Unaudited)
	2017	2018	2019	2019	2020
	(in thousands, except earnings per share data)
Consolidated Statement of Operations Data:
Revenue	$107,727	$138,016	$159,218	$112,745	$135,029
Cost of sales	67,161	84,954	106,874	77,441	88,652
Gross profit	40,566	53,062	52,344	35,304	46,377
Selling, general and administrative expenses	40,152	44,048	47,319	31,432	36,395
Operating income	414	9,014	5,025	3,872	9,982
Other income	11	12	201	195	14
Interest expense	(6,690)	(7,258)	(7,467)	(5,470)	(6,026)
Income (loss) before minority interest and income taxes	(6,265)	1,768	(2,241)	(1,403)	3,970
Income tax benefit (provision)	2,767	(31)	104	187	136
Net income (loss)	$(3,498)	$1,737	$(2,137)	$(1,216)	$4,106
Less: Income attributable to non-controlling interest	(2,335)	(3,377)	(4,264)	(1,705)	(6,284)
Net loss attributable to Telos	$(5,833)	$(1,640)	$(6,401)	$(2,921)	$(2,178)
Per Share Data:
Net loss per share attributable to Telos, basic and diluted	$(0.16)	$(0.04)	$(0.17)	$(0.08)	$(0.06)
Weighted-average shares of common stock outstanding, basic and diluted	35,774	36,762	37,729	37,614	38,554
Other Financial Data (Unaudited):
Free Cash Flow(1)	$(2,820)	$2,154	$5,284	$(928)	$(5,874)
Adjusted EBITDA(2)	$139	$8,677	$5,934	$5,971	$7,730
Pro Forma net earnings per share, basic(3)			$0.08		$0.17
Pro Forma net earnings per share, diluted(3)			$0.07		$0.17
(1)
We define Free Cash Flow as net cash provided by operating activities less cash used for purchases of property and equipment and capitalized software development costs. A reconciliation to net cash provided by operating activities is set forth below. See “Non-GAAP Financial Measures” below.

(2)
We define Adjusted EBITDA as net income (loss), adjusted for interest expense, (benefit) provision for income taxes, depreciation and amortization, stock-based compensation expense, acquisition related expense and other (income) expense, net. A reconciliation to net loss is set forth below.

(3)
The pro forma basic and diluted net loss per share as adjusted has been computed in the following table to give effect to (a) proceeds raised in this offering of $109.1 million to be paid, and 1.1 million shares of common stock to be issued, to the holders of Exchangeable Redeemable Preferred Stock in connection with the ERPS Conversion, (b) proceeds raised in this offering of $30.0 million to be paid, and 7.3 million shares of common stock to be issued, to Hoya in connection with the Telos ID Purchase, and (c) approximately $20.9 million of proceeds raised in this offering to be used for the repayment of outstanding senior and subordinated debt. The use of the proceeds raised assumes an offering price of $17.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

	Year Ended December 31, 2019 (unaudited)	Nine Months Ended September 30, 2020 (unaudited)
Net loss attributable to Telos	$(6,401)	$(2,178)
Pro forma adjustment to remove the dividends from preferred stock recorded as interest expense	3,823	2,868
Pro forma adjustment to remove the interest expense related to the offering proceeds used to repay debt(1)	2,542	2,532

	Year Ended December 31, 2019 (unaudited)	Nine Months Ended September 30, 2020 (unaudited)
Pro forma adjustment to reflect the purchase of the non-controlling interest of Telos ID	4,264	6,284
Pro forma net income	$4,228	$9,506
Pro forma adjustment to give effect to the conversion of our outstanding Class A and Class B common shares into shares of common stock on a 1 for 1 basis	37,730	38,555
Pro forma adjustment to reflect the issuance of common stock in connection with the ERPS Conversion(2)	1,105	1,128
Pro forma adjustment to reflect common stock equivalent of the cash paid for shares in the ERPS Conversion(2)	6,264	6,393
Pro forma adjustment to reflect the shares issued in connection with the Telos ID Purchase(3)	7,300	7,300
Pro forma adjustment to reflect common stock equivalent of the cash paid for shares in the Telos ID purchase(3)	1,765	1,765
Pro forma adjustment to reflect common stock equivalent of the cash paid to extinguish debt(1)	1,219	1,226
Pro forma weighted-average shares outstanding used in computing pro forma net loss per share, basic	55,383	56,367
Pro forma weighted-average shares outstanding used in computing pro forma net loss per share, diluted	57,230	57,327
Pro forma net earnings per share, basic	$0.08	$0.17
Pro forma net earnings per share, diluted	$0.07	$0.17
(1)
Represents the interest expense recognized on our outstanding senior term loan and subordinated debt which will be repaid using proceeds from the offering. We intend to use approximately $20.9 million of the offering proceeds to repay our outstanding senior term loan and subordinated debt.

(2)
Exchangeable Redeemable Preferred Stock will convert into approximately 1.1 million shares of common stock and holders will receive $109.1 million, both in the aggregate, upon consummation of this offering. The cash payment is computed as the number of shares of common stock (valued at the initial offering price to the public) equal to the ERPS Liquidation Value, multiplied by 0.90, multiplied by 0.15. See “Exchangeable Redeemable Preferred Stock Conversion.”

(3)
Approximately $30.0 million cash from the proceeds raised in this offering and approximately 7.3 million shares of common stock will be issued as consideration in the purchase of Telos ID. Computed as the number of shares of our common stock equal to twelve percent (12%) of the total estimated number of shares of common stock that are issued and outstanding following (i) the issuance of such shares of common stock to Hoya or its members and (ii) the closing of the offering described in this prospectus.

	Year Ended December 31,			September 30, 2020	Pro Forma September 30, 2020(1) (Unaudited)	As Adjusted September 30, 2020(2) (Unaudited)
	2017	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$600	$72	$6,751	$10,326	$10,326	$44,603
Working Capital(3)	(4,075)	2,129	2,942	(11,332)	(11,332)	39,864
Total Assets	74,421	74,489	77,692	85,834	85,834	120,111
Contract Liabilities (Deferred Revenue)	10,073	5,232	6,337	6,353	6,353	6,353
Senior term loan, net of unamortized discount and issuance costs, including current portion	10,786	10,984	16,335	16,919	16,919	—
Subordinated Debt	2,289	2,597	2,927	3,192	3,192	—
Total stockholders’ equity (deficit)	(136,037)	(132,103)	(136,662)	(133,805)	23,683	62,660
(1)
Gives effect to (a) the 1.1 million shares of common stock to be issued, to the holders of Exchangeable Redeemable Preferred Stock in connection with the ERPS Conversion, (b) the 7.3 million shares of common stock to be issued to Hoya in connection with the Telos ID Purchase, and (c) a $14.1 million gain resulting from the ERPS Conversion.

(2)
Gives effect to the use of the net proceeds, as described under “Use of Proceeds,” to us from this offering of $193.8 million from the sale of 12.4 million shares of common stock. Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, working capital excluding deferred revenue, total assets and total stockholders’ equity by $11.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, excluding deferred revenue, total assets and total stockholders’ equity by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.
Free Cash Flow
Free Cash Flow is a supplemental measure of liquidity that is not made under GAAP and that does not represent, and should not be considered as, an alternative to cash flow from operations, as determined by GAAP. We define Free Cash Flow as net cash provided by operating activities less cash used for purchases of property and equipment and capitalized software development costs.
We use Free Cash Flow as one measure of the liquidity of our business. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment and capitalized software development costs, can be used for strategic initiatives, including investing in our business and selectively pursuing acquisitions and strategic investments. We further believe that historical and future trends in Free Cash Flow, even if negative, provide useful information about the amount of cash generated (or consumed) by our operating activities that is available (or is not available) to be used for strategic initiatives. For example, if Free Cash Flow is negative, we may need to access cash reserves or other sources of capital to invest in strategic initiatives. We also believe that the use of Free Cash Flow enables us to more effectively evaluate our liquidity period-over-period and relative to our competitors.
A reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable GAAP measure, is as follows:
	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
	(in thousands)
Net cash provided by (used in) operating activities	$(591)	$6,268	$11,816	$4,384	$11,957
Less:
Purchases of property and equipment	(748)	(2,465)	(4,090)	(3,141)	(624)
Capitalized software development costs	(1,481)	(1,649)	(2,442)	(2,171)	(5,459)
Free Cash Flow	$(2,820)	$2,154	$5,284	$(928)	$5,874
Net cash used in investing activities	$(2,229)	$(4,114)	$(6,532)	$(5,312)	$(6,083)
Net cash provided by (used in) financing activities	$2,761	$(2,682)	$1,395	$2,652	$(2,299)
Cash paid for interest	$(2,395)	$(2,483)	$(3,299)	$(2,294)	$(2,211)
Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, Free Cash Flow does not represent the total increase or decrease in our cash balance for a given period. Because of these limitations, Free Cash Flow should not be considered as a replacement for cash flow from operations, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted EBITDA
Adjusted EBITDA is a supplemental measure of operating performance that is not made under GAAP and that does not represent, and should not be considered as, an alternative to net income (loss), as determined by GAAP. We define Adjusted EBITDA as net income (loss), adjusted for interest expense, loss on extinguishment of debt, (benefit) provision for income taxes, depreciation and amortization, stock-based compensation expense, acquisition related expense and other (income) expense, net.
We use Adjusted EBITDA to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted EBITDA facilitates comparison of our operating performance on a consistent basis between periods by excluding certain items that may, or could, have a disproportionate positive or negative impact on our results of operations in any particular period. When viewed in combination with our results prepared in accordance with GAAP, Adjusted EBITDA helps provide a broader picture of factors and trends affecting our results of operations.
A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, is as follows:
	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
	(in thousands)
Net loss attributable to Telos Corporation	$(5,833)	$(1,640)	$(6,401)	$(2,921)	$(2,178)
Interest expense	6,690	7,258	7,467	5,470	6,026
(Benefit) provision for income taxes	(2,767)	31	(104)	(187)	(136)
Depreciation and amortization	1,999	3,028	4,972	3,609	4,018
Stock-based compensation expense	50	—	—	—	—
Adjusted EBITDA	$139	$8,677	$5,934	$5,971	$7,730
Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Among other limitations, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments, does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations, and does not reflect income tax expense or benefit. Other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered as a replacement for net income (loss), as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision with respect to our common stock, you should carefully consider the following risks and all of the other information contained or incorporated by reference in the prospectus. If any of the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
The following risk factors in this section entitled “Risks Related to Our Business and Industry” are in addition to those risk factors disclosed in our Annual Report on Form 10-K, filed with the SEC on April 13, 2020, which are incorporated by reference herein.
We are subject to the seasonality of the U.S. government spending.
We derive a substantial portion of our revenues from U.S. government contracting, and as a result, we are subject to the annual seasonality of the U.S. government purchasing. Because the U.S. government fiscal year ends on September 30, it is not uncommon for U.S. government agencies to award extra tasks in the weeks immediately prior to the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds. As a result of this seasonality, we have historically experienced higher revenues in the third and fourth fiscal quarters, ending September 30 and December 31, respectively, with the pace of orders typically substantially reduced during the first and second fiscal quarters ending March 31 and June 30, respectively.
Our pricing structures for our solutions and services may change from time to time.
We expect that we may change our pricing model from time to time, including as a result of competition, global economic conditions, and general reductions in our customers’ spending levels, pricing studies, or changes in how our solutions are broadly consumed. Similarly, as we introduce new products and services, or as a result of the evolution of our existing solutions and services, we may have difficulty determining the appropriate price structure for our products and services. In addition, as new and existing competitors introduce new products or services that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our solutions and services to larger organizations, these larger organizations may demand substantial price concessions. In addition, we may need to change pricing policies to accommodate government pricing guidelines for our contracts with federal, state, local, and foreign governments and government agencies. If we are unable to modify or develop pricing models and strategies that are attractive to existing and prospective customers, while enabling us to significantly grow our sales and revenue relative to our associated costs and expenses in a reasonable period of time, our business, financial condition, and results of operations may be adversely impacted.
We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, and other third parties to support some of our solutions and customers, and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.
We rely on the technology, infrastructure, and software applications, of certain third parties, such as AWS and Microsoft Azure, in order to host or operate some of certain key platform features or functions of our business. Additionally, we rely on computer hardware and cloud capabilities purchased in order to deliver our solutions and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our solutions become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our solutions, cause our solutions to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.
We have experienced, and may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition, and results of operations could be adversely affected.
Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises such as the COVID-19 pandemic, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or solutions, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.
Furthermore, our solutions are in many cases important or essential to our customers’ operations, including in some cases, their cybersecurity or oversight and compliance programs, and subject to service level agreements (“SLAs”). Any interruption in our service, whether as a result of an internal or third-party issue, could damage our brand and reputation, cause our customers to terminate or not renew their contracts with us or decrease use of our solutions and services, require us to indemnify our customers against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our solutions to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future customers, any of which could harm our business, financial condition, and results of operations.
Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations could be adversely affected. The provisioning of additional cloud hosting capacity requires lead time. AWS, Microsoft Azure, and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If AWS, Microsoft Azure, or other third parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of customer contracts if they are unwilling to accept such a change.
A failure to maintain our relationships with our third-party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our customers and adversely affect our business and results of operations.

We are dependent on a few key customer contracts for a significant portion of our future revenue, and a significant reduction in services to one or more of these contracts would reduce our future revenue and harm our anticipated operating results.
A small number of our large customer contracts, including the TSA PreCheck™ enrollment program and our program with CMS, are expected to comprise a significant portion of our future revenue. Our business will likely be harmed if any of our key customer contracts do not generate as much revenue as we forecast, and the termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Adverse events affecting the programs subject to these contracts could also negatively affect our ability to process transactions under those contracts, which could adversely affect our revenue and results of operations. For example, the COVID-19 pandemic may adversely affect or disrupt the TSA PreCheck™ enrollment program, which could lead to delays in the implementation of that program and changes in demand for that program. In addition, if the COVID-19 pandemic and associated protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues, financial condition, and ability to execute on business or contract opportunities; however, the ultimate impact is highly uncertain and subject to change.
We will face risks associated with the growth of our business in new commercial markets and with new customer verticals, and we may neither be able to continue our organic growth nor have the necessary resources to dedicate to the overall growth of our business.
We plan to expand our operations in new commercial markets, including those where we may have limited operating experience, and may be subject to increased business, technology and economic risks that could affect our financial results. In recent periods, we have increased our focus on commercial customers. In the future, we may increasingly focus on such customers, including in the banking, financial services, healthcare, pharmaceutical, manufacturing, telecommunication, airlines and aerospace, insurance, retail, transportation, shipping and logistics, and energy industries, as well as other critical infrastructure industries. Entering new verticals and expanding in the verticals in which we are already operating will continue to require significant resources and there is no guarantee that such efforts will be successful or beneficial to us. Historically, sales to a new customer have often led to additional sales to the same customer or similarly situated customers. As we expand into and within new and emerging markets and heavily regulated industry verticals, we will likely face additional regulatory scrutiny, risks, and burdens from the governments and agencies which regulate those markets and industries. While this approach to expansion within new commercial markets and verticals has proven successful in the past, it is uncertain we will achieve the same penetration and organic growth in the future and our reputation, business, financial condition, and results of operations could be negatively impacted.
In the future, we may seek to enter into other credit facilities to help fund our working capital needs. These credit facilities may expose us to additional risks associated with leverage and may inhibit our operating flexibility.
We may seek to enter into other credit facilities with third-party lenders to help fund our business. Such credit facilities will likely require us to pay a commitment fee on the undrawn amount and will likely contain a number of affirmative and restrictive covenants.
If we violate any such covenants, our lenders could accelerate the maturity of any debt outstanding and we may be prohibited from making any distributions to our stockholders. Such debt may be secured by our assets, including the stock we may own in subsidiaries and the rights we have under intercompany loan agreements that we may enter into in the future with our businesses. Our ability to meet our debt service obligations may be affected by events beyond our control and will depend primarily upon cash produced by our business. Any failure to comply with the terms of our indebtedness may have a material adverse effect on our financial condition.
In addition, we expect that such credit facilities will bear interest at floating rates which will generally change as interest rates change. We will bear the risk that the rates that we are charged by our lenders will increase faster than we can grow the cash flow from our businesses, which could reduce profitability, materially adversely affect our ability to service our debt and cause us to breach covenants contained in our third-party credit facilities.

Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.
We are subject to a variety of local, state, national, and international laws and directives and regulations in the United States and abroad that involve matters central to our business, including privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection, and personal information. Foreign data protection, data security, privacy, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and they are likely to remain uncertain for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. A number of proposals are pending before U.S. federal, state, and foreign legislative and regulatory bodies that could significantly affect our business.
The overarching complexity of privacy and data protection laws and regulations around the world pose a compliance challenge that could manifest in costs, damages, or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls, or the malicious or inadvertent breach of applicable privacy and data protection requirements by us, our employees, our business partners, or our customers.
In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers’ compliance with such standards. Because privacy, data protection, and information security are critical competitive factors in our industry, we may make statements on our website, in marketing materials, or in other settings about our data security measures and our compliance with, or our ability to facilitate our customers’ compliance with, these standards. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection, and information security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws and regulations, industry standards, or other obligations may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, and contractual and other obligations may require us to incur additional costs and restrict our business operations. As these legal regimes relating to privacy, data protection, and information security continue to evolve, they may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Furthermore, because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy, data protection, and information security are uncertain, these laws, standards, and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our policies or procedures, or the features of our solutions. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to fulfill existing obligations, make enhancements, or develop new solutions and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions.
These existing and proposed laws and regulations can be costly to comply with and can make our solutions and services less effective or valuable, delay or impede the development of new products, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our solutions to comply with U.S., or applicable foreign laws, regulations, directives, policies, industry standards, or legal obligations relating to privacy, data protection, or information security, or any security incident that results in loss of or the unauthorized access to, or acquisition, use, release, or transfer of, personal information, personal data, or other customer or sensitive data sensitive data or information may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, indemnification or other contractual obligations, other remedies, including fines or demands that we modify or cease existing business practices, or adverse publicity, and related costs and liabilities, which could significantly and adversely affect our business and results of operations.
Changes in accounting principles or their application to us could result in unfavorable accounting charges or effects, which could adversely affect our results of operations and growth prospects.
We prepare consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). In particular, we make certain estimates and assumptions related to the adoption and interpretation of these principles including the recognition of our revenue and the accounting of our stock-based compensation expense with respect to our consolidated financial statements. If these assumptions turn out to be incorrect, our revenue or our stock-based compensation expense could materially differ from our expectations, which could have a material adverse effect on our financial results. A change in any of these principles or guidance, or in their interpretations or application to us, may have a significant effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results or our forecasts, which may negatively impact our financial statements. For example, recent new standards issued by the Financial Accounting Standards Board could materially impact our consolidated financial statements. The adoption of these new standards may potentially require enhancements or changes in our processes or systems and may require significant time and cost on behalf of our financial management. This may in turn adversely affect our results of operations and growth prospects.
If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.
The preparation of our consolidated financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation, common stock valuations, and income taxes.
A novel strain of coronavirus, COVID-19, may adversely affect our future business operations, financial condition and our ability to execute on business or contract opportunities.
In December 2019, an outbreak of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and on March 13, 2020, President Donald J. Trump declared the virus a national emergency. This highly contagious disease has spread to most of the countries in the world and throughout the United States, creating a serious impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and/or the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. The pandemic may adversely affect our customers’ ability to perform their missions and is in many cases disrupting their operations. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in their costs and cause delays in performance. These supply chain effects, and the direct effect of the virus and the disruption on our operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. Our employees, in some cases, are working remotely due either to safety concerns or to customer imposed limitations and using various technologies to perform their functions. We could see delays or changes in customer demand, particularly if government funding priorities change. Additionally, the disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. Both the health and economic aspects of COVID-19 are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the coronavirus pandemic and associated protective or preventative measures expand, we may experience a material adverse effect on our business operations, revenues and financial condition, and our ability to execute on business or contract opportunities, including the TSA PreCheckTM enrollment program; however, its ultimate impact is highly uncertain and subject to change.
Risks Related to Our Common Stock and this Offering
An active public trading market for our common stock may not develop.
There has been no public market for our common stock prior to this offering. Although we have applied to list our common stock on The Nasdaq Global Market, we cannot assure you that a trading market for our common stock will develop, or, if a trading market does develop, that it will be sustained or how liquid such trading market will become. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may have difficulty selling any shares of our common stock that you may purchase. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price. Accordingly, we cannot assure you of your ability to sell your common stock when desired, or at all, or the prices that you may obtain for such common stock.
Our stock price could be extremely volatile and may decline substantially from the initial public offering price. As a result, you may not be able to resell your shares at or above the price you paid for them.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Volatility in the market price of our common stock, as well as general economic, market or political conditions, may prevent you from being able to sell your shares at or above the price you paid for your shares and may otherwise negatively affect the liquidity of our common stock. You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and you could lose part or all of your investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:
•	competition in our industry and our ability to compete effectively;
•	our ability to keep pace with rapid developments and changes in our industry and provide new products and services;
•	liability and reputation damage from unauthorized disclosure, destruction or modification of data or disruption of our services;
•	technical, operational and regulatory risks related to our information technology systems and third-party providers’ systems;
•	reliance on third parties for significant services;
•	our ability to successfully identify potential acquisition targets, and to complete and effectively integrate those acquisitions into our services;
•	potential degradation of the quality of our products, services and support;
•	our ability to retain clients;
•	our ability to successfully manage our intellectual property;
•	our ability to attract, recruit, retain and develop key personnel and qualified employees;
•	risks related to laws, regulations and industry standards;
•	our indebtedness and potential increases in our indebtedness;
•	operating and financial restrictions imposed by the terms of our indebtedness; and
•	the other factors described in “Risk Factors.”
In response to any one or more of these events, the market price of shares of our common stock could decrease significantly. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
We are an “emerging growth company” under the federal securities laws. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable to public companies. We currently intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of this offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock and our trading price may be more volatile.
Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.
Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one quarter are not a reliable indication of results to be expected for any other quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors. We maintain a forecasting process that seeks to plan sales and align expenses. If we do not control costs or appropriately adjust costs to actual results, or if actual results differ significantly from our forecast, our financial performance could be materially adversely affected.
You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.
The initial public offering price of our common stock will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our pro forma net tangible book value as of September 30, 2020 and upon the issuance and sale of shares of common stock by us at the assumed initial public offering price of $17.00 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $16.21 per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, you will experience future dilution. A total of 7,459,913 shares of common stock have been reserved for future issuance under our stock-based compensation plans, including our 2016 Plan. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock-based compensation plans, including our 2016 Plan.
The issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.
Our Second Amended and Restated Articles of Incorporation authorize us to issue up to 250 million shares of our common stock and up to 10 million shares of preferred stock with such rights and preferences as included in our Second Amended and Restated Articles of Incorporation. Subject to compliance with applicable rules and regulations, we may issue common stock or securities convertible into common stock from time to time in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.
We do not anticipate paying any cash dividends on our common stock in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend or expect to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare or pay dividends in the future will be made at the discretion of our

Board of Directors, taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, and any legal or contractual limitations on our ability to pay dividends. As a result, if our Board of Directors does not declare and pay dividends, your only opportunity to achieve a return on your investment in our company, if any, may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our common stock or our sector, our common stock price and trading volume could decline.
We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively affected. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Our directors, executive officers and principal stockholders and their respective affiliates will continue to have substantial influence over us after this offering and could delay or prevent a change in corporate control; our principal stockholders may have interests that conflict with your interests as an investor in our common stock.
As of September 30, 2020, our directors, executive officers and holders of more than 5% of our common stock beneficially owned, as a group, 73.1% of our common stock. After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 43.6% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. Our principal stockholders, in the aggregate, will continue to have substantial influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, in the aggregate, will continue to have significant influence over the management and affairs of our company. Accordingly, this concentration of ownership may have the effect of:
•	delaying, deferring or preventing a change in corporate control;
•	impeding a merger, consolidation, takeover or other business combination involving us; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.
The interests of our principal stockholders may conflict with your interests as a stockholder. You should carefully consider these potential conflicts of interest before deciding whether to invest in shares of our common stock.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of this offering, we will have a total of 60.7 million fully diluted shares (or 59.8 million basic shares excluding the impact of the Warrants) of common stock outstanding. All shares sold in this offering or issued in connection with the ERPS Conversion will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The shares held by certain directors and officers and their affiliates immediately following the consummation of this offering will represent approximately 43.6% of our total outstanding shares of common stock following this offering, based on the number of shares outstanding as of September 30, 2020. Such shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”
In connection with this offering, we, our directors and executive officers, and certain significant holders of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting” for a description of these lock-up agreements.
Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional 34.3 million shares that are held by directors, executive officers, and other significant stockholders will be eligible for sale in the public market and will be subject to volume, manner of sale and other limitations under Rule 144. See “Shares Eligible for Future Sale.”
As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
In addition, the shares of our common stock reserved for future issuance under our 2016 Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. A total of 7,459,913 shares of our common stock have been reserved for future issuance under our 2016 Plan.
In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Holders of Exchangeable Redeemable Preferred Stock may file lawsuits against us and/or our directors and executive officers of us in connection with the offering described in this prospectus or other matters, and an adverse judgment in any such litigation could prevent or delay the closing of the offering or otherwise negatively affect our business and operations.
We may incur costs in connection with the defense or settlement of any lawsuits filed by holders of our Exchangeable Redeemable Preferred Stock in connection with the offering described in this prospectus, the consent solicitation to amend the terms of the Exchangeable Redeemable Preferred Stock, or other matters. Such litigation could have an adverse effect on our financial condition and results of operations and could prevent or delay the consummation of the offering. If a lawsuit is filed, the defense or settlement of such lawsuit or claim that remains unresolved at the time this prospectus is deemed to be effective may adversely affect our business, financial condition, results of operations and cash flow.
Provisions of the Maryland General Corporation Law and in our organizational documents could delay or prevent a change in control.
The Maryland General Corporation Law (MGCL), our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control or the removal of our directors. We are subject to Subtitle 6 of Title 3 of the MGCL, the Maryland Business Combination Act. The Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. We are subject to Subtitle 7 of Title 3 of the MGCL, the Maryland Control Share Acquisition Act. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.
We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter without stockholder approval to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. See “Description of Our Capital Stock.”
We may issue shares of preferred stock in the future, which could make it more difficult for another company to acquire us or otherwise affect holders of our common stock, which could depress the price of our common stock.
Our charter will authorize us to issue one or more series of preferred stock. Our Board of Directors, without the approval of our stockholders, will have the authority to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our charter, in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock, which may reduce its value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated herein by reference contain expressions of our opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements, other than statements of historical fact, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, plans, prospects and objectives are forward-looking statements. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “think,” “may,” “could,” “will,” “would,” “should,” “continue,” “potential,” “likely,” “opportunity” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. These statements are based on our management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in the Sections entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, as well as any amendments thereto, filed with the SEC.
In this prospectus, forward-looking statements include statements concerning matters such as our anticipated expenditures, anticipated contract revenues, development and/or expansion of our products in commercial markets, our plans to grow our business in foreign markets, the success of our sales and marketing efforts to develop other business channels, our plans for potential acquisitions or investments, expectations as to the development of our public trading market, stock price, operating results, including our projections, and our plans for any future issuances or distributions.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, the following:
•	the seasonality of U.S. government purchasing;
•	our dependence on the U.S. government for a significant portion of our sales and related negative effects associated with a change in U.S. government spending;
•	our dependence on various third parties and their infrastructure when providing our services and solutions;
•	statements regarding our U.S. government contracts and their various bidding processes and sales and implementation cycles;
•	statements regarding our compliance with various privacy regulations;
•	risks associated with the growth of our business in new commercial markets and other channels;
•	real or perceived errors, failures, defects or bugs in our solutions;
•	the effect of COVID-19 on our future operations, financial condition and our ability to execute on business or contract opportunities, including the TSA PreCheck™ enrollment program;
•	the lack of a historical or potential lack of development of a future public trading market for our common stock;
•	our status as an emerging growth company and its related effects;
•	the fluctuation of our quarterly results;
•	immediate dilution of our common stock;
•	future issuances of shares of our common stock;
•	our plans related to the use of funds from the offering;
•	conflicts of interests among our Board of Directors, executive officers and significant stockholders;
•	future sales of our common stock on the public market;

•	provisions in our organizational documents and agreements with third parties could delay or prevent a change of control;
•	our Board of Directors’ ability to issue additional shares of our preferred stock without stockholder approval; and
•	other factors set forth in this prospectus in “Risk Factors,” any amendments thereto, and in our other public filings that are incorporated by reference herein.
Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in or incorporated by reference into this prospectus. Given these risks, uncertainties and other factors, many of which are beyond our control, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement and, except as required by law, we undertake no obligation to update any forward-looking statement publicly, or to revise any forward-looking statement to reflect events or developments occurring after the date of this prospectus, even if new information becomes available in the future. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $193.8 million (or approximately $223.1 million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of approximately 12.35 million shares of common stock offered by us in this offering, based on an assumed public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We expect to use approximately $109.1 million of the net proceeds we receive from this offering in connection with the ERPS Conversion, as described in the section entitled “Exchangeable Redeemable Preferred Stock Conversion.” In addition, we expect to use approximately $30 million of the net proceeds from this offering to fund our acquisition of the outstanding Class B Units of Telos ID, as described in the section entitled “Purchase of Telos ID.”
We also intend to use approximately $20.9 million of the net proceeds to repay our outstanding senior term loan and subordinated debt. Our senior term loan has a maturity date of January 15, 2021 and accrues interest at the rate of 13% per annum. Our subordinated debt has a maturity date of July 25, 2022 and accrues interest at the rate of 6% per annum.
We intend to use the remaining net proceeds for general corporate purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements, commitments, or plans for any specific acquisitions at this time.
The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. Proceeds held by us will be invested in short-term investments until needed for the uses described above.

DIVIDEND POLICY
We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION
The following table presents our cash and cash equivalents and capitalization as of September 30, 2020:
•	on an actual basis;
•
on a pro forma basis to reflect the ERPS Conversion into 1.1 million shares of common stock upon the closing of this offering, including a $14.1 million gain resulting from the ERPS conversion, the 7.3 million shares to be issued as consideration in the Telos ID Purchase, the conversion of our Class A and Class B common stock into common stock, on a 1-1 basis; and

•
on a pro forma as adjusted basis to reflect the sale and related use of proceeds by us of 12.4 million shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

You should read this information together with our consolidated financial statements and related notes included in this prospectus and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and incorporated by reference in this prospectus. The following amounts are in thousands.
	As of September 30, 2020
	Actual (Unaudited)	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Cash and cash equivalents	$10,326	$10,326	$44,603
Senior term loan, net of unamortized discount and issuance costs	16,919	16,919	—
Subordinated debt	3,192	3,192	—
Public preferred stock	142,077	122,897	—
Common stock	78	86	99
Additional paid-in capital	4,314	147,586	196,780
Accumulated other comprehensive income	5	5	5
Accumulated deficit	(147,708)	(133,500)	(134,224)
Total Telos stockholders’ equity (deficit)	(143,311)	14,177	62,660
Non-controlling interest in subsidiary	9,506	9,506	—
Total stockholders’ equity (deficit)	(133,805)	23,683	62,660
Total capitalization	$28,383	$166,691	$62,660
(1)
Gives effect to (a) the 1.1 million shares of common stock to be issued, to the holders of Exchangeable Redeemable Preferred Stock in connection with the ERPS Conversion, (b) the 7.3 million shares of common stock to be issued to Hoya in connection with the Telos ID Purchase, and (c) a $14.1 million gain resulting from the ERPS Conversion.

(2)
Gives effect to the use of the net proceeds to us from this offering of $193.8 million from the sale of approximately 12.4 million shares of common stock. Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, working capital excluding deferred revenue, total assets and total stockholders’ equity by $11.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, excluding deferred revenue, total assets and total stockholders’ equity by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Excludes 7,459,913 shares of common stock reserved for issuance under the 2016 Plan and 900,970 shares of common stock issuable upon the exercise of the Warrants, and assumes no exercise by the underwriters of their overallotment option.

DILUTION
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.
Our pro forma net tangible book value of our common stock as of September 30, 2020 was ($129.5) million, or ($2.68) per share, based on the number of shares of our common stock outstanding as of September 30, 2020 and after giving effect to (i) the ERPS Conversion, (ii) the purchase of Telos ID, and (iii) the repayment of outstanding senior and subordinated debt. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, and after giving effect to the ERPS Conversion.
After giving effect to the receipt of the net proceeds from our sale of approximately 12.35 million shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020, would have been $47.7 million, or $0.79 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.47 per share to our existing shareholders and an immediate dilution of $16.21 per share to investors purchasing common stock in this offering.
We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the initial public offering price paid by the new investor. The following table illustrates the dilution to new investors on a per share basis:
Assumed initial public offering price per share		$17.00
Pro forma net tangible book value per share as of September 30, 2020	$(2.68)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$3.47
Pro forma as adjusted net tangible book value per share after this offering		$0.79
Dilution in net tangible book value per share to new investors in this offering		$16.21
Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.22 per share and the dilution to new investors by $0.78 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $0.28 per share and the dilution to new investors by $0.28 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.
If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $1.30 per share, representing an immediate increase to existing shareholders of $3.99 per share, and immediate dilution to new investors in this offering of $15.70 per share.
The foregoing calculations exclude 7,459,913 shares of common stock reserved for future issuance pursuant to our 2016 Plan.

BUSINESS
Overview
Telos Corporation offers technologically advanced, software-based security solutions that empower and protect the world’s most security-conscious organizations against rapidly evolving, sophisticated and pervasive threats. Our portfolio of security products, services and expertise empower our customers with capabilities to reach new markets, serve their stakeholders more effectively, and successfully defend the nation or their enterprise. We protect our customers’ people, information, and digital assets so they can pursue their corporate goals and conduct their global missions with confidence in their security and privacy.
Our customer base consists of the U.S. federal government, large commercial businesses, state and local governments, as well as international customers. Our federal government customers include the Department of Defense (“DoD”), the Central Intelligence Agency (the (“CIA’’) and multiple other agencies within the Intelligence Community (“IC”), and multiple civilian agencies, including the Department of Homeland Security (“DHS”), U.S. Department of State (“DoS”), and the Federal Bureau of Investigation (“FBI”). Our commercial customers include Fortune 500 enterprises such as Amazon.com, Inc., Citigroup Inc., Microsoft Corporation, and salesforce.com, inc. We have conducted business with over 350 customers in each of the last three years. For the nine months ended September 30, 2020, approximately 50% of our revenue was derived from sole source contracts or contracts for which we had limited competition. Our customers are highly targeted by cyber attackers and require continuous real-time insights to make informed decisions about how to effectively balance the constraints of security risk with the freedom to act and decide in the best interests of the organization and the greater good of the public. Our advanced security solutions help protect and ensure confidence in the information that is vital to the world’s most important commercial and governmental organizations, national security, and mission success for the warfighter.
Our revenue growth trajectory began to accelerate in 2018 as we increased our investment into new products and solutions. Our security solutions are the ultimate product of the investment of approximately 3,000 man-years developing our intellectual property and highly sophisticated software technology. These investments helped us expand with commercial customers, as well as win additional contracts within the military and the IC. Revenue grew from $107.7 million in 2017 to $138.0 million in 2018 and to $159.2 million in 2019, representing annual growth rates of 28.1% and 15.4%, respectively. Once our security solutions are imbedded in our customers’ technology infrastructure, these customer relationships often expand and lead to us providing additional security solutions. As a consequence, we believe that our customer turnover is low and, based on historical experience, approximately 85% of our revenue is recurring, as discussed further below.
Our business consists of solution sales that generally are renewed on an annual basis and large programs that are executed through long-term contracts, often five to ten years in duration. We believe that the nature of our work lends itself to trusted and long-term relationships with our customers, which results in a high recurrence of ongoing customer revenue streams. As a result, much of our revenue is highly predictable.
We develop our annual budgeted revenue by estimating for the upcoming year our continuing business from existing customers and active contracts. We consider backlog, both funded and unfunded (as explained below), other expected annual renewals, and expansion planned by our current customers. In the context of our current customer portfolio, we view “recurring revenue” as revenue that occurs often and repeatedly. In each of the last three years, recurring revenue has exceeded 85% of our annual revenue. Our total budgeted revenue is the combination of recurring revenue and a forecast of new business.
Total backlog, a component of recurring revenue, consists of the aggregate contract revenues remaining to be earned by us at a given time over the life of our contracts, whether funded or unfunded. Funded backlog consists of the aggregate contract revenues remaining to be earned at a given time, which, in the case of U.S. government contracts, means that they have been funded by the procuring agency. Unfunded backlog is the difference between total backlog and funded backlog and includes potential revenues that may be earned if customers exercise delivery orders and/or renewal options to continue these contracts. Based on historical experience, we generally assume option year renewals to be exercised. Most of our customers fund contracts on a basis of one year or less and, as a result, funded backlog is generally expected to be earned within one year from any point in time, whereas unfunded backlog is expected to be earned over a longer period.
We expect our growth to accelerate beginning in 2021 and 2022 due to, among other factors, recent contract awards that are significant to our business. Notable recent awards include an expanded contract with a U.S.

government agency for our Telos Ghost® managed intelligence support solution and contract wins under the Transportation Security Administration (“TSA”) PreCheck™ enrollment program and a program with The Centers for Medicare and Medicaid Services (“CMS”). We believe the Telos Ghost contract will generate approximately $4 million to $5 million of incremental revenue in 2021 and represents a platform for potential further growth through military and civilian government units during and after 2021. The TSA PreCheck™ enrollment program – a 10-year contract on which we are one of three vendors – is expected to launch in early 2021. TSA estimates the market for TSA PreCheck™ enrollments is 2 million to 5 million travelers annually over the term of the contract, and we believe that the share of those enrollments we may secure on an average annual basis over that term should grow to approximately 30% to 40% of those travelers. We anticipate charging $85 for each TSA PreCheck™ membership transaction, with the possibility that additional revenue may be generated from co-marketing efforts. The CMS program – a 10-year indefinite delivery/indefinite quantity contract under which we anticipate providing services beginning in 2021 – involves our FBI-certified biometric enrollment solution. CMS estimates that approximately 1.5 million healthcare workers will obtain background checks annually under the program, and we believe we are well-positioned to secure this work over the 10-year contract term. Based on these and other assumptions, we believe these programs collectively may grow from a base of approximately $11 million in revenue in 2020 to between $75 million and $80 million in revenue and in excess of $135 million in revenue in 2021 and 2022, respectively. For these reasons, we anticipate these recent contract awards, combined with our organic growth as well as other opportunities for business expansion, to contribute to rapidly accelerating revenue growth beginning in 2021 and 2022.
With the proceeds from this offering, we intend to pursue additional opportunities to grow revenue, expand margins, simplify our capital structure, and repay our outstanding senior and subordinated debt. Specifically, we intend to expand our internal direct sales force, build sales and distribution channels for our products, and continue to invest in research and development. We also intend to repurchase the non-controlling interest in Telos ID for $30 million in cash and 7.3 million shares of our common stock, convert our Exchangeable Redeemable Preferred Stock (with accrued principal and dividends of approximately $142.6 million) for $109.1 million of cash and approximately 1.1 million shares of common stock, and repay $20.9 million of debt.
Our Mission: Cyber, Cloud, and Enterprise Security
Our mission is to protect our customers’ people, systems, and vital information assets with offerings for cybersecurity, cloud security, and enterprise security. In the current global environment, our mission is more critical than ever. The emergence of each new ICT introduces new vulnerabilities, as security is still too often overlooked in solution development. Networks and applications meant to enhance productivity and profitability often jeopardize an organization due to poor planning, misconfiguration, or an unknown gap in security. Ransomware, insider threats, cybercrime, and advanced persistent threats continue to menace public and private enterprises across all industries.
Cybersecurity, cloud security, and enterprise security of the modern organization share much in common, yet also call for a diverse range of skills, capabilities, and experience in order to meet the requirements of security-conscious customers. Decades of experience in developing, orchestrating, and delivering solutions across these three domains gives us the vision and the confidence to provide solutions that empower and protect the enterprise at an integrated, holistic level. Our experience in addressing challenges in one area of an enterprise helps us meet requirements in others. We understand that a range of complementary capabilities may be needed to solve a single challenge, and we also recognize when a single solution might address multiple challenges.
Our security solutions span across the following domains:
•
Cybersecurity – We help our customers ensure the ongoing security, integrity, and compliance of their on-premises and related cloud-based systems, reducing threats and vulnerabilities in order to foil cyber adversaries before they can attack. Our consultants assess our customers’ security environments and then design, engineer, and operate the systems they need to strengthen their cybersecurity posture.

•
Cloud Security – The cloud as an organizational resource is more than two decades old, yet the needs of cloud users are constantly changing. We offer the specialized skills and experience needed to help our customers plan, engineer, and execute secure cloud migration strategies and then ensure ongoing management and security in keeping with the leading standards for cloud-based systems and workloads.

•
Enterprise Security – Securing the enterprise means protecting the essential and timeless elements common to every organization: its people and processes, its supply chain and inventories, its finances and facilities, and its information and communications. As ICT and OT have become part of the organizational make-up, we have offered solutions that ensure personnel can work securely and productively across and beyond the enterprise.

Our Market
Our market includes organizations in business across industry verticals, government, and the military. We believe that digital transformation is a reality for these organizations and that the ICT systems they depend on for their success and security are subject to unprecedented levels of stress, threat, and attack. Market-disrupting technologies, a global pandemic, and economic uncertainty make it difficult for customers to plan for business expansion, develop new programs in service to the public, or prepare military forces for the nation’s defense. Public and private enterprises alike face the following dynamic challenges that threaten their security:
•
Heavy dependence on information and operational technologies. Organizations are increasingly dependent on technology, including mobile and wireless applications, cloud-based resources, industrial IoT, ICS, SCADA, and others. Data and applications are hosted on-premises, in the cloud, and in hybrid environments. Further, the growing integration of ICT with OT offers greater control over operational systems – but also expands the overall attack surface of the enterprise.

•
Digital transformation and accelerating migration to the cloud. One of the most salient aspects of the current technology environment is the cloud. Enterprises and government agencies are accelerating the migration of applications, storage, and ICT/OT infrastructure to hosted and cloud environments. More organizations – including highly security-conscious agencies within the U.S. government and commercial entities – are gaining comfort and confidence in the cloud, taking advantage of the rapid application development, greater flexibility, and strategic agility that the cloud offers.

•
Ability to work across and beyond the enterprise. Organizations are no longer defined by or confined by real estate, geography, or personnel rosters. Information and applications are now accessible in the cloud. Mobile devices free personnel to work wherever their mission takes them. Employees, contractors, and partners collaborate in the physical and digital domains, trusting that they can rely on the integrity and trustworthiness of their people and their systems.

•
Turbulent technology environment due to COVID-19. The COVID-19 pandemic has accelerated the growth of the remote workforce and, thus, cyber risk. The pandemic has upended nearly every organization’s established way of working. Existing technologies for mobility are being stretched to the limit, and enterprises are facing dramatic growth in cyber-attack risk as a result of personnel and systems that are still adjusting to an increasing number of workers accessing systems remotely. Ransomware, phishing attempts, and inadequate VPNs all contribute to a significant increase in threats and vulnerabilities.

The networked nature of enterprise technologies and the ability to work outside the organizational perimeter result in increased risk and the constant threat of attack. In particular, the cloud adds new complexities due to the shared responsibility of cloud security and the need to manage and maintain the compliance of cloud-based resources.
Our solutions across a wide variety of use cases are designed to address our customers’ proliferating need to understand and address cybersecurity risk, reduce organizational attack surface, enhance enterprise mobility, expand adoption of cloud computing, and manage and protect identities in an increasingly dynamic and intensifying threat landscape. By addressing the breadth of our customers’ complex and evolving needs, we believe that our total addressable market in 2021 for the security services and products that we provide is over $80 billion.
Our Offerings
We refer to our cyber and cloud applications as Security Solutions, which includes Information Assurance / Xacta® (previously referred to as Cyber & Cloud Solutions), Secure Communications (previously referred to as Secure Communications Cyber and Enterprise Solutions), and Telos ID (previously referred to as Telos ID Enterprise Solutions). We refer to our offerings for enterprise security as Secure Networks (previously referred to as Secure Mobility and Network Management/Defense Enterprise Solutions).

Security Solutions revenue was $101.9 million and $86.6 million in 2019 and 2018, respectively. This increase in 2019 of approximately 18% is primarily attributable to a $10.1 million increase in sales of offerings in Telos ID on a contract with the U.S. Census Bureau and a $6.3 million increase in sales of offerings related to a contract with a U.S. government agency for our Telos Ghost managed intelligence support solution in Secure Communications. For the nine months ended September 30, 2020 and 2019, Security Solutions revenue was $92.6 million and $71.6 million, respectively. Improved performance was driven primarily by an increase of $16.5 million in sales of offerings in Telos ID on the contract with the U.S. Census Bureau and $6.5 million in sales of offerings related to the contract with a U.S. government agency for our Telos Ghost managed intelligence support solution in Secure Communications. For the nine months ended September 30, 2020 and 2019, Security Solutions gross profit was $38.8 million and $28.9 million, respectively.
Secure Networks revenue was $57.3 million in 2019 and $51.4 million in 2018. The sales increase in 2019 is the result of various DoD contracts around our Secure Mobility as well as our Network Management and Defense offerings. For the nine months ended September 30, 2020, Secure Networks revenue was $42.4 million, up 3% from $41.1 million over the same period in 2019. The year-over-year improvement for the interim period in 2020 resulted from various DoD contracts, primarily in our Secure Mobility offerings. For the nine months ended September 30, 2020 and 2019, Secure Networks gross profit was $7.6 million and $6.4 million, respectively.
Security Solutions
•
Information Assurance / Xacta: a premier platform for enterprise cyber risk management and security compliance automation, delivering security awareness for systems in the cloud, on-premises, in hybrid and multi-cloud environments.

•	Secure Communications:
○	Telos Ghost: a virtual obfuscation network-as-a-service with encryption and managed attribution capabilities to ensure the safety and privacy of people, information, and resources on the network.
○
Telos Automated Message Handling System (“AMHS”): web-based organizational message distribution and management for mission-critical communications; the recognized gold standard for organizational messaging in the U.S. government.

•
Telos ID: offering Identity Trust and Digital Services through IDTrust360® – an enterprise-class digital identity risk platform for extending SaaS and custom digital identity services that mitigate threats through the integration of advanced technologies that fuse biometrics, credentials, and other identity-centric data used to continuously monitor trust.

Secure Networks
•	Secure Mobility: solutions for business and government that enable remote work and minimize concern across and beyond the enterprise.
•	Network Management and Defense: services for operating, administrating, and defending complex enterprise networks and defensive cyber operations.
The Xacta Solution
Xacta Overview
Xacta delivers automated cyber risk and compliance management solutions to large commercial and government enterprises. Xacta is sold as a solution, which includes Xacta technology and Xacta subject matter experts (“SMEs”) to help with deployment, on-going support, and training to ensure rapid and long-term customer success. Our solution-based business model provides predictable, recurring, and growing revenue year-on-year.
Xacta disrupted the cyber risk and compliance management industry 20 years ago. When it was first introduced, Xacta represented a new way of doing business that challenged the inefficient labor-intensive business models of traditional consultants and government contractors who charge by the hour.
We have developed and evolved Xacta over the past two decades to make security risk and compliance activities more efficient through workflow-based automation. Many cyber risk and compliance management activities can be automated, which greatly reduces the need for inefficient Time and Materials (“T&M”) services. More importantly, we believe that certain critical capabilities like continuous monitoring are effectively impossible without automation.
Xacta is the de facto commercial cyber risk and compliance management solution across the U.S. federal government. Noteworthy U.S. government enterprise customers include DoD, multiple agencies within the IC (including the CIA), and civilian agencies such as DHS, DoS and the FBI. Xacta cloud security is also being adopted by very large commercial organizations like Amazon Web Services (“AWS”) and Microsoft Azure.
Across these government and commercial customers, we currently have hundreds of Xacta deployments used to manage tens of thousands of mission critical/national security systems that are comprised of millions of critical information technology (“IT”) assets and cloud resources. There are also more than 20,000 cyber security professionals who actively use Xacta to manage cyber risk for a wide range of IT/information systems in warfighting, intelligence, business/financial, and healthcare applications.

In 2016, at the request of the CIA, we evolved Xacta from an on-premises cyber risk and compliance management solution, used to manage traditional IT assets, to a solution that also manages cloud resources. As a result, we believe that Xacta is unique in its ability to manage complex hybrid IT environments that span on-premises, cloud, and multi-cloud. Our cloud focus has attracted the attention of the largest cloud and cloud service providers in the world, many of which are now our partners and customers. These partnerships have greatly increased our market opportunity, as many organizations look to migrate to the cloud. Security compliance remains a major inhibitor to cloud adoption. Xacta addresses this issue by automating and accelerating security compliance activities allowing organizations to migrate to the cloud more quickly and securely.
Recognizing these advantages, the two largest cloud providers in the world, AWS and Microsoft Azure, have partnered with Telos to use Xacta to accelerate security compliance activities in their air-gapped and global sovereign cloud environments to help hundreds of thousands of regulated organizations address security risk and compliance much more efficiently.
We collaborated with the CIA and AWS on a case study titled: The Quest for Continuous Authority to Operate, to describe the benefits of Xacta. The following statements were made in the case study:

Rick Trinidad, Worldwide Public Sector, AWS

Carl J. “CJ” Moses, Deputy CISO, AWS

John Nicely, C2S Sponsor, US Government
And, we have become integrated into the Microsoft Azure cloud in order to speed the compliance process that will accelerate our mutual customers’ ability to move their workloads to Microsoft Azure:

Tom Keane, corporate vice president, Azure Global at Microsoft Corporation

Lily Kim, General Manager, Azure Global at Microsoft Corporation
Our cloud focus has also resulted in significant partnerships with other cloud organizations, such as Rackspace Technology, Inc., which are helping SaaS vendors address cloud compliance requirements, including the Federal Risk and Authorization Management Program (“FedRAMP”), which is required by the federal government for all SaaS solutions. There are thousands of potential SaaS applications needed by the federal government. These organizations understand that Xacta’s ability to reduce the security compliance burden helps accelerate cloud adoption and generates cloud usage and revenue more quickly. To this end, Xacta’s capabilities are viewed as a strategic advantage by these cloud-centric organizations.
Managing cyber risk is top-of-mind for many organizations today. There is an increasing number of security standards and regulations with which global organizations must comply. The National Institute of Standards and Technology (NIST) is the source for many security standards that are being adopted globally. Telos, using Xacta, has specialized in supporting NIST-based standards for nearly 20 years. We have been considered by a leading, third-party consultancy to be NIST-based cybersecurity domain experts. These trends, coupled with our technology leadership and experience over the past 20 years, significantly expand our near-term addressable market.

Xacta’s Critical Capabilities
Xacta offers a number of critical and differentiated capabilities that support a wide range of cyber risk and compliance management use cases, such as:
•	Automated asset inventory – helps quickly define IT boundary/parameters and establish audit/test plans.
•	Automated control validation – reduces manual test efforts.
•	Automated continuous control monitoring – offers ongoing assurance of compliance.
•	Vulnerability management functionality – understand vulnerabilities that apply to IT environments.
•	Remediation management – workflow to help organizations prioritize risk, establish remediation plans, and track remediation progress to closure.
•	Automated regulatory report generation – reduces manual effort needed to create regulatory reports (bi-product of the workflow process).
•	Cloud integration – allows Xacta to manage cloud-based resources (multi-cloud environments) as well as on-premises assets.
•	Cloud deployment – allows Xacta to be deployed as a SaaS, Amazon Machine Image, Virtual Machine Image (“VMI”), as well as on-premises.
•	Intelligent workflow – Artificial Intelligence (“AI”)-like functionality reduces the need for manual intervention.
•	Predictive control mapping – AI-like functionality helps reduce redundant control testing and manual control mapping effort to help address audit fatigue.
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Automated control inheritance – allows organizations to share common compliance information – cloud providers share common controls with customers as per the shared responsibility model of cloud security – which greatly reduces manual effort and enables rapid cloud adoption.

•	Visualization and reporting – reduces dependency on third-party business intelligence products.
•	End-to-end workflow capabilities – support for complex system authorization processes like FedRAMP and the NIST Risk Management Framework, dramatically reducing time, cost, and effort.
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Evidence of security posture compliance – designed to provide the body of evidence needed for regulatory or legal proceedings and insurance claims to verify security posture compliance with industry best practices at the time of an event.

Many of these features are not available with our traditional competitors’ solutions.
The Xacta Evolution
Xacta was launched in August 2000 and was the first automated solution of its kind. Xacta was initially created to help U.S. government organizations satisfy demanding security risk and compliance management requirements. Over the years, commercial and international demand for the solutions provided by Xacta has grown rapidly.
In 2004, Xacta was enhanced to provide industry-first automated continuous monitoring functionality.

Between 2002 and 2005, Telos was issued five patents in the area of security risk and compliance management, including one patent for what is now known as continuous monitoring. Since then, numerous technical enhancements have been made to Xacta, some of which are described above in “Xacta’s Critical Capabilities.”

Xacta supports other NIST frameworks such as the NIST Cybersecurity Framework (“CSF”), which was established in 2014 via Executive Order 13636 to help commercial organizations in the 16 DHS-defined critical infrastructure sectors improve their cyber risk posture. Executive Order 13800, issued in 2017, requires federal agencies to adopt the CSF, and it is also being adopted by many countries as a national cybersecurity standard.
Xacta also currently supports various vendor/supply chain risk management standards such as NIST Special Publication 800-161 and NIST Special Publication 800-171. NIST 800-171 is a contractual requirement for approximately 70,000 commercial companies that support the U.S. federal government.
Xacta will also support an emerging standard called Cybersecurity Maturity Model Certification, which will soon be required by approximately 300,000 commercial organizations that support DoD.
Xacta has highly customizable workflows that can be configured to support most any cybersecurity/risk and compliance management frameworks. To that end, Xacta can support national and international security compliance standards such as HIPAA, PCI-DSS, ISO 27000, and many others.
Xacta does not require a customer to abandon (i.e. rip and replace) its existing solutions – rather it works with the customer’s prior software choices and uses those software choices as data feeds so that Xacta can perform automated (and continuous) security compliance validation.
Our goal is to make Xacta the default security risk and compliance management solution of choice for commercial and government entities across the globe that seek continuous compliance with cybersecurity and risk management frameworks and standards.
The Xacta Opportunity
As set forth in the table below, the segment of the security industry where Xacta competes is estimated to be $37 billion in 2021 and is forecasted to grow at a compound annual growth rate of 13.4% from 2020 to 2025. We believe that there is significant opportunity for Xacta to grow market share within this segment over that time.
Xacta use cases include audit management, compliance management, inventory management, vulnerability management, continuous compliance monitoring, vendor/supply chain risk management, cyber risk management, risk remediation management, and security authorizations. These use cases are broadly applicable across industry verticals globally and help explain the large and expanding market in which Xacta participates.

Xacta Potential Total Addressable Market (“TAM”): $61 billion by 2025

Telos Ghost®
Telos Ghost Overview
As cyber threats have increased in scope and scale and the consequences of hacks and breaches have grown, we have developed a solution that enables organizations to work on the internet without being detected. In 2019, we introduced Telos Ghost, which allows our customers to shield communications, transactions, and even their very presence on the web from the view of cyber adversaries.
Conceived on the notion that “you can’t exploit what you can’t see,” Telos Ghost provides organizations a virtually anonymous way to do business, connect with global resources, and conduct research online. Telos Ghost is a virtual obfuscation network-as-a-service that:
•	obscures and varies network pathways to prevent adversaries from tracking users and information.
•	uses multiple layers of encryption to protect information and remove source and destination IP addresses, eliminating network paths back to the source.
•	enables users to manage their technical and non-technical persona to disguise their identity and location.
•	hides critical network resources using cloaked capabilities for email, storage, unified communications, and other applications.

Cyber operators investigate threats without revealing their own presence, identity, or physical location.
Financial executives and legal counsel exchange candid views protected from unauthorized access.
Anonymous VPN for protected access to enterprise resources
Protect personal, legal, and financial data in transit
Private voice, text, chat, and video for unified communications
Access Node
Exit Node
Ensure that medical data is kept confidential
Private Internet access for research, email, communications
Work on the web without giving away location
Military and law enforcement communicate without jeopardizing their identity, location, or mission.
Healthcare professionals and pharmaceutical researchers work in confidence knowing their work is kept confidential.

Telos Ghost seeks to eliminate cyber-attack surfaces by obfuscating and encrypting data, masking user identity and location, and hiding network resources. It provides the additional layers of security and privacy needed for intelligence gathering, cyber threat protection, securing critical infrastructure, and protecting communications and applications when operations, property, and even lives can be jeopardized by a single error in security.
Telos Ghost Critical Capabilities
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Private Web Access: Secure anonymous Internet access. Telos Ghost disguises the identity and location of personnel when using the public web for cyber threat intelligence and competitive research. It provides users with dynamic access for every session and assures that traffic securely traverses the virtual private lines of Telos Ghost. Scalable and flexible, Telos Ghost Private Web Access feature allows users multiple points of international or domestic egress to the public internet based on customer requirements. Traffic mixing and misdirection techniques are designed to ensure that activity remains anonymous, obscure and private.

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Private Network Access: Leased-line security with VPN flexibility. This capability is designed to allow authorized users to work with mission-critical enterprise information without being seen or discovered. It enables the establishment of sustainable cybersecurity infrastructure, providing multi-layered secure tunnels for data traffic and obscuring the correlation between the entry doorways and the client cloud from external observers. Software and system agnostic and accessible from nearly any device and location, the Telos Ghost Private Network Access feature is designed to provide a full security solution while maintaining existing encryption and software services.

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Cloaked Services: Hidden unified mobile communications, storage, and applications. Telos Ghost also provides remote users with the ability to securely talk, text, email, store information, and use video and applications over nearly any mobile device. These abilities include fully encrypted geo-masked hidden mobile communications for device-agnostic voice, video, chat, and data; hidden storage to store, analyze, and collaborate privately and securely within Telos Ghost; and hidden email and applications that cloaks the servers for access only by Telos Ghost users.

Telos Ghost Applications, Use Cases, and Evolving Markets
Telos Ghost is currently utilized by DoD, the IC, and commercial organizations for supply chain security, cyber threat intelligence, cybersecurity red teaming, and investigation and recovery services.
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Cyber threat research. Telos Ghost provides members of a U.S. government organization with an isolated networking infrastructure that enables red team members to operate securely and privately without attracting unwanted attention.

•	Open source intelligence. A U.S. government organization uses Telos Ghost to securely conduct open source cyber threat intelligence analysis.
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Supply chain security vulnerability assessment. A security company that vets the vulnerability of supply chains in the Defense Industrial Base uses Telos Ghost to inspect the digital connections of the supply chain online, safe from observation by adversaries that might otherwise evade discovery.

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Worldwide investigative and recovery services. A commercial firm uses Telos Ghost for cloaked online research and voice communications over mobile devices to enable secure, privatized communications as they track and recover property from nefarious actors.

Other emerging markets and use cases for Telos Ghost include protecting systems, records, transactions, and personnel in industries and applications such as remote workforce protection; law enforcement; banking and financial services; healthcare; industrial control systems/IoT; video surveillance networks; and others.
Key differentiators that we believe set Telos Ghost apart in the market include that it:
•	Provides anonymity of open-source VPN access with many additional security and privacy capabilities.
•	Remotes and isolates users’ browser activity away from their desktops when operating on a Virtual Desktop Interface connected to Telos Ghost.
•	Deceives potential cyber adversaries by allowing the user to select and change their point of presence, manage their attribution, and collect data on potential threats and targets.
•	Enables organizations to quickly take down or destroy networks and rebuild them in a new location.
We believe, based on a use case model of targets that would benefit from Telos Ghost, that the total addressable market for Telos Ghost will be over $13 billion in 2021, with a compound annual growth rate estimated at 17.2% through 2025.1
Telos AMHS
Telos AMHS is used by military field operatives for critical communications on the battlefield. Since 1999, it has been one of our signature security solutions and has been one of the most widely used organizational messaging products in DoD and other agencies charged with defending U.S. national security.
Telos AMHS is designed to support a range of secure messaging services to a worldwide community of U.S. military, government, and allied customers operating in both strategic and tactical environments. It is used to securely transmit messages that provide direction and establish a formal position, commitment, or response requiring the authority of an organization, rather than an individual, including:
•	Military command and control;
•	Cross-border authorizations;
•	Exchanges between military forces of sovereign nations;
•	High-level policy, procedure, or directives; and
•	Response to legal, sensitive, or personnel matters.
1Source: Research and Markets, www.researchandmarkets.com, Global Virtual Private Network (VPN) market. We believe that Telos Ghost is a unique technology that does not fit clearly within any established market, and will serve to disrupt and disintermediate the VPN market. While we believe Telos Ghost is far more than a VPN, it competes in a similar space and we rely on this analogous market for purposes of our CAGR estimate.

Because Telos AMHS supports timely and reliable delivery for authoritative communications, its uses include terrorist warnings, “eyes-only” messages, military execution orders, intelligence information, overflight clearances, and Emergency Action Messages for nuclear command and control. Information exchange at this level and for these purposes requires operational requirements for time-sensitive, guaranteed delivery, precedence, high availability, and reliability.
Telos AMHS is the only web-based solution for assured messaging and directory services using the Defense Information System Agency’s (“DISA”) Organizational Messaging Service and its specialized communications protocols. With Telos AMHS, users are able to send and receive rich-text messages across security domains and in different formats using plain language addressing. Users can search messages, archive messages, and send attachments up to 200MB to accommodate photos and videos, including those of terrorists, most wanted notices, maps, and satellite images.
More than fifty organizations around the world depend on Telos AMHS, including the Joint Staff, combatant commands, military services, defense agencies, federal agencies, and the IC. AMHS provides a proven return on investment over alternative organizational messaging offerings and has been implemented on a SaaS basis by an increasing number of organizations. We are planning for market expansion of Telos AMHS to NATO and allied member nations across the globe.
We believe that the AMHS offering has expansion possibility and an addressable market consisting of the U.S. government and NATO allies around the world.
Telos ID Identity Offerings
Telos ID Overview
Telos ID provides trusted identity and digital services that are critical for the delivery of vital citizen services that millions of Americans rely on each year. Access to these vital services requires a robust and reliable infrastructure comprised of advanced technologies, facilities, and professional staff members that can effectively deliver these services around the world.
We have transformed the Telos ID business model by leveraging a SaaS approach. We utilize our partnerships with AWS and ServiceNow, and we have fully integrated a robust suite of customer service, cybersecurity, and performance monitoring tools that align with DHS’s CDM Program that are designed to enable us to quickly deliver SaaS or turn-key solutions to our federal customers. Our digital platform extends web, mobile, and client applications that also drive professional services and product licensing opportunities. Our services are differentiated because our back-end system is intended to interface with critical homeland security and law enforcement systems and are tightly coupled with a mature, modern cloud-based platform that can scale to support large federal, state, local, and commercial programs.
We maintain government certifications and designations that distinguish Telos ID, including TSA PreCheck™ enrollment provider, Designated Aviation Channeling provider, FBI-approved Channeler, and the Financial Industry Regulatory Authority (“FINRA”) Electronic Fingerprint Submission provider. We are the only commercial entity in our industry designated as a Secure Flight Services provider for terrorist watchlist checks.
Our strategic partners offer retail and on-demand service channels that further differentiate our offerings. Our established global logistics infrastructure provides responsive supply chain support. We operate a full-service call center with chat-bots, AI, and virtual agent support, all of which contribute to scalability. Our network and security operations centers align with U.S. Computer Emergency Readiness Team and CDM best practices.

Telos ID Applications, Use Cases, and Evolving Markets

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U.S. Military ID. For more than 25 years, Telos ID’s identity trust services have provided access to health care, commissary services, and critical defense resources for more than 2,000,000 military members, their dependents, and civilian employees through use of the Common Access Card (“CAC”). We operate more than 250,000 components that comprise 7,000 end-user systems deployed around the world to nearly 2,000 military installations. We provide near real-time data collection support on personnel movement and location information for operating forces, government civil servants, and government contractors in specified operational theaters. This system has captured over 636,000,000 scans of government, U.S. military, and contractor personnel since its inception. Our logistics infrastructure provides responsive 24-hour delivery of components to our warfighters deployed across the globe, and we custom-build our identity, credentialing, and access management solutions to function effectively in austere environments that demand reliability and performance at all times.

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TSA Airport Employee Vetting. Historically, more than 300,000,000 airline passengers’ travel experiences have been handled by more than 1,500,000 aviation workers who are screened through Telos ID’s aviation channeling service. As one of only two authorized aviation channeling providers in the market, we offer our aviation partners innovative biometric, identity trust, and customer service technologies that are critical to the operation of more than half of the largest airports in the nation. We actively support nearly 100 commercial airports, airlines, and general aviation customers, and our Independent Secure Flight Vetting technology provides a secure vetting service for non-travelers who need to access secure areas of an airport. We were the first commercial company in the United States to implement the FBI’s Rap Back service, enabling our aviation partners to perform continuous monitoring for insider threat detection.

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U.S. Census Bureau Enumerator Screening. For the 2020 U.S. Census, we have processed more than 1,000,000 enumerators through our 1,100 identity service centers. Telos ID extends digital identity verification, fingerprinting, and photo services across the nation in support of 2020 Census hiring initiatives. We custom designed and deployed more than 1,300 desktop, kiosk, and mobile workstations that are operated by thousands of Census-cleared staff members. At the peak, Telos ID’s managed service supported more than 30,000 appointments per day, and our customer call center handled more than 35,000 daily calls at the peak.

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TSA PreCheck™ Enrollment Screening. Telos ID’s recent award of a 10-year contract to provide enrollment services in support of the TSA PreCheck™ Enrollment Program presents a large, high-profile opportunity for us, and we are preparing to launch services under this program in early 2021. The TSA PreCheck™ contract is an important example of a government-sponsored, consumer facing opportunity, in which we provide PreCheck™ enrollment services to individual, fee-paying applicants. Telos ID’s service will engage with the world’s leading airline, hospitality, credit card, ride share, and other Fortune 500 businesses to provide consumer marketing and loyalty program tie-ins to promote the PreCheck™ program. In addition, this program is expected to feature an omni-channel market approach that leverages advanced digital services to reach our customers across several market segments.

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CMS Healthcare Provider Screening. Telos ID was recently awarded a 10-year contract to provide technology and service solutions that detect, prevent, and proactively deter fraud, waste and abuse in the Medicare and Medicaid programs. Telos ID’s digital identity trust platform and digital services is expected to offer critical technology necessary to identify and mitigate fraud across the United States. Each year, approximately 1,500,000 health care providers are required to undergo FBI-based non-criminal history checks requiring identity trust services, including identity verification, fingerprinting, and continuous monitoring.

Telos ID's digital trusted identity platform — IDTrust360® — is a leading, fully integrated suite containing Internet of Things (IoT), Machine Learning (ML), Artificial Intelligence (AI), and other advanced cloud-hosted products and services that deliver identity trust, multi-modal biometric capture and matching, identity assurance, identity vetting, document validation, credentialing, personnel security, case management, call center support, cyber security, network and security operations, service management, integrated logistics, and numerous other features and functions. Its open architecture is supported by a flexible API gateway and a robust workflow engine that can efficiently extend individual services or offer the entire platform as a SaaS or turn-key solution for our customers. IDTrust360® is the only commercially owned and operated platform on the market with direct interfaces to the FBI's criminal records, DHS's terrorist watch list service, Treasury's pay.gov, other government identity risk management systems, and numerous commercial identity, intelligence, and risk-based data sources. We are actively engaged with federal customers to integrate vital event records, government identification document records, and other fingerprint-based biometric records hosted across multiple agencies. This enables Telos ID exclusively to offer NIST-compliant digital identity services aligned with federal security mandates. IDTrust360® extends web, mobile, and client applications within a fully-integrated low-code development environment for rapid application development. The environment meets FISMA High certification standards and is NIST 800-53 certified within multiple federal agencies, while boasting 99.998% availability performance and enterprise-level scalability. IDTrust360 leverages leading cyber security and network monitoring tools aligned with DHS Continuous Diagnostics & Mitigation and industry best practices for strengthening network defense and enhancing the resiliency of our infrastructure necessary for managing and protecting millions of identity records, sensitive information, and end-point hardware components deployed across thousands of sites around the world for customers operating within defense, homeland security and law enforcement, financial, health, commerce, transportation, retail, and other market segments.
In sum, we believe that our identity solutions are uniquely positioned to disrupt the market. Our technology stack is fully integrated and leverages cloud, mobility, AI, machine learning, and other capabilities. We have the necessary certifications, experience, contracts, and government system interfaces. Additionally, our systems are accredited against stringent government security requirements across multiple government agencies.
We believe that our identity offerings and capabilities transcend several addressable market sectors that include digital identity, biometrics, identity and access management, identity verification, and employment screening for a total addressable market of over $30 billion in 2021, with an average annual growth rate through 2025 of 12.9%.
Secure Mobility
Nearly 20 years ago, we were the first non-government solutions provider to receive approval to design and deliver secure wireless solutions to DoD. That authorization to operate enabled us to build a very large footprint within DoD and the U.S. Air Force. As a result, we have a long track record of enabling our customers to work remotely and securely. Given the depth of our relationships, when one of our customers elects to modernize its remote mobility infrastructure, it frequently chooses to work with us. Within the U.S. Air Force and supporting DoD communities, we have designed and delivered enterprise-level secure mobile networks on every active duty, Air National Guard, and Air Force Reserve site worldwide.
Our secure mobility team brings credentials to every engagement, supplying deep expertise and experience as well as highly desirable clearances and industry recognized certifications for network engineering, mobility, and security. We also foster and maintain key industry partnerships, offering insight into technology advances and early access to new secure mobility solutions.
Network Management and Defense
On a managed basis, we offer a broad suite of services needed to operate, administer, and defend complex enterprise networks, giving our customers the benefit of these capabilities without having to commit to the cost and burden of providing the services for themselves. We have the expertise to manage and defend large-scale enterprises and have been successful at hiring and retaining personnel with the necessary key skills and security clearances.
Our diverse portfolio of capabilities addresses common and uncommon requirements in many industries and disciplines, ranging from the military and government agencies to Fortune 500 companies. Our offerings enable our customers to:
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Manage the security risks of doing business in a globally connected world. Our solutions help our customers identify threats in order to manage risks. Our solutions make our customers’ personnel and systems virtually invisible while working over the network, and help monitor user and event behavior inside the organization.

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Know that personnel can work securely no matter where their mission takes them. Mobile technology has freed personnel from the constraints of a physical workstation and empowered workers to perform their work virtually anywhere. However, it has also increased the threat surface and multiplied the risk of network breaches. Our solutions support mobile work over nearly any communications medium, while helping to ensure that data and information are safe.

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Trust the identity and integrity of the people who work for them and with them. Employees, contractors, and partner personnel turn over in today’s organizations with increasing fluidity. We provide the intelligence our customers need to protect their organizations from potential insider threats.

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Ensure that their own customers and partners feel safe doing business with them. Every new headline about a breach or data loss puts doubts in the minds of those who do business with today’s enterprises. We help our customers ease the concerns their own customers and partners might have about their security posture.

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Reduce their legal and financial exposure in today’s digital business environment. Should a security incident occur, our solutions and services are designed to provide the evidence needed for regulatory or legal proceedings and insurance claims that verify security posture compliance with industry best practices at the time of the event.

We estimate that the total addressable market for our offerings for enterprise security within Secure Networks is approximately $10 billion per year.
Our Competitive Strengths
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Leading cybersecurity company with a long history of providing security solutions to the most sophisticated customers. We have been providing secure solutions, specializing in the area of cybersecurity, since 1995. Our customers include some of the most security-conscious organizations in the world, including the IC. For example, we believe that our award-winning Xacta offering is the dominant commercial risk management solution in the federal government space and is increasingly being adopted in the commercial sphere, notably by leading cloud providers such as AWS and Microsoft Azure. Additionally, Telos Ghost gives organizations and individuals the ability to hide in plain sight, eliminating attack vectors from hackers through obfuscation and mis-attribution. And, we believe our Telos ID identity offerings are market disruptors which present large opportunities for growth.

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Superior secure solutions and capabilities. Our solutions are designed for both government and commercial industries and are configured to operate in highly sensitive, highly classified environments, serving some of the most demanding, secure organizations in the world. Our solutions are flexible, and can be deployed in various ways, including on premises, in the cloud, or in hybrid or multi-cloud environments.

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Proven ability to win and retain large contracts and enterprise-level deals, providing clear visibility into future revenue and profitability. We have over 20 active acquisition contracts and vehicles, thousands of active contracts and purchase orders, and more than 350 customers in each of the last three years. These contracts, vehicles and customers present a solid platform for growth. As but one example, we have provided IT security support to the Defense Manpower Data Center (“DMDC”) under a variety of contract vehicles since 1995, and this program accounts for annual revenue at a historical average of approximately $28 million over the last five years. We also have proven repeatedly our ability to deploy our security solutions at the enterprise level for both federal and commercial organizations. These long-term contract relationships provide predictable, recurring revenue at attractive margins.
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Our substantial investments into technology and automation can be expanded beyond our core market. Our solutions are built to help our customers be more secure, more efficient, and more effective. We have made investments across the company to take advantage of efficiencies and automation through scalable security solutions that are market driven and market proven. In contrast to traditional cybersecurity businesses with a focus on government customers, we own the intellectual property developed through our R&D initiatives and can deploy our technology solutions across our entire public and private sector customer set. The ability to offer our solutions beyond the U.S. federal government sphere is a key enabler of our strategy to grow and expand our relationships with commercial customers.

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Strong relationships with our customers. We are a customer-centric organization and pride ourselves on our close customer relationships. We have longstanding relationships with DoD, civilian agencies of the federal government, and the IC that date back more than two decades. Since 1995, our security solutions have been adopted by many defense, intelligence, civilian agency, and commercial customers, and we believe that the Telos brand has become synonymous with trust. Because of the quality of our relationships, we believe we are well-positioned for accelerating growth, as well as new and follow on contract opportunities.

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Respected, experienced management team. Our executive officers have an average tenure at Telos of approximately 21 years. The team is comprised of personnel with extensive military, federal government, and commercial backgrounds who are directly familiar with customer needs. Our management team also includes senior professionals who are experienced in developing commercial software solutions and leading technical teams throughout the development process.

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COVID-resistant business. We support mission critical operations. Because of this and the growth of remote workforces as a result of the COVID-19 pandemic, we believe, based upon our 2020 financial performance to date, that our business is relatively COVID resistant. Additionally, the automation provided by our solutions can help customers do more with less as they are forced to downsize their staffs because of the pandemic. Automation is now even more critical to efficiently manage a business, including with respect to cyber risk and regulatory compliance, which should result in additional demand for our security solutions.

Our Growth Strategies
We are pursuing multiple strategies in order to grow the company, in both our commercial and government business end markets in the United States and abroad. Our key strategies are:
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Leverage our diverse security solutions to expand our presence in commercial markets. Our offerings are designed to have broad application and include security risk and compliance, secure messaging, identity vetting, and managed attribution and obfuscation. We believe that we are well-positioned to sell our capabilities into a dynamic and growing commercial opportunity set and to innovate to address emerging and unique requirements. For example, we have leveraged core Xacta functionality to meet the needs of large financial services and CRM firms. We have also leveraged our U.S. federal government identity management qualifications to improve the speed and accuracy of vetting results for nearly 100 airports, air carriers, and general aviation across the country. We intend to continue to innovate and are developing additional offerings for cloud, mobile, and IoT devices.

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Grow our revenue and expand margins by building robust sales channels. In recent years, we have formed an inside sales organization that serves as both the direct channel to a wider account universe and an effective and efficient training program to grow our field sales organization. We plan to expand our partner program to include a variety of channels, including resellers, integrators, and contract partners to help us more quickly gain access to new markets, particularly commercial and international. For example, both Telos Ghost and Xacta are now available through various AWS and Microsoft Azure marketplaces, serving regions around the world and markets requiring varying levels of security. We plan to deploy a portion of the proceeds from this offering to grow our direct sales team and to accelerate the expansion of these channel partner initiatives, which we anticipate will drive revenue growth and material gross margin expansion.
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Target and replace inefficient legacy products. Recognizing the limitations of their legacy systems, organizations are replacing existing systems and processes with our solutions. For example, Telos AMHS is a web-centric system that replaced legacy capabilities like communications centers for the purpose of executing operational orders (through organizational messaging) across the U.S. federal government and around the world. Xacta has disrupted the cyber risk and compliance management business across the U.S. federal government, replacing tedious manual activity with automation and delivering that automation to meet our customer’s needs flexibly on premises, in hybrid environments, in the cloud, and across multi-cloud infrastructures.

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Broaden reach within the U.S. federal government. We have historically focused on the U.S. federal government and believe that we are an established leader in providing security solutions to federal agencies, including DoD and the IC. Nonetheless, we believe the U.S. federal government represents a significant growth opportunity, and we expect to continue to invest in products to serve additional customers in this vertical. For example, Xacta is included on DHS’s CDM Approved Products List to provide federal agencies with innovative security tools, which we believe presents us with an excellent opportunity to pursue contracts with additional federal agencies. In addition, our platform is available for use in the AWS GovCloud (US) and Azure Government.

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Expand our international footprint. We are expanding our international operations and intend to invest globally to broaden our international footprint. We are currently working with countries such as Canada, Singapore, Australia, and Bahrain to offer Xacta to address cyber risk and compliance management capabilities. We are also working to expand AMHS to all NATO countries and to offer Telos Ghost internationally. We intend to grow our international customer base by increasing our investments in overseas operations, establishing channel partners, and adding personnel in Europe, the Middle East, and Asia-Pacific.

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Pursue strategic acquisition opportunities. We believe that our markets remain fragmented, with many niche players providing limited product solutions targeting narrow customer segments. Given the breadth of our solution set and our customer end markets, we believe that we are well-positioned to opportunistically acquire smaller companies and incorporate their technology or deploy their solutions across a larger customer set. We believe that a targeted and opportunistic acquisition strategy will complement our significant organic growth opportunity.

Sales and Marketing
We typically focus on large government and commercial organizations that have demanding security requirements and/or complex cyber security risk and compliance management objectives.
Customer acquisition often involves extensive interaction at all levels of the organizations from users to executives and decision makers. We seek to forge relationships throughout an organization in an effort to obtain broad consensus as part of the sales process. Currently, the customer acquisition process is largely driven by direct sales activity.
As a result of the long tenure of many of our employees, many of our sales and business development executives have trusted relationships that have developed over many years. We augment these trusted relationships with senior leaders who have retired from the military, civil service, and various related industries. Many of these individuals are our employees. Additionally, we recently established an Advisory Board, which is led by General (USA Ret.) Keith Alexander (see “Management”). These leaders provide our sales team with access to high level contacts that would be difficult to achieve otherwise.
Our sales executives are supported by an inside sales team that works with the Telos marketing team on various awareness campaigns where sales leads are obtained, vetted, and pursued via proactive outreach (calls, email, etc.).
Metrics are tracked using a formal CRM process and used to equip the sales executives with useful sales data. Our sales team works hand in hand with our marketing team and various subject matter experts to develop target awareness campaigns for our various solutions that generate valuable leads and contacts.

Our sales strategy is to establish a customer-foothold with one of our solutions and work to achieve rapid success. We then leverage this customer relationship to expand usage of other Telos solutions. We have a variety of upsell opportunities that allow us to expand our presence within a customer account. For example, there are various complementary Xacta features that build on each other and are sold separately. Additionally, our sales team is responsible for selling all Telos solutions. This allows a sales executive to quickly identify demand for other Telos solutions in existing accounts.
Our sales team also works with partner organizations like AWS, Microsoft Azure, and Rackspace Technology, Inc. to pursue mutual customers. These relationships represent our current channel sales strategy that we are in the process of expanding. We are also actively working with Singapore Technologies Engineering, Limited, which is helping us gain access to the Asian market for cyber security solutions.
We plan to expand our direct sales capability for markets in which we are well-known, such as the U.S. government, certain critical infrastructure sectors, and certain commercial verticals like healthcare and financial services. We also plan to expand our channel sales capability to gain rapid access to other commercial verticals and international markets.
We will be increasing our investment in sales and marketing with the goal of increasing sales of our security solutions, and acquiring customers in a variety of verticals. In 2021, we are planning on implementing an approximate 300% increase from our 2020 sales and marketing investment. We currently have less than 10 salespeople at Telos who carry quotas that they are expected to meet. We plan on adding direct, quota-driven, in-house sales assets to focus on commercial accounts. We will focus Xacta and Telos Ghost sales efforts in the banking/financial services and insurance sector, healthcare, energy, and other critical infrastructure protection markets. We will also be investing in additional lead generation tools, financial incentives and marketing programs.
Our partner program will include a variety of channels, including resellers, technical/integrators, and consulting partners to help us accelerate access and implementations in new markets, particularly commercial and international. Currently, we participate in Microsoft and AWS partner programs, which incentivize their respective sellers to promote Telos security solutions (e.g. Xacta and Telos Ghost).
As part of the sales and channel program investment, we are also making corporate investments in functional areas such as contracts, solution architects and operations.
Much of our business is awarded through submission of formal competitive bids, though about 50% is awarded through limited competition or sole source contracts.
We build market awareness of Telos and our solutions through a variety of marketing programs, including regular briefings with industry analysts, public relations activities, government relations initiatives, web seminars, trade show exhibitions, speaking engagements and web site marketing. We will be making additional investments in these types of activities and targeting additional vertical specific content creation, targeted advertising and brand awareness campaigns, social media campaigns, and search engine marketing. When appropriate, we will engage in joint marketing activities with our channel, technology and consulting partners.
Competition
We operate in a highly competitive marketplace. There are other companies that provide solutions similar to ours. Although these companies provide offerings that overlap with some of our solutions, we are not aware of any single company that provides competitive solutions in all of the areas where we compete. The primary companies with which our solutions compete range from security solutions and software organizations such as CLEAR (operated by Alclear, LLC), Cutting Edge, IDEMIA, MetricStream Inc., Palantir Technologies Inc., RSA Archer, ServiceNow, Inc., and Unisys Corporation, to more traditional government services integrators that provide products and services such as Booz Allen Hamilton Inc., General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, and Science Applications International Corporation.
The majority of our business is in response to competitive requests from potential and current customers. Decisions regarding contract awards by our customers typically are based upon an assessment of the quality of our past performance, responsiveness to proposal requirements, uniqueness of the offering itself, price, and other competitive factors.
Aside from other companies that compete in our space, we sometimes face indirect competition from solutions that are developed “in-house” by some of our customers.

Our People and Culture
As September 30, 2020, we had 808 employees, of which approximately 60% held security clearances.
Our people are proficient in a wide variety of fields such as computer science, information security and vulnerability testing, networking technologies, physics, engineering, operations research, mathematics, economics, and business administration, and more than 75% of our employees have technical backgrounds. We place a high value on our people. As a result, we seek to remain competitive in terms of salary structures, incentive compensation programs, fringe benefits, opportunities for growth, and individual recognition and award programs.
Our management team is committed to maintaining a corporate culture that fosters mutual respect and job satisfaction for our people, while delivering innovation and value to customers and shareholders. This commitment is reflected in our core values:
Always with integrity, at Telos we:
•	Build trusted relationships,
•	Work hard together,
•	Design and deliver superior solutions, and
•	Have fun doing it.
These values are woven throughout the fabric of Telos. They are reflected in our hiring practices, reinforced regularly, and reviewed during appraisals. They are written into annual and quarterly objectives for staff and managers alike, as well as department and company business goals. Employees are encouraged to challenge themselves and each other to exhibit the core values in everyday activities.
Our employees also are given avenues of communication and interaction should they observe activities that are inconsistent with our core values. Encouraged first to speak openly about any issues, a hotline provides an opportunity to express concerns anonymously.
We consider the foundational value of integrity to be a non-negotiable requirement of employment, and an expectation of suppliers, partners, and our customers. We guard our reputation and will take aggressive action to protect it. An essential part of our brand promise is that we always engage employees, customers, partners, suppliers, and investors with integrity.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of the filing of this prospectus:
Name	Age	Position(s)
Executive Officers:
John B. Wood	57	President, Chief Executive Officer, Director
Michele Nakazawa	63	Executive Vice President, Chief Financial Officer
Edward L. Williams	60	Executive Vice President, Chief Operating Officer
Jefferson V. Wright	65	Executive Vice President, General Counsel
Emmett J. Wood	49	Executive Vice President, Marketing & Strategy
Brendan D. Malloy	55	Senior Vice President, General Manager, Information Assurance/Xacta
Richard P. Tracy	59	Senior Vice President, Chief Security Officer
Kenneth F. Fagan, Jr.	66	Vice President, Secure Communications
Rinaldi Pisani	51	Senior Vice President, Sales & Alliance
David S. Easley	49	Vice President, Finance and Controller
Mark Griffin	60	President, General Manager, Telos ID

Non-Employee Directors:
Bernard C. Bailey	67	Director
David Borland	72	Director
Bonnie Carroll	63	Director
Fredrick D. Schaufeld	61	Director
Major General John W. Maluda (USAF, Ret.)	66	Director
Robert J. Marino(1)	83	Director

Class D Directors(2)
William H. Alderman	58	Director
Andrew R. Siegel	52	Director
(1)	Robert J. Marino will resign from his position on the Board of Directors effective upon the closing of the offering described in this prospectus.
(2)
Upon the completion of the offering described in this prospectus and the conversion of the Exchangeable Redeemable Preferred Stock into the right to receive shares of common stock and cash, William H. Alderman and Andrew R. Siegel will be automatically removed from the Board of Directors and from their positions as Class D Directors, and the two Class D Director positions will be automatically eliminated.

Executive Officers
John B. Wood - Mr. Wood joined the Company in 1992 as Executive Vice President and Chief Operating Officer (“COO”) and in 1994 was named President and Chief Executive Officer (“CEO”) until March 2000, when he was appointed to the newly created position of Executive Chairman of the Board. In 2002, he became Chairman of the Board subsequent to a restructuring of the Board of Directors. In January 2003, Mr. Wood resumed the positions of President and CEO. Mr. Wood also holds the position of Chairman of the Board for Telos Identity Management Solutions, LLC (“Telos ID”) at the request of the Company. Prior to joining the Company, Mr. Wood worked on Wall Street for Dean Witter Reynolds, UBS Securities, and his own boutique investment bank. Mr. Wood graduated from Georgetown University where he earned a Bachelor of Science in Business Administration in finance and computer science. Mr. Wood also serves on several advisory boards and one foundation board. Mr. Wood is the brother of Mr. Emmett J. Wood, the Executive Vice President, Marketing & Strategy, of the Company.
As the Chief Executive Officer of the Company, Mr. Wood provides the Board with not only the knowledge of the daily workings of the Company, but also with the essential experience and expertise that can be provided only by a person who is intimately involved in running the Company. Mr. Wood’s broad knowledge and experience with the Company, its stockholders, partners, customers, and vendors resulting from his long tenure with the Company are invaluable to the Board.
Michele Nakazawa - Ms. Nakazawa joined the Company in March 2004 as Vice President and Controller. Ms. Nakazawa was promoted to Senior Vice President and appointed to serve as CFO in January 2005, and promoted to Executive Vice President in 2008. Ms. Nakazawa also serves as Treasurer for Telos ID at the request of the Company. Ms. Nakazawa has over 30 years’ experience in finance and accounting. Prior to joining the Company, she held various positions, including CFO of Ubizen, Inc., a U.S. subsidiary of a publicly held Belgian company, from 1999 to 2003; Controller and Treasurer of National Security Analysts, Inc. from 1991 to 1997; and financial analyst for Federal Systems Division of IBM, Inc. from 1983 to 1990. Ms. Nakazawa is also a former Director and Treasurer for HealthWorks for Northern Virginia, a non-profit community health center. Ms. Nakazawa is a Certified Public Accountant and holds a Master’s of Science in Accounting from American University and a Bachelor of Arts in Chemistry from Goucher College.
Edward L. Williams - Mr. Williams joined the Company in 1993 as a Senior Vice President responsible for finance, pricing, purchasing, and Defense Contract Audit Agency compliance. In 1994, his responsibilities were expanded to include accounting and business development. In 1996, Mr. Williams was assigned to manage the Company’s networking business unit. In 2000, his responsibilities were expanded to include management of the Company’s operations. Mr. Williams was named Executive Vice President and COO in 2003 and Interim CFO from October 2003 until January 2005. Prior to joining the Company, Mr. Williams was the CFO for Centel Federal Systems and M/A.com Information Systems, both of which are U.S. government contractors. Mr. Williams has a Bachelor of Science in Finance from the University of Maryland.
Jefferson V. Wright - Mr. Wright joined the Company on December 31, 2012 as Executive Vice President and General Counsel. Prior to joining the Company, Mr. Wright was a principal at Miles & Stockbridge P.C., a leading Mid-Atlantic regional law firm with its principal office in Baltimore, Maryland, where he practiced law for approximately 31 years and served on its leadership team and as general counsel to the firm. Mr. Wright was admitted to practice in the State of Maryland in 1981 and as a Virginia Corporate Counsel in the Commonwealth of Virginia in 2013. He is a member of the Bars of various courts, including the United States District Court for the District of Maryland, the United States Court of Appeals for the Fourth Circuit, and the Supreme Court of the United States, among others, and the Maryland State Bar Association, the Virginia State Bar, the American Bar Association, and the Federal Bar Association. Prior to joining Miles & Stockbridge in 1981, Mr. Wright clerked for J. Dudley Digges, Associate Judge on the Court of Appeals of Maryland, that State’s highest court. Mr. Wright was educated at Georgetown University Law Center in Washington, D.C. (J.D., 1980, with Honors), Tufts University in Medford, Massachusetts (B.A., 1977, Magna Cum Laude), and Landon School in Bethesda, Maryland.
Emmett J. Wood - Mr. Wood joined the Company in 1996 and worked in various roles at the Company in both a marketing and business development capacity. He worked on the federal sales team, commercial and partner/channel groups and served as director of commercial and channel sales. In January 2010, Mr. Wood was promoted to Vice President, Marketing and then to his current position in April 2013. He is responsible for brand management, marketing communications, sponsorships and events, media and analyst relations, government relations, employee communications and corporate community relations. In addition to his duties related to marketing, Mr. Wood works with senior management in developing the overall corporate strategy and planning. Previously, he also worked in the sales and marketing groups at Dow Jones, Inc. and The Wall Street Journal. Mr. Wood is a graduate of Georgetown University, with a Bachelor of Arts in political science. Mr. Wood is the brother of Mr. John B. Wood, the President, Chief Executive Officer and Chairman of the Board of the Company.
Brendan D. Malloy - Mr. Malloy joined the Company in 1996, serving initially as a senior account executive before being promoted to director of Department of Defense (“DoD”) Sales, and later to Vice President of DoD Sales. In January 2005, he was appointed Senior Vice President of Sales. He currently leads the Information Assurance/Xacta organization, in support of opportunities in the DoD, federal agencies, and the intelligence community. Mr. Malloy is a member of the Armed Forces Communications and Electronics Association (AFCEA) and the Association of the United States Army (AUSA). He previously held sales positions with QMS Federal and Printer Plus. Mr. Malloy is a 1988 graduate of Curry College.

Richard P. Tracy - Mr. Tracy joined the Company in October 1986 and held a number of management positions. In February 1996, he was promoted to Vice President of the Telos information security group and in this capacity established a formidable information security consulting practice. In February 2000, Mr. Tracy was promoted to Senior Vice President for operations and helped launch the Xacta network business lines, the Company’s segment focusing on information security. Since that time, Mr. Tracy has pioneered the development of innovative and highly scalable enterprise risk management technologies that have become industry-leading solutions within the federal government and the financial services verticals. He is the principal inventor listed on five patents for the Xacta software. Mr. Tracy also served as Chief Technology Officer from 2005 to 2014.
Kenneth F. Fagan, Jr. - Mr. Fagan leads the Secure Communications division, which supports military messaging programs with the Defense Information Systems Agency (DISA), Joint Staff, Combatant Commands, Military Services, Homeland Defense, Intelligence Community (IC), and other Department of Defense (DoD) and IC clients. Previously, he held the position of Senior Program Manager and Program Manager, with on-site responsibility for the Army Information Technology Agency’s organizational messaging service and application management contract at the Pentagon Telecommunication Center. Mr. Fagan’s experience ranges from materiel management and operations research to information technology acquisition and program management. He is intimately familiar with DoD and IC acquisition program policies and procedures and holds an Acquisition Level III Certification in Program Management from Defense Acquisition University. Before joining Telos in February 2012, Mr. Fagan spent almost 35 years serving in increasingly responsible management positions within the DoD, including DISA, Office of the Assistant Secretary of Defense (Production and Logistics), United States Army Communications and Electronics Command, and Tobyhanna Army Depot. Mr. Fagan earned a Bachelor’s Degree in Business Administration from Lemoyne College (1975) and a Master of Business Administration in Management (1982) from Fairleigh Dickinson University. He is a graduate of the Leadership for a Democratic Society course at the Federal Executive Institute and a Federal Computer Week Federal 100 Award Winner.
Rinaldi Pisani - Mr. Pisani leads the Company’s corporate sales team and is responsible for selling Telos-branded solutions, such as Xacta, and services into federal, commercial and global markets. He is also responsible for supporting strategic partnerships and alliances. From December 2013 to December 2014, Mr. Pisani held the position of Senior Vice President, Strategic Business Development, where he was responsible for overseeing Telos’ corporate level business development and capture activities as well as the integration of new partners and technologies. Mr. Pisani joined Telos in 2000 and served as senior Army account manager and team lead and director of Army and DoD sales. He was later appointed vice president of business development for information assurance solutions and in 2010 became vice president and general manager of the information assurance solution area. Mr. Pisani was then vice president of cyber application solutions, providing oversight and management for a broad range of cybersecurity solutions, including the Xacta IA Manager and SE7EN systems, for customers in the DoD, federal agencies, and the intelligence community. Before joining Telos, Mr. Pisani held several positions with Westwood Computer, leaving as national government sales manager. Mr. Pisani is a graduate of the Georgetown University School of Foreign Service, with a Bachelor of Science in International Economics.
David S. Easley - Mr. Easley joined the Company in April 2005 as Director of Finance & Accounting. In October 2005, Mr. Easley was promoted to Controller. Mr. Easley also serves as President and Treasurer of Teloworks, Inc. at the request of the Company. Prior to joining the Company, Mr. Easley held various positions, including Controller, for Applied Predictive Technologies, Inc., a software and consulting company (since acquired by MasterCard), and Senior Accountant with Beers & Cutler PLLC (now part of Baker Tilly Virchow Krause LLP) in Washington, D.C. Mr. Easley is a Certified Public Accountant and holds a Bachelor of Science in Accounting from the University of Kentucky.
Mark Griffin - Mr. Griffin joined the Company in 1984 as program manager. He was promoted to vice president for the Company’s traditional business division in January 2004 and to Vice President, Identity Management, effective January 2007. In April 2007, he was appointed to head the newly formed Telos ID. In November 2017, Mr. Griffin joined the board of the Federation for Identity and Cross-Credentialing Systems (“FiXs”) in Fairfax, Virginia, a coalition of commercial companies, government contractors, and not-for-profit entities that have established and maintained a worldwide, interoperable identity and cross-credentialing network built on security, trust, privacy, standard operating rules, policies and technical standards. Mr. Griffin has over 30 years’ experience in government IT contracting, materials management and systems integration projects in the electronics and communications fields. He has been involved in day-to-day operations of and has had overall management responsibility for many of Telos’ most critical programs for the Army, Navy, Federal Aviation Administration, Transportation Security Administration, DMDC, General Services Administration, Centers for Medicare and Medicaid, the U.S. Census Bureau and Immigration and Naturalization Services. Mr. Griffin holds a Bachelor of Science in Engineering from Virginia Polytechnic Institute and State University.
Non-Employee Directors
Bernard C. Bailey - President, Paraquis Solutions, LLC, a strategy and corporate governance consulting firm. Since 2012, Dr. Bailey has served as Chairman of the Board of Authentix, Inc., a private authentication company. From October 2012 to May 2018, he also served as President and CEO of Authentix. From September 2018 to December 2019, Dr. Bailey served as President, Committee for Economic Development (CED) of The Conference Board.
Dr. Bailey’s career spans over three decades of management experience in the high technology and security industries. Prior to Authentix Dr. Bailey ran his own consulting company, Paraquis Solutions, LLC. From August 2002 to September 2006 he served as President and CEO of Viisage Technology, Inc. (NASDAQ:VISG), a leading provider of advanced technology identity solutions. Under his four years of leadership, Viisage’s market capitalization grew from $60 million to over $1 billion. During that period, the company executed nine acquisitions, eventually culminating in the formation of L1 Identity Solutions, a NYSE listed company (NYSE:ID). Prior to Viisage, from January 2001 to August 2002, Dr. Bailey served in various executive roles, including COO at Art Technology Group, a leading provider of e-commerce software. From 1984 to 2001, Dr. Bailey held a variety of finance, sales, marketing, and operations positions at IBM, where he also served in executive roles involved in the growth and development of IBM Global Services’ systems integration and consulting business lines. Dr. Bailey has been a member of the Company’s Board of Directors since October 2006. Dr. Bailey also serves on the board of Telos ID at the request of Telos. In addition to these responsibilities, Dr. Bailey serves as an Advisory Board Member for Egis Capital Partners, a private equity investment fund focused on the security industry; as a director for Mission Critical Partners (MCP), a private company providing solutions across the entire emergency communications ecosystem; on the Board of Advisors for the U.S. Naval Academy Athletic and Scholarship Foundation; as Chairman of the Board of Trustees for Trout Unlimited; and is an adjunct faculty member in the Weatherhead School of Management at Case Western Reserve University.
Dr. Bailey has significant experience in finance matters and within the Company’s industry. He has served as a financial expert witness in Delaware’s Court of Chancery and holds a PhD in Management, having completed his dissertation on corporate governance. He has written and spoken extensively on corporate governance issues. He has also served on a number of boards of public companies. Dr. Bailey’s executive and board experience make him a valuable resource for the Board and the Company.
David Borland - President, Borland Group, an information technology consulting company, since January 2004. Mr. Borland was elected to the Board of Directors in March 2004 after retiring as Deputy Chief Information Officer (“CIO”) of the U.S. Army with more than 30 years of experience in the U.S. government. Mr. Borland’s U.S. Army career experience also includes serving as Vice Director of Information Systems for Command, Control, Communications, and Computers; Director of the Information Systems Selection and Acquisition Agency; and numerous other positions. From 1966 through 1970, Mr. Borland served in the U.S. Air Force. Mr. Borland received numerous awards, including the Meritorious Presidential Rank Award for Senior Executive Service Members (1996 and 2003), the Distinguished Presidential Rank Award (2000), and the U.S. Army Decoration for Exceptional Civilian Service (1998 and 2003). Mr. Borland holds a Master’s Degree in Finance from George Washington University.
Mr. Borland’s industry experience and extensive service with the U.S. Army and the U.S. Air Force make him a valuable member of the Board of Directors.
Bonnie Carroll – President and Founder, Tragedy Assistance Program for Survivors (TAPS), a non-profit organization that provides comfort, case, and resources to family members grieving the death of a member of the military, since 1994. Ms. Carroll was elected to our Board of Directors on September 21, 2020. Ms. Carroll also has held appointments in the government, including White House Liaison at the Department of Veterans Affairs (VA) under President George W. Bush, Executive Assistant to the President for Cabinet Affairs under President Reagan, and the Senior Advisor to the Iraqi Ministry of Communications during Operation Iraqi Freedom.

Ms. Carroll retired as a Major in the Air Force Reserve following 31 years of service, where her career included serving as Chief, Casualty Operations, HQ USAF. Prior to joining the USAFR, Maj. Carroll served 16 years as both a noncommissioned officer and then a commissioned officer in the Air National Guard as a Transportation Officer, Logistics Officer, and Executive Officer.
Ms. Carroll holds a degree in Public Administration and Political Science from American University and has completed Harvard University John F. Kennedy School of Government’s Executive Leadership Program on International Conflict Resolution. She is a graduate of several military service schools, including the USAF Logistics Officer Course, Squadron Officers School, Defense Equal Opportunity Management Institute, Academy of Military Science and USAF Basic Training (Honor Graduate). Ms. Carroll received the Presidential Medal of Freedom from President Barack Obama and the Zachary and Elizabeth Fisher Distinguished Civilian Humanitarian Award from the DoD.
Ms. Carroll’s extensive experience and relationships with the military and her philanthropic endeavors make her a valuable member of the Board of Directors.
Fredrick D. Schaufeld – Co-Founder and Managing Director of SWaN & Legend Venture Partners (SWaN) since 2006. Mr. Schaufeld was elected to the Board of Directors on November 8, 2020. Mr. Schaufeld is a Partner in Monumental Sports and Entertainment, which owns the Washington Capitals (NHL), Wizards (NBA), Mystics (WNBA), Capital City Go-Go (NBA-G) and the Capital One Arena. He is a Partner in the Washington Nationals (MLB), Team Liquid (e-Sports), the Professional Fighters League (PFL) and the Hill Top House Hotel, Harpers Ferry. Prior to SWaN, Mr. Schaufeld founded and led NEW Corp. (NEW), which was acquired by Asurion in 2008 (now NEW Asurion). Mr. Schaufeld currently sits on the boards of several private companies. Mr. Schaufeld received his BA in Government from Lehigh University.
Mr. Schaufeld’s experience as a founder and chief executive officer of a fast growing company make him a valuable member of the Board of Directors.
Major General John W. Maluda (USAF, Ret.) - Retired, U.S. Air Force Major General. General Maluda was elected to the Board in October 2009. He retired from the U.S. Air Force in September 2009 after more than 34 years of continuous active duty. At the time of his retirement, General Maluda was Director of Cyberspace Transformation and Strategy, in the Office of the Secretary of the Air Force, and Chief Information Officer. In that capacity, he shaped doctrine, strategy, and policy for communications and information activities and served as the functional advocate for 30,000 personnel. Prior to that, General Maluda was Vice Commander, 8th Air Force, Barksdale Air Force Base, Louisiana. General Maluda enlisted in the Air Force in 1973 and received his commission in 1978 as a distinguished graduate of the ROTC program at Troy State University in Alabama. His career highlights include serving at three major commands, with unified combatant commands, a defense agency, the White House and the Air Staff. General Maluda’s staff experience included positions at Headquarters U.S. Air Force, Air Combat Command, U.S. Air Force in Europe, Air Force Special Operations Command, U.S. Space Command and the White House Communications Agency. General Maluda holds a Bachelor of Science in Electrical Engineering from Auburn University, a Master’s Degree in Systems Management from the University of Southern California, and Master’s Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.
General Maluda’s comprehensive experience with the U.S. Air Force and broad industry insight make him a valuable member of the Board of Directors.
Robert J. Marino - Retired, Executive Vice President, Special Projects for the Company until February 2013. Mr. Marino joined the Company in 1988 as Senior Vice President of Sales and Marketing. In 1990, his responsibilities were expanded to include Program Management in addition to Sales and Marketing. In January 1994, Mr. Marino was appointed President of Telos Systems Integration, and in January 1998, he was appointed Chief Sales and Marketing Officer of the Company, a position he held until June 2004 at which time he was appointed Executive Vice President for Special Projects. Prior to joining the Company in February 1988, Mr. Marino held the position of Senior Vice President of Sales and Marketing with Centel Federal Systems and M/A.com Information Systems, both of which are U.S. government contractors. Mr. Marino was elected to the Board of Directors in June 2004.

Mr. Marino served the Company for 25 years and remains a valuable advisor to the Company’s various business lines. His extensive experience with the Company, and its employees, vendors and customers, makes him a valuable member of the Board of Directors. Mr. Marino has informed the Company that he will resign from his position on the Board of Directors effective upon the completion of the offering described in this prospectus.
Class D Directors
At any time that dividends on the Exchangeable Redeemable Preferred Stock are in arrears and unpaid for three consecutive full semi-annual periods, the holders of the Exchangeable Redeemable Preferred Stock are entitled to elect two members to the Company’s Board of Directors. Accordingly, on June 18, 2007, the holders of the Exchangeable Redeemable Preferred Stock elected Seth W. Hamot and Andrew R. Siegel to the Company’s Board of Directors. On March 9, 2018, Mr. Hamot notified the Company of his resignation from the Board, effective immediately. In accordance with the Company’s charter, Mr. Siegel appointed Mr. William H. Alderman on March 21, 2018 to fill the vacancy created by Mr. Hamot’s resignation. Subject to the following sentence, each of the terms of Messrs. Siegel and Alderman, as Class D Directors, will continue until his respective successor is elected and qualified. Upon the completion of the offering described in this prospectus and the conversion of the Exchangeable Redeemable Preferred Stock into shares of common stock and the right to receive cash, William H. Alderman and Andrew R. Siegel will be automatically removed from the Board of Directors and from their positions as Class D Directors and the two Class D Director positions on the Board of Directors will be automatically eliminated.
William H. Alderman - Founder and President, Alderman & Company®, founded in 2001, and its affiliate, Alderman & Company Capital, LLC, founded in 2005, a registered broker-dealer providing management consulting and investment banking services, specializing in sell-side M&A services, to the aerospace and defense industry. Mr. Alderman has been a director of the Company since March 21, 2018. Prior to holding his current position, Mr. Alderman held a number of senior positions in corporate development, finance, and banking, such as General Electric Company (NYSE: GE), Aviation Sales Company (NYSE: AVS), and Fieldstone Private Capital Group. Mr. Alderman has also served on several corporate boards of publicly-held and private companies: DLH Holdings Corp. (NASDAQ: DLHC), a services supplier to the U.S. Department of Defense and the U.S. Department of Veterans Affairs, from 2007 to 2019; and of Breeze-Eastern Corporation (AMEX: BZC), a helicopter winch and aircraft linear actuation systems supplier, from 2007 to 2012. In the past, Mr. Alderman also served on the corporate boards of the following privately-held entities: HM Bullard Company, a retail business; UFC Aerospace Corp., a provider of aerospace logistics/integrated supply chain solutions; and Cox & Co., an ESOP-owned provider of ice protection and temperature control systems to the aerospace industry. He also held a number of non-profit board positions. Mr. Alderman earned an MBA from the J.L. Kellogg Graduate School of Management (1989) and a Bachelor of Arts degree from Kenyon College (1984). He also holds numerous securities industry licenses, including series 7, 24, 63 and 65.
Mr. Alderman was appointed to the Board pursuant to the Company’s governing documents by Mr. Siegel to fill the vacancy created by Mr. Hamot’s resignation and his appointment is not subject to any recommendations for election by the Board. Mr. Siegel has not advised the Company of the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Alderman should serve as a director.
Mr. Alderman is paid through a compensation arrangement with Wynnefield Partners Small Cap Value, L.P. (“Wynnefield”), one of the holders of the Exchangeable Redeemable Preferred Stock. For each full 30-day period of service as a Board member, Mr. Alderman shall receive $5,000.00. In addition, Wynnefield will reimburse Mr. Alderman for all necessary and reasonable travel and related expenses incurred in connection with Board meeting attendance or other required Board activities.
Andrew R. Siegel - Managing Member, White Bay Capital Management, LLC. Mr. Siegel has been a director of the Company since June 18, 2007. Mr. Siegel was nominated by Costa Brava, a holder of the Exchangeable Redeemable Preferred Stock. Mr. Siegel was a Senior Vice President of RRHCM from 2005 to December 2008. Prior to joining RRHCM, from July 2003 to February 2004, Mr. Siegel was a member of DebtTraders Ltd. Previously, Mr. Siegel served on the Board of TechTeam Global, Inc. Mr. Siegel received a Bachelor’s Degree from American University and a Master’s Degree in Business Administration from the University of Maryland.

Mr. Siegel was elected pursuant to the Company’s governing documents by the holders of the Exchangeable Redeemable Preferred Stock and his election is not subject to any recommendations for election by the Board. The holders of the Exchangeable Redeemable Preferred Stock have not advised the Company of the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Siegel should serve as a director.
Each of our officers and directors is a United States citizen.
Board of Advisors
On May 13, 2020, we formed the Advisory Board of Telos (the “Advisory Board”), which serves as advisors to the Company’s management team and the Board of Directors in the conduct of the Company’s business and the pursuit of its strategic objectives. Membership of the Advisory Board is determined by the Board of Directors, and once appointed to the Advisory Board, members of the Advisory Board serve until the earlier of their resignation, removal, or the appointment of their replacement.
The Board of Directors has delegated to the Management Development and Compensation Committee (“Compensation Committee”) the responsibility to evaluate potential candidates for the Advisory Board. The Compensation Committee has also been delegated the responsibility of reviewing the terms upon which such candidates would serve and be compensated for their service, and recommend both appropriate candidates and terms for approval by the Board of Directors.
Responsibilities of members of the Advisory Board include:
•	Providing counsel and advice as may be requested from time to time.
•
Providing opinions to assist the Company in identifying and, in coordination with the Company’s management team, pursuing opportunities related to potential sales, technical issues, product development, marketing, strategic direction, and other matters.

•	Keeping the Company updated of technological, competitive and other changes and developments pertinent to the business of the Company.
•	Contributing to support the Company’s objectives.
The Advisory Board meets periodically pursuant to the needs or opportunities of the business of the Company. The chairperson of the Board of Advisors is responsible for calling and convening such meetings. All members of the Advisory Board serve as independent contractors engaged solely to consult with the Company’s management team, with no duties with respect to the management of the company or authority to bind the Company or act on its behalf. All members of the Advisory Board enter into an agreement with the Company to govern the relationship between the Company and such member. We expect to appoint additional Advisory Board members over the next year.
On May 13, 2020, the Company appointed General (Ret.) Keith Alexander to the Advisory Board as its inaugural member. General Alexander will serve as a strategic partner and provide the Company with advice on key cybersecurity objectives and initiatives. General Alexander is the Founder and Co-CEO of IronNet Cybersecurity, a global cybersecurity leader that is revolutionizing how organizations secure their networks by delivering the first-ever Collective Defense platform allowing real-time threat intelligence sharing. General Alexander previously served as director of the National Security Agency, chief of the Central Security Service and commander of the United States Cyber Command, where he led DoD agencies during the conflicts in Afghanistan and Iraq at a time when cyber-attacks against the United States were on the rise. General Alexander was recently appointed to serve on the board of directors of Amazon.com, Inc.
Compensation of Executive Officers
Compensation Philosophy and Objectives
As discussed in our proxy statement for the annual meeting held on May 13, 2020, the Compensation Committee is primarily responsible for the development, execution and adherence to our compensation philosophy. In anticipation of the offering described in this prospectus, on November 5, 2020, the Compensation Committee implemented a new compensation plan for the senior executive officers, which was reviewed and approved by the Board of Directors on November 8, 2020. The senior executive team consists of the eleven (11) officers (“senior officers”), including our five named executive officers. This compensation program is designed to fully align with and support the achievement of our business and financial goals, to be competitive in the intense market for talent in which we compete, and to conform our compensation plan generally to plans typically utilized by companies in our peer group and industry.
We are a high-performance, results driven organization made up of talented people. In general, our compensation system is designed to engage, motivate and challenge our employees to continuously develop to meet their full potential, to align their individual efforts to our business and strategic objectives, and to reward our employees for contributions to the achievement of those objectives. More specifically, the primary objectives of the compensation program are:
•	To attract, motivate, engage and retain highly talented and results-oriented key employees;
•	To secure the future performance of services of those employees;
•	To encourage key employees to put forth maximum efforts for both our short-term and long-term success;
•	To drive achievement of our long-term growth, profitability and other objectives;
•	To reward performance; and
•	To drive increased stockholder value.
The individual components of the compensation program — consisting of base salary, annual incentive cash compensation or bonus (which we now call the Annual Incentive Program (or “AIP”)), equity incentive compensation (called the Long Term Incentive Program or “LTIP”), and perquisites — are designed to meet these objectives and together are intended to be competitive in the marketplace. The overall compensation package is based on the following considerations:
•
Compensation should consist of a combination of fixed and at-risk compensation, with the at-risk compensation constituting a majority of the total compensation for at least our named executive officers, in order to encourage improved annual and long-term performance.

•
Compensation should be a mix of annual and long-term compensation, with the long-term compensation for at least our named executive officers constituting a majority of the total compensation, in order to encourage retention and attainment of long-term performance goals.

•
Compensation should be a mix of cash and equity, with cash rewarding achievement of goals and equity encouraging retention and long-term performance aligned with the interests of our stockholders. Additionally, the Compensation Committee continues to believe that equity ownership by the management team aligns the interests of management with our long-term corporate performance intended to drive and enhance stockholder value.

Compensation Consultant
The Compensation Committee has engaged Lockton Companies, LLC (“Lockton”) as an independent executive compensation advisor. Lockton advises the Compensation Committee on matters relating to benchmarking compensation and designing appropriate compensation programs. As part of its consultation with the Compensation Committee, Lockton provides the Compensation Committee with peer group comparisons. The Compensation Committee has direct access to Lockton and control over its engagement, although our executive management may interact with Lockton for the purpose of facilitating the flow of information between the Compensation Committee and Lockton and assisting the Compensation Committee in its work. The Compensation Committee has determined that the work of Lockton and its employees as compensation consultants to the Compensation Committee has not created any conflict of interest.
Compensation Consultant and Peer Group
In the fall of 2020, Lockton conducted an assessment of our named executive officer compensation packages and the compensation paid to certain other senior officers to determine how the total compensation compared to those of our peers and a market median. The market median was comprised of a combination of market compensation data from peer company proxy statements as well as published industry sources utilizing companies that operate in the software and services sector (the “external market”). The following companies, selected because of the nature of their business and their level of revenues (which generally were under $1 billion), were included in the peer group: Fireye, Okta, Inc., Ping Identity, Proofpoint, Qualys, Zix, Zscaler. The analysis prepared by Lockton analyzed compensation paid to our named executive officers and other senior officers in 2020, and Lockton provided substantive input to the Compensation Committee with respect to salaries, the AIP and the LTIP. While the data and input provided by Lockton is a factor in its analysis of various compensation elements and has been relied upon by the Compensation Committee, the Compensation Committee makes the final determination on all compensation decisions.
Base Salary
We provide each of our executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. The relative levels of base salary for executive officers are designed to reflect each executive officer’s professional expertise and scope of responsibility and accountability within the Company, our financial performance, and the executive officer’s individual performance. Base salaries generally are established at levels sufficient to attract and retain an effective management team when considered in connection with the performance-based components of our overall compensation program. In 2020, the Compensation Committee made adjustments in the base salary of the named executive officers for the first time in approximately seven years. No adjustments to the salaries of the named executive officers are currently contemplated to be made during 2021. The current annual base salaries of the named executive officers are reflected below:
Executive Officer	Base Salary
John B. Wood	$700,000
Edward L. Williams	$450,000
Michele Nakazawa	$410,000
Jefferson V. Wright	$385,000
Brendan D. Malloy	$340,000
Annual Incentive Program The senior officers, including the named executive officers, are eligible for incentive cash bonus awards under our AIP. The purpose of the AIP is to provide each of our senior executive officers the opportunity annually to earn a cash bonus as an incentive to put forth maximum efforts for both our short-term and long-term success and to drive achievement of our long-term growth and profitability objectives. The AIP is based upon one or more financial performance targets as determined by the Compensation Committee on an annual basis. Awards under the AIP are an integral component of compensation that link and reinforce executive decision-making and performance with the annual objectives of the Company. The AIP is administered by the Compensation Committee, and determinations by the Compensation Committee are final, conclusive and binding on all parties. The Compensation Committee has the discretion to determine the appropriate performance targets, the amount of the awards, and the leverage features described below. The amount of the awards, performance targets, and leverage features generally are established in writing prior to or during the first quarter of each year.
On November 5, 2020, the Compensation Committee approved, and, on November 8, 2020, the Board reviewed and approved, the AIP applicable for 2021. The Compensation Committee selected an aggressive earnings target based on the Company achieving Adjusted EBITDA of $33.9 million during 2021. We define Adjusted EBITDA as net income (loss), adjusted for interest expense, loss on extinguishment of debt, (benefit) provision for income taxes, depreciation and amortization, stock-based compensation expense, acquisition-related expense, and other (income) expense, net. For purposes of the AIP, the Compensation Committee has the authority to exclude non-recurring, irregular and one-time items when determining Adjusted EBITDA.
The amounts of the potential AIP awards to the senior executives range from 40% to a maximum of 100% of the annual salaries of the various senior executives (with the CEO set at 100% of his annual salary and all other senior officers set at lower percentages of each of their salaries), subject to leveraging in accordance with an AIP Award Leverage Schedule. The amount of leverage ranges from a low of 0% (in the event performance falls below 100% of the performance target), in which case no AIP award would be earned, to a high of 200% (in the event performance is achieved equal to or higher than 120% of the performance target), with the performance at target set to a leverage amount of 100% of the senior officer’s potential AIP award. The performance targets are subject to equitable adjustment, in the discretion of the Compensation Committee, in the event of significant transactions such as corporate acquisitions or dispositions.

The AIP and the annual cash incentives potentially payable under it for our senior officers are generally competitive with similar annual incentive compensation earned by senior executives at our peer companies, as evaluated by Lockton and reported to the Compensation Committee.
Long-Term Incentive Program
The Board adopted the Telos Corporation 2016 Omnibus Long-Term Incentive Plan (“2016 Plan”) on August 12, 2016. The 2016 Plan was amended in 2020, and such amendments were approved by the Board on September 11, 2020 and submitted to and approved by the common stockholders at a meeting held on October 26, 2020. The amendments to the 2016 Plan reserved an additional 8,392,258 shares of common stock under the 2016 Plan (prior to the contemplated reverse stock split) and established a new 10-year term for the 2016 Plan effective October 26, 2020.
The purpose of the 2016 Plan is to enhance our ability to attract, motivate and retain highly qualified employees, to improve our business results and earnings by providing such persons an opportunity to acquire or increase a direct proprietary interest through ownership of equity in the operations and future success of the Company, and to align the employees’ interests and efforts with the interests of our stockholders. The 2016 Plan allows for the award of a number of types of equity or equity-based incentives, including stock options, restricted stock, and restricted share units, among others, and the incentives can be structured to be either time-based or performance-based. The Compensation Committee decides what form of incentive to use on a grant-by-grant basis, depending on the circumstances. When approving an incentive for a senior officer, the Compensation Committee considers the senior officer’s current role and contribution to the Company, the anticipated role and contribution of the senior officer to the Company’s long-term financial and performance goals, the senior officer’s performance and achievements, and the industry practices and norms as evidenced by our peer group of companies. The Compensation Committee also takes into account the amount of long-term incentives granted in prior years, existing levels of stock ownership by senior officers, and the aggregate grants of incentives to all senior officers. The Compensation Committee also considers the other elements of incentive compensation available to senior officers and the performance metrics associated with those incentives, with a view toward providing an appropriately diverse set of performance criteria and objectives to incent both service to the Company over time and performance and to avoid or minimize multiple forms of compensation for the same achievement. In general, the senior officers with higher levels and amounts of responsibility are eligible to receive larger equity awards. Finally, the Compensation Committee reviews proposed equity awards to senior officers against benchmarking and peer group data and utilizes that data to ensure that the level of equity awards to our senior officers generally are competitive and in alignment with our peer group companies and industry expectations.
For 2021, the Compensation Committee determined, at a meeting held on November 5, 2020, and our Board reviewed at meeting on November 8, 2020, that our senior executives will be eligible to receive long-term incentives split equally between two components: restricted stock awards with time-based vesting (“RSAs”) and restricted share units with performance-based vesting (“PSUs”). Time-based incentives encourage retention and provide for incremental recognition of equity compensation over the vesting period. Performance-based incentives allow for additional awards based on over-achievement, while also withholding compensation for under-performance, of defined objective performance criteria. The time-based RSAs, assuming the continued service of the senior officer, would vest in three annual installments from the date of the award, with 30% vesting on each of the first and second anniversaries and 40% vesting on the third anniversary of the effective date of the grant of the awards. The PSUs, if the performance criteria are satisfied while the senior officer continues in service, would settle in our common stock of the Company. For 2021, the Compensation Committee established a single, aggressive performance criterion equal to appreciation in the per share price of our common stock in an amount equal to 2.5 times the price set in the initial public offering described in this prospectus, measured at any time during the period from the date of the initial public offering through the end of calendar year 2023. To meet the performance criterion, our common stock must trade (a) at or above that appreciated price for 20 of 30 consecutive trading days or (ii) the weighted average of the price over any 30 day trading period must equal that appreciated price. This performance criterion was selected because it represents an expression by the investing public indicative of our financial performance. The Compensation Committee believes that this performance factor drives the senior officers toward the goals of sustainable quality growth, as measured by the market’s perception of our performance.

The target amounts of the potential awards of PSUs to the senior executives range from 125% to a maximum of 700% of the annual salaries of the various senior executives (with the CEO set at 700% of his annual salary and all other senior officers set at percentages ranging from 125% to 400% each of their salaries). There is no leveraging of the awards in the event of achievement or over-achievement of the target, although upon achievement of the indicated appreciated share price and vesting of the PSUs, the Compensation Committee will grant additional replacement equity awards to our executives in an amount to be equitably determined, outside of the normal annual equity award grant cycle. The Compensation Committee expects to award these RSAs or PSUs during the fourth quarter of 2020 or the first quarter of 2021.
Generally, at the start of the three-year performance cycle, the Compensation Committee sets the percentage of annual salary for each senior executive, the performance criteria as well as the threshold, target and maximum performance levels and corresponding payouts. When establishing these various figures, the Compensation Committee considers, among other things, the position and responsibilities of the senior officers, projected performance of our long-term strategic growth objectives, business outlook, and market growth forecasts. As the goals are established for future performance, outcomes are by definition uncertain. As indicated, for 2021, the vesting criteria for 50% of the long-term incentive for all of our senior executives is performance-based, and the vesting criteria for remaining 50% of such incentives is time-based.
All of our named executive officers will receive the majority of their compensation from long-term awards, assuming such awards are earned. The highest level of concentration of long-term compensation is set for the CEO and the COO, based on the CEO’s role as the steward of our long-term success and the COO’s responsibility to deliver on our business strategies and meet the targeted financial goals.
Subject to approval by the Compensation Committee (and, in the case of members of our Board of Directors, the Company’s Audit Committee), we expect to issue equity awards for up to 2.4 million shares of our common stock to employees, which could include senior officers and named executive officers, and members of our board of directors under the 2016 Plan during the fourth quarter of 2020 or the first quarter of 2021. These awards are in addition to the RSAs and PSUs described above for 2021 and would have time-based vesting criteria.
Perquisites
We provide certain perquisites to our senior officers in order to allow the senior officers to work more efficiently and to help us remain competitive by retaining talented and dedicated executives. These perquisites are limited to reimbursement for golf club membership, home office expenses, and, in certain circumstances, commuting costs. The Compensation Committee believes that the perquisites are consistent with our overall compensation program, although Lockton has advised us that our perquisites in certain respects are below market. No changes to our perquisites are currently contemplated by the Compensation Committee or the senior executive team.
EXCHANGEABLE REDEEMABLE PREFERRED STOCK CONVERSION
The Exchangeable Redeemable Preferred Stock is quoted as “TLSRP” on the OTCQB marketplace and the OTC Bulletin Board. There currently is limited liquidity in the trading of the Exchangeable Redeemable Preferred Stock, which trades at a substantial discount to its redemption and liquidation value.
Upon the consummation of the offering described in this prospectus, which will constitute a qualified initial public offering for the purposes of the terms of the Exchangeable Redeemable Preferred Stock, each issued and outstanding share of Exchangeable Redeemable Preferred Stock will automatically be converted in an “ERPS Conversion” into the right to receive (i) an amount of cash equal to (I) the ERPS Liquidation Value; multiplied by (II) 0.90; multiplied by (III) 0.85 and (ii) that number of shares of common stock (valued at the initial offering price to the public) equal to (I) the ERPS Liquidation Value; multiplied by (II) 0.90; multiplied by (III) 0.15. No fractional shares of common stock, however, will be issued upon an ERPS Conversion Event but, in lieu thereof, the holder shall be entitled to receive an amount of cash equal to the fair market value of a share of common stock (valued at the initial offering price to the public) at the time of such ERPS Conversion Event multiplied by such fractional amount (rounded to the nearest cent). “ERPS Liquidation Value” means, per each share of Exchangeable Redeemable Preferred Stock, $10 together with all accrued and unpaid dividends (whether or not earned or declared) thereon calculated as of the actual date of an ERPS Conversion Event without interest, which, for the avoidance of doubt, was approximately $142.1 million as of September 30, 2020.
All shares of common stock issued upon an ERPS Conversion shall be validly issued, fully paid and non-assessable. We have applied to issue the shares of common stock issued upon conversion of the

Exchangeable Redeemable Preferred Stock on the Nasdaq Global Market. Upon an ERPS Conversion Event, holders of Exchangeable Redeemable Preferred Stock will receive that number of shares of our common stock described above with terms applicable to all other shares of common stock described in “Description of Our Capital Stock.”
On the closing date of the offering described in this prospectus, the aggregate cash portion of the payment due to holders of Exchangeable Redeemable Preferred Stock upon an ERPS Conversion Event as calculated and set forth above shall be deposited with a third-party exchange agent selected by us (the “Exchange Agent”). As soon as practicable after the closing of the offering, but in no event later than 10 days thereafter, the Exchange Agent will provide to each holder of Exchangeable Redeemable Preferred Stock a letter of transmittal and instructions advising such holder of the effectiveness of the offering and the procedure for surrendering to the Exchange Agent certificates or book-entry shares of Exchangeable Redeemable Preferred Stock in exchange for the consideration allotted to them in the ERPS Conversion.
Holders of Exchange Redeemable Preferred Stock who surrender their Exchangeable Redeemable Preferred Stock in accordance with the instructions that will be set forth in the letter of transmittal, will, upon the Exchange Agent's acceptance of such certificates or book-entry shares and transmittal materials or evidence, be entitled to receive (i) a certificate (or evidence of shares in book-entry form, as applicable) representing the number of shares of our common stock that such holder is entitled to receive pursuant to the ERPS Conversion, and (ii) a check or wire transfer in the amount (after giving effect of any tax withholding as described below) equal to the amount of any cash that such holder is entitled to receive pursuant to the ERPS Conversion, including any cash payment in lieu of fractional shares of our common stock. No interest will accrue or be paid with respect to any cash paid in lieu of fractional shares of our common stock.

PURCHASE OF TELOS ID
We own 50% of Telos ID, are entitled to receive 50% of the profits of Telos ID, and may appoint three (3) members of the Telos ID Board. Hoya ID Fund A, LLC (“Hoya”) owns 50% of Telos ID, is entitled to receive 50% of the profits of Telos ID, and may appoint two (2) members of the Telos ID Board.
For more than 25 years, Telos ID’s identity trust services have provided access to health care, commissary services, and critical defense resources for more than two million military members, their dependents, and civilian employees through the use of the CAC. In addition, Telos ID, as one of only two authorized aviation channeling providers in the market, offers its aviation partners innovative biometric, identity trust, and customer service technologies that are critical to the operation of more than half of the largest airports in the nation. For the 2020 U.S. Census, Telos ID is extending digital identity verification, fingerprinting, and photo services across the nation in support of the 2020 Census hiring initiatives.
Telos ID was recently awarded a 10-year contract to provide enrollment services in support of the TSA PreCheck™ Enrollment Program. This high-profile opportunity will use Telos ID’s service to engage with the world’s leading airline, hospitality, credit card, ride share, and other Fortune 500 businesses to provide consumer marketing and loyalty program tie-ins to promote the PreCheck™ program.
Telos ID also was recently awarded a 10-year contract by The Centers for Medicare & Medicaid Services to provide technology and service solutions that detect, prevent, and proactively deter fraud, waste and abuse in the Medicare and Medicaid programs. Telos ID’s digital identity trust platform and digital services is expected to offer critical technology necessary to identify and mitigate fraud across the United States. Each year, approximately 1,500,000 health care providers are required to undergo FBI-based non-criminal history checks requiring identity trust services, including identity verification, fingerprinting, and continuous monitoring.
On October 5, 2020, we entered into a Membership Interest Purchase Agreement between the Company and Hoya to purchase all of the Class B Units of Telos ID (“Telos ID Units”) owned by Hoya (the “Telos ID Purchase”). Upon the closing of the Telos ID Purchase, Telos ID will become our wholly owned subsidiary. The successful consummation of the offering described in this prospectus is a condition to the closing of the Telos ID Purchase. If the offering described in this prospectus is not consummated, the Telos ID Purchase will not occur.
As consideration for the Telos ID Units, we will pay a purchase price to Hoya or its members consisting of (a) the payment to Hoya of $30.0 million in cash and (b) the issuance to Hoya or its members of that number of shares of our common stock (which we estimate to be approximately 7.3 million shares (assuming an initial public offering price of $17.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus))) equal to 12% of the total number of shares of common stock that are issued and outstanding following (i) the issuance of such shares of common stock to Hoya or its members and (ii) the closing of the offering described in this prospectus. As a condition to the Telos ID Purchase, Hoya or the members of Hoya entered into lock-up agreements with the underwriters to restrict the trading of the common stock issued to Hoya or its members for 180 days.

PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by:
•	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.
To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement.
The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering and are based on 39.9 million shares of our common stock outstanding as of November 10, 2020 and 60.7 million shares of our common stock outstanding after the completion of this offering (which includes 1.1 million shares of common stock issuable upon the ERPS Conversion as a result of this offering and includes 7.3 million shares of common stock to be issued to Hoya or its members as a result of the purchase of Telos ID) after taking into account the stock split described below. The percentages assume the underwriters do not exercise their option to purchase any additional shares. Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Telos Corporation, 19866 Ashburn Road, Ashburn, Virginia 20147. The information in the table gives effect to the approximate 0.794-for-1 stock split with respect to our common stock, which took effect November 12, 2020.
The table below does not reflect any shares of common stock our directors and officers may purchase through the Directed Share Program. See “Underwriting—Directed Share Program.”
	Shares of Common Stock Beneficially Owned	Percentage of Shares Outstanding
		Before Offering	After Offering
5% or Greater Stockholders:
Toxford Corporation Place de Saint Gervais 1 1211 Geneva, Switzerland	12,540,436(A)	31.4%	20.7%

Named Executive Officers and Directors:
John B. Wood	5,573,344(B)	14.0%	9.2%
Edward L. Williams	1,819,747(B)	4.6%	3.0%
Michele Nakazawa	1,467,303(B)	3.7%	2.4%
Brendan D. Malloy	1,027,583(B)	2.6%	1.7%
Jefferson V. Wright	992,243(B)	2.5%	1.6%
Robert J. Marino	469,340	1.2%	0.8%
Bernard C. Bailey	79,361	0.2%	0.1%
David Borland	95,233	0.2%	0.2%
John W. Maluda	0.1	0.2%	0.1%
Bonnie Carroll	0	0%	0%
Fredrick Schaufeld	0	0%	0%
All executive officers and directors as a group (17 persons)	14,111,952(C)	35.4%	23.2%
(A)
Includes 15,328,480 shares held directly by Toxford Corporation and 473,322 shares held directly by Mr. John R.C. Porter, Chalet Ty Fano, 2 Chemin d’Amon, 1936 Verbier, Switzerland. Mr. Porter is the sole stockholder of Toxford Corporation.

(B)
Includes 232,792, 21,823, 73,005, 10,294, and 158,901 shares of common stock held for the benefit of Messrs. John Wood, Malloy, Williams, and Wright and Ms. Nakazawa, respectively, by the Corporation Shared Savings Plan.

(C)	Includes 702,466 shares of common stock held for the benefit of the executive officers by the Telos Corporation Shared Savings Plan.

DESCRIPTION OF OUR CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Articles of Incorporation, a copy of which has been incorporated by reference or filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our Second Amended and Restated Articles of Incorporation and to the applicable provisions of Maryland law.
Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Our Second Amended and Restated Articles of Incorporation authorize our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter without stockholder approval to increase or decrease the number of shares of stock that we have authority to issue. As of November 12, 2020, there were 39,062,238 shares of our common stock issued and outstanding, 7,459,913 shares of common stock reserved for issuance for future grants under the Telos Corporation 2016 Omnibus Long-Term Incentive Plan, and 900,970 shares issuable upon the exercise of the Warrants, after giving effect to the 0.794-for-1 stock split. Upon completion of this offering, there will be 60,716,150 shares (or 59,815,180 basic shares excluding the impact of the Warrants) of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our Second Amended and Restated Articles of Incorporation. The directors will be elected by a plurality of the outstanding shares entitled to vote on the election of directors.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions. Upon the consummation of the offering described in this prospectus, holders of our common stock will not be entitled to exercise any rights of an objecting stockholder under Title 3, Subtitle 2 of the MGCL, or any successor statute, unless otherwise determined by the Board of Directors.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Maryland Business Combination Act
We are subject to Subtitle 6 of Title 3 of the MGCL, the Maryland Business Combination Act. The Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

Maryland Control Share Acquisition Act
We are subject to Subtitle 7 of Title 3 of the MGCL, the Maryland Control Share Acquisition Act. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by Maryland law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
Sales of substantial numbers of shares of our common stock or the perception of such sales could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after the completion of this offering due to contractual and legal restrictions on resale. There may nevertheless be sales of substantial amounts of our common stock in the public market before (to the extent permitted) or after such restrictions lapse. This may adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Upon completion of this offering, we will have a total of 60.7 million shares (or 59.8 million basic shares excluding the impact of the Warrants) of common stock outstanding (or a maximum of 62.50 million fully diluted shares if the underwriters exercise in full their option to purchase additional shares). Of these outstanding shares, all the shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, as well as the shares of common stock issuable in connection with the ERPS Conversion will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are (i) owned by our “affiliates” as that term is defined in Rule 144 under the Securities Act or (ii) subject to the lock-up agreements described below or in “Purchase of Telos ID.”
Lock-Up Agreements
Our officers, directors and other significant holders of our capital stock, including Hoya or its members, have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions more fully described in “Underwriting,” not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of B. Riley Securities, Inc. Holders of approximately 34.3 million shares of our common stock are subject to these lock-up agreements. See “Underwriting” for additional information.
Rule 144
In general, under Rule 144 as currently in effect, because we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who has beneficially owned restricted shares of our common stock for at least six months (including the holding period of any prior owner other than one of our affiliates) is entitled to sell those shares without complying with any of the other provisions of Rule 144, subject to our being current in our Exchange Act reporting requirements. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately 607,000 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale, provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale, current public information and notice provisions of Rule 144. In addition, if an affiliate, during any three-month period, sells more than 5,000 shares or shares with an aggregate sale price in excess of $50,000, the seller also must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.
Stock and Option Plans
Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2016 Plan. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) and does not discuss the U.S. federal income tax consequences applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an accrual method taxpayer subject to special tax accounting rules under Section 451(b) of the Code; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. taxpayer for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate.
This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address any state, local, foreign, gift, estate (except to the limited extent set forth herein), or alternative minimum tax considerations.
For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.
PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).
Distributions on Our Common Stock
Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of Our Common Stock” below.
Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States subject to the discussion below regarding foreign accounts. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.
A non-U.S. holder of shares of common stock who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty and does not timely file the required certification, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless: (a) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits. If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
U.S. Federal Estate Tax
The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property it is treated as the owner of, or has made certain life transfers of, having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.
Information Reporting and Backup Withholding Tax
We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, information reporting but not backup withholding will apply in a manner similar to dispositions effected through a U.S. office of a broker, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that has certain connections with the United States.
Foreign Accounts
Certain withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, or (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. U.S. Treasury Regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2019. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. If an investor does not provide us with the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Holders should consult their own tax advisers regarding the implications of these rules for their investment in our common stock.

UNDERWRITING
We have entered into an underwriting agreement with B. Riley Securities, Inc., BMO Capital Markets Corp. and Needham & Company, LLC, as representatives of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:
Underwriters	Number of Shares
B. Riley Securities, Inc.
BMO Capital Markets Corp.
Needham & Company, LLC
Colliers Securities LLC
D.A. Davidson & Co.
Northland Securities, Inc.
Wedbush Securities Inc.
MKM Partners LLC
Total
The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.
The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $    per share for the common stock. After the completion of this offering, the underwriters may change the offering price and other selling terms.
Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.
We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “TLS”.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.
Over-Allotment Option
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,852,941 additional shares from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions.
Commissions and Expenses
The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.
	Per Share	Total Without Over- Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.1 million, which includes Company legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. We have agreed to reimburse the representatives for its reasonable out-of-pocket expenses actually incurred in the offering, other than fees and disbursements of legal counsel to the representatives. We agreed to reimburse reasonable fees and disbursements of the representatives’ legal counsel actually incurred up to $350,000 if the offering is not consummated. If the offering is not consummated within a specified period agreed to by and between B. Riley Securities, Inc. and us and any person purchases securities from us in a public offering pursuant to a registration statement filed with the SEC within six months thereafter, we will pay B. Riley Securities, Inc. a termination fee equal to 6.25% of the price paid by the purchaser of such securities, subject to FINRA Rule 5110(g)(5). As part of the total $3.1 million in expenses, we have agreed to pay to B. Riley Securities, Inc. an advisory fee equal to 0.75% of the gross proceeds of this offering for its role as capital markets advisor in negotiations on our behalf with the holders of our Exchangeable Redeemable Preferred Stock in connection with the ERPS Conversion.
Directed Share Program
At our request, the underwriters have reserved, at the initial public offering price, up to 5% of the shares of our common stock in this offering for sale to our directors, officers, employees, and certain friends and family members of these persons, and certain clients and prospective clients, as part of a directed share program. We will offer these shares to the extent permitted under applicable regulations. The number of shares of common stock available for sale in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares of common stock offered hereby. Participants in the directed share program who purchase more than $500,000 of shares, as well as directors or executive officers who are already subject to lock-up agreements, shall be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described herein.
Lock-Up Agreements
Our executive officers and certain of our directors (other than our Class D directors) and other significant holders of our capital stock, including Hoya or its members, have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives, subject to certain exceptions.
The representatives may, in their sole discretion and at any time or from time to time, release all or any portion of the common stock or other securities subject to the lock-up agreement. Any determination to release any common stock would be based upon a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market of the common stock, general market conditions, the number of shares of common stock or other securities proposed to be sold or otherwise transferred and the timing, purposes and terms of the proposed sale or other transfer. The representatives do not have any present intention, agreement or understanding, implicit or explicit, to release any of the shares of common stock or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.
In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.
Stabilization
Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:
•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
•
Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•
Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.
Electronic Prospectus
This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)
This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of shares of common stock described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.
Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.
Resale Restrictions
The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.
Representations of Purchasers
Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer, the underwriters and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.
Taxation and Eligibility for Investment
Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.
Rights of Action for Damages or Rescission
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Personal Information
We and the representatives hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106, (c) such personal information is being collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable legislation, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction, and (e) the purchaser may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule 2 to Form 45-106F1. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by each applicable securities regulatory authority or regulator, and to have acknowledged and consented to such information being disclosed to the Canadian securities regulatory authority or regulator, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.
Language of Documents
Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.
Notice to Prospective Investors in the European Economic Area and the United Kingdom
In relation to the Member States of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares of our common stock which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:
•	to any legal entity that is a qualified investor as defined in the Prospectus Regulation;
•
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant representative or representatives nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our common stock described in this prospectus shall result in a requirement for the publication of a prospectus, by us or any of the underwriters, pursuant to Article 3 of the Prospectus Regulation.
Each purchaser of shares of our common stock described in this prospectus located within a Relevant State will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor” within the meaning of the Prospectus Regulation; and (2) in the case of any shares of common stock acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where shares of common stock have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Regulation as having been made to such persons. For purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe to the shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
We and the underwriters have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.
The above selling restriction is in addition to any other selling restrictions set out below.
Additional Notice to Prospective Investors in the United Kingdom
The communication of this prospectus and any other document or materials relating to the issue of the shares of our common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended, or the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of our common stock offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.
Notice to Prospective Investors in Germany
This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common stock in Germany. Consequently, the common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common stock to the public in Germany or any other means of public marketing. The common stock is being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

LEGAL MATTERS
The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Miles & Stockbridge P.C., Baltimore, Maryland. Nelson Mullins Riley & Scarborough LLP, Washington, D.C., has acted as counsel for the underwriters.
EXPERTS
The consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, included in this prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in accounting and auditing.
INCORPORATION OF INFORMATION BY REFERENCE
The SEC permits us to “incorporate by reference” the information contained in documents we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including the information that they contain in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
This prospectus incorporates by reference the documents listed below except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus, unless expressly stated otherwise as set forth below:
•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (including information specifically incorporated by reference from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2020) (SEC File No. 001-08443) filed with the SEC on April 13, 2020;

•	our Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2019 (SEC File No. 001-08443) filed with the SEC on May 12, 2020;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 (SEC File No. 001-08443) filed with the SEC on May 15, 2020;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (SEC File No. 001-08443) filed with the SEC on August 13, 2020;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (SEC File No. 001-08443) filed with the SEC on November 13, 2020;
•	our definitive proxy statement on Schedule 14A (SEC File No. 001-08443) filed with the SEC on April 20, 2020;
•	our definitive consent solicitation statement on Schedule 14A (SEC File No. 001-08443) filed with the SEC on October 16, 2020; and
•
our Current Reports on Form 8-K dated March 30, 2020, May 13, 2020, September 20, 2020, October 6, 2020, October 26, 2020, November 8, 2020, and November 13, 2020 (filed with the SEC on March 30, 2020, May 15, 2020, September 24, 2020, October 6, 2020, October 27, 2020, November 12, 2020, and November 16, 2020, respectively).

Upon written or oral request, we will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, excluding exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number:
Telos Corporation
Attention: Corporate Secretary
19886 Ashburn Road
Ashburn, Virginia 20147
telephone: (703) 724-3800
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
We are subject to the information and periodic requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We also maintain a website at www.telos.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained on or accessible through our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

TELOS CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Telos Corporation
Ashburn, Virginia
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Telos Corporation (the “Company”) and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2007.
McLean, Virginia
April 10, 2020, except for the effects of disclosing earnings per share information discussed in Note 1, as to which the date is October 6, 2020, and except for the effects of the stock split discussed in Note 1, as to which the date is November 16, 2020.

TELOS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except earnings per share data)
	Years Ended December 31,
	2019	2018	2017
Revenue (Note 5)
Services	$143,581	$120,990	$81,606
Products	15,637	17,026	26,121
	159,218	138,016	107,727
Costs and expenses
Cost of sales – Services	98,772	76,857	49,965
Cost of sales – Products	8,102	8,097	17,196
	106,874	84,954	67,161
Selling, general and administrative expenses	47,319	44,048	40,152

Operating income	5,025	9,014	414
Other income (expenses)
Non-operating income	201	12	11
Interest expense	(7,467)	(7,258)	(6,690)
(Loss) income before income taxes	(2,241)	1,768	(6,265)
Benefit (provision) for income taxes (Note 9)	104	(31)	2,767
Net (loss) income	(2,137)	1,737	(3,498)
Less: Net income attributable to non-controlling interest (Note 2)	(4,264)	(3,377)	(2,335)
Net loss attributable to Telos Corporation	$(6,401)	$(1,640)	$(5,833)
Net loss per share attributable to Telos Corporation, Common A, basic and diluted	$(0.17)	$(0.04)	$(0.16)
Net loss per share attributable to Telos Corporation, Common B, basic and diluted	$(0.17)	$(0.04)	$(0.16)
Weighted-average shares of Common A stock outstanding, basic and diluted	34,525	33,558	32,570
Weighted-average shares of Common B stock outstanding, basic and diluted	3,204	3,204	3,204
The accompanying notes are an integral part of these consolidated financial statements.

TELOS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(amounts in thousands)
	Years Ended December 31,
	2019	2018	2017
Net (loss) income	$(2,137)	$1,737	$(3,498)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(11)	(15)	7
Comprehensive income attributable to non-controlling interest	(4,264)	(3,377)	(2,335)
Comprehensive loss attributable to Telos Corporation	$(6,412)	$(1,655)	$(5,826)
The accompanying notes are an integral part of these consolidated financial statements.

TELOS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

ASSETS
	December 31,
	2019	2018
Current assets
Cash and cash equivalents	$6,751	$72
Accounts receivable, net of reserve of $720 and $306, respectively (Note 5)	27,942	34,542
Inventories, net of obsolescence reserve of $860 and $520, respectively (Note 1)	1,965	4,389
Deferred program expenses	673	244
Other current assets	2,914	1,985
Total current assets	40,245	41,232

Property and equipment (Note 1)
Furniture and equipment	18,709	12,756
Leasehold improvements	2,536	2,503
Property and equipment under finance leases	30,792	30,832
	52,037	46,091
Accumulated depreciation and amortization	(32,470)	(28,665)
	19,567	17,426

Operating lease right-of-use assets	1,979	—
Goodwill (Note 3)	14,916	14,916
Other assets	985	915
Total assets	$77,692	$74,489
The accompanying notes are an integral part of these consolidated financial statements.

TELOS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

LIABILITIES, REDEEMABLE PREFERRED STOCK,
AND STOCKHOLDERS' DEFICIT
	December 31,
	2019	2018
Current liabilities
Accounts payable and other accrued liabilities (Note 6)	$15,050	$21,779
Accrued compensation and benefits	12,187	9,082
Contract liabilities	6,337	5,232
Finance lease obligations – short-term (Note 10)	1,224	1,115
Other current liabilities	2,505	1,895
Total current liabilities	37,303	39,103
Senior term loan, net of unamortized discount and issuance costs (Note 6)	16,335	10,984
Subordinated debt (Note 6)	2,927	2,597
Finance lease obligations – long-term (Note 10)	15,641	16,865
Operating lease obligations – long-term (Note 10)	1,553	—
Deferred income taxes (Note 9)	621	818
Public preferred stock (Note 7)	139,210	135,387
Other liabilities (Note 9)	724	838
Total liabilities	214,314	206,592
Commitments and contingencies (Notes 10 and 13)	—	—

Stockholders’ deficit (Note 8)
Telos stockholders’ deficit
Class A common stock, no par value, 50,000,000 shares authorized, 35,826,200 shares and 35,838,105 shares issued and outstanding, respectively	65	65
Class B common stock, no par value, 5,000,000 shares authorized, 3,204,293 shares issued and outstanding	13	13
Additional paid-in capital	4,310	4,310
Accumulated other comprehensive income	6	17
Accumulated deficit	(145,530)	(139,129)
Total Telos stockholders’ deficit	(141,136)	(134,724)

Non-controlling interest in subsidiary (Note 2)	4,514	2,621
Total stockholders’ deficit	(136,622)	(132,103)
Total liabilities, redeemable preferred stock, and stockholders’ deficit	$77,692	$74,489
The accompanying notes are an integral part of these consolidated financial statements.

TELOS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)
	Years Ended December 31,
	2019	2018	2017
Operating activities:
Net (loss) income	$(2,137)	$1,737	$(3,498)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Stock-based compensation	—	—	50
Dividends from preferred stock recorded as interest expense	3,823	3,822	3,843
Depreciation and amortization	4,972	3,028	1,999
Provision for inventory obsolescence	376	30	73
Provision (benefit) for doubtful accounts receivable	414	(105)	(18)
Amortization of debt issuance costs	461	198	160
Deferred income tax (benefit) provision	(197)	77	(2,710)
Loss on disposal of fixed assets	15	3	4
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	6,186	(9,917)	(5,415)
Decrease (increase) in inventories	2,048	9,101	(10,041)
(Increase) decrease in deferred program expenses	(429)	1,828	(1,886)
(Increase) decrease in other current assets and other assets	(3,576)	(465)	1,086
(Decrease) increase in accounts payable and other accrued payables	(6,730)	(3,914)	10,376
Increase (decrease) in accrued compensation and benefits	3,105	1,626	(615)
Increase (decrease) in contract liabilities	1,106	(960)	5,173
Increase in other current liabilities and other liabilities	2,379	179	828
Cash provided by (used in) operating activities	11,816	6,268	(591)
Investing activities:
Capitalized software development costs	(2,442)	(1,649)	(1,481)
Purchases of property and equipment	(4,090)	(2,465)	(748)
Cash used in investing activities	(6,532)	(4,114)	(2,229)
Financing activities:
Proceeds from senior term loan	4,881	—	9,439
Redemption of senior preferred stock	—	—	(2,112)
Payments under finance lease obligations	(1,115)	(1,013)	(915)
Distributions to Telos ID Class B member – non-controlling interest	(2,371)	(1,669)	(3,651)
Cash provided by (used in) financing activities	1,395	(2,682)	2,761
Increase (decrease) in cash and cash equivalents	6,679	(528)	(59)
Cash and cash equivalents, beginning of the year	72	600	659
Cash and cash equivalents, end of year	$6,751	$72	$600

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$3,299	$2,483	$2,395
Income taxes	$40	$19	$26

Noncash:
Dividends from preferred stock recorded as interest expense	$3,823	$3,822	$3,843
Debt issuance costs and prepayment of interest on senior term loan	$119	$—	$1,561
Gain on extinguishment of subordinated debt	$—	$—	$1,031
The accompanying notes are an integral part of these consolidated financial statements.

TELOS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(amounts in thousands)
	Telos Corporation
	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Other Comprehen-sive Income	Accumulated Deficit	Non- Controlling Interest	Total Stockholders’ Deficit
Balance December 31, 2016	$65	$13	$3,229	$25	$(135,537)	$2,229	$(129,976)
Net (loss) income	—	—	—	—	(5,833)	2,335	(3,498)
Gain on extinguishment of subordinated debt	—	—	1,031	—	—	—	1,031
Stock-based compensation	—	—	50	—	—	—	50
Foreign currency translation gain	—	—	—	7	—	—	7
Distributions	—	—	—	—	—	(3,651)	(3,651)
Balance December 31, 2017	$65	$13	$4,310	$32	$(141,370)	$913	$(136,037)
Net (loss) income	—	—	—	—	(1,640)	3,377	1,737
Cumulative effect adjustment due to change in accounting policy	—	—	—	—	3,881	—	3,881
Foreign currency translation loss	—	—	—	(15)	—	—	(15)
Distributions	—	—	—	—	—	(1,669)	(1,669)
Balance December 31, 2018	$65	$13	$4,310	$17	$(139,129)	$2,621	$(132,103)
Net (loss) income	—	—	—	—	(6,401)	4,264	(2,137)
Foreign currency translation loss	—	—	—	(11)	—	—	(11)
Distributions	—	—	—	—	—	(2,371)	(2,371)
Balance December 31, 2019	$65	$13	$4,310	$6	$(145,530)	$4,514	$(136,622)
The accompanying notes are an integral part of these consolidated financial statements.

TELOS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Summary of Significant Accounting Policies
Business and Organization
Telos Corporation, together with its subsidiaries, (the “Company” or “Telos” or “We”), is an information technology solutions and services company addressing the needs of U.S. Government and commercial customers worldwide. We own all of the issued and outstanding share capital of Xacta Corporation, a subsidiary that develops, markets and sells government-validated secure enterprise solutions to government and commercial customers. We also own all of the issued and outstanding share capital of Ubiquity.com, Inc., a holding company for Xacta Corporation. We also have a 50% ownership interest in Telos Identity Management Solutions, LLC (“Telos ID”) and a 100% ownership interest in Teloworks, Inc. (“Teloworks”) and Telos APAC Pte. Ltd. (“Telos APAC”).
Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements include the accounts of Telos and its subsidiaries, including Ubiquity.com, Inc., Xacta Corporation, Teloworks, and Telos APAC, all of whose issued and outstanding share capital is owned by the Company. We have also consolidated the results of operations of Telos ID (see Note 2 – Non-controlling Interests). Intercompany transactions have been eliminated in consolidation.
In preparing these consolidated financial statements, we have evaluated subsequent events through the date that these consolidated financial statements were issued.
Segment Reporting
Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and assess performance. We currently operate in one operating and reportable business segment for financial reporting purposes. Our Chief Executive Officer is the CODM. The CODM only evaluates profitability based on consolidated results.
Use of Estimates
The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used in the preparation of our consolidated financial statements include revenue recognition, allowance for doubtful accounts receivable, allowance for inventory obsolescence, the valuation allowance for deferred tax assets, income taxes, contingencies and litigation, potential impairments of goodwill and estimated pension-related costs for our foreign subsidiaries. Actual results could differ from those estimates.
Revenue Recognition
We account for revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers.” The unit of account in ASC 606 is a performance obligation, which is a promise in a contract with a customer to transfer a good or service to the customer. ASC 606 prescribes a five-step model for recognizing revenue that includes identifying the contract with the customer, determining the performance obligation(s), determining the transaction price, allocating the transaction price to the performance obligation(s), and recognizing revenue as the performance obligations are satisfied. Timing of the satisfaction of performance obligations varies across our businesses due to our diverse product and service mix, customer base, and contractual terms. Significant judgment can be required in determining certain performance obligations, and these determinations could change the amount of revenue and profit recorded in a given period. Our contracts may have a single performance obligation or multiple performance obligations. When there are multiple performance obligations within a contract, we allocate the transaction price to each performance obligation based on our best estimate of standalone selling price.

We account for a contract after it has been approved by the parties to the contract, the rights and the payment terms of the parties are identified, the contract has commercial substance and collectability is probable, which is presumed for our U.S. Government customers and prime contractors for which we perform as subcontractors to U.S. Government end-customers.
The majority of our revenue is recognized over time, as control is transferred continuously to our customers who receive and consume benefits as we perform, and is classified as services revenue. All of our business groups earn services revenue under a variety of contract types, including time and materials, firm-fixed price, firm fixed price level of effort, and cost plus fixed fee contract types, which may include variable consideration as discussed further below. Revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material, subcontractor costs and indirect expenses. This continuous transfer of control to the customer is supported by clauses in our contracts with U.S. Government customers whereby the customer may terminate a contract for convenience and then pay for costs incurred plus a profit, at which time the customer would take control of any work in process. For non-U.S. Government contracts where we perform as a subcontractor and our order includes similar Federal Acquisition Regulation (the FAR) provisions as the prime contractor’s order from the U.S. Government, continuous transfer of control is likewise supported by such provisions. For other non-U.S. Government customers, continuous transfer of control to such customers is also supported due to general terms in our contracts and rights to recover damages which would include, among other potential damages, the right to payment for our work performed to date plus a reasonable profit.
Due to the transfer of control over time, revenue is recognized based on progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the performance obligations. We generally use the cost-to-cost measure of progress on a proportional performance basis for our contracts because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred. Due to the nature of the work required to be performed on certain of our performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. Contract estimates are based on various assumptions including labor and subcontractor costs, materials and other direct costs and the complexity of the work to be performed. A significant change in one or more of these estimates could affect the profitability of our contracts. We review and update our contract-related estimates regularly and recognize adjustments in estimated profit on contracts on a cumulative catch-up basis, which may result in an adjustment increasing or decreasing revenue to date on a contract in a particular period that the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.
Revenue that is recognized at a point in time is for the sale of software licenses in our Secure Mobility and Network Management/Defense Enterprise Solutions (formerly CO&D’s Secure Mobility Solutions) and Secure Communications Cyber and Enterprise Solutions (formerly IT & Enterprise Solutions) business groups and for the sale of resold products in Telos ID Enterprise Solutions (formerly Identity Management Solutions) and Cyber & Cloud Solutions (formerly CO&D’s Cyber Security Solutions), and is classified as product revenue. Revenue on these contracts is recognized when the customer obtains control of the transferred product or service, which is generally upon delivery of the product to the customer for their use, due to us maintaining control of the product until that point. Orders for the sale of software licenses may contain multiple performance obligations, such as maintenance, training, or consulting services, which are typically delivered over time, consistent with the transfer of control disclosed above for the provision of services. When an order contains multiple performance obligations, we allocate the transaction price to the performance obligations using our best estimate of standalone selling price.
Contracts are routinely and often modified to account for changes in contract requirements, specifications, quantities, or price. Depending on the nature of the modification, we determine whether to account for the modification as an adjustment to the existing contract or as a new contract. Generally, modifications are not distinct from the existing contract due to the significant interrelatedness of the performance obligations and are therefore accounted for as an adjustment to the existing contract, and recognized as a cumulative adjustment to revenue (as either an increase or reduction of revenue) based on the modification’s effect on progress toward completion of a performance obligation.
Our contracts may include various types of variable consideration, such as claims (for instance, indirect rate or other equitable adjustments) or incentive fees. We include estimated amounts in the transaction price based on all of the information available to us, including historical information and future estimations, and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when any uncertainty associated with the variable consideration is resolved. We have revised and re-submitted several years of incurred cost submissions reflecting certain indirect rate structure changes as a result of regular DCAA audits of incurred cost submissions. This resulted in signed final rate agreement letters for fiscal years 2011 to 2013 and conformed incurred cost submissions for 2014 to 2015. We evaluated the resulting changes to revenue under the applicable cost plus fixed fee contracts for the years 2011 to 2015 as variable consideration, and determined the most likely amount to which we expect to be entitled, to the extent that no constraint exists that would preclude recognizing this revenue or result in a significant reversal of cumulative revenue recognized. We included these estimated amounts of variable consideration in the transaction price and as performance on these contracts is complete, we have recognized revenue of $6.0 million during the year ended December 31, 2018.
Historically, most of our contracts do not include award or incentive fees. For incentive fees, we would include such fees in the transaction price to the extent we could reasonably estimate the amount of the fee. With limited historical experience, we have not included any revenue related to incentive fees in our estimated transaction prices. We may include in our contract estimates additional revenue for submitted contract modifications or claims against the customer when we believe we have an enforceable right to the modification or claim, the amount can be estimated reliably and its realization is probable. We consider the contractual/legal basis for the claim (in particular FAR provisions), the facts and circumstances around any additional costs incurred, the reasonableness of those costs and the objective evidence available to support such claims.
For our contracts that have an original duration of one year or less, we use the practical expedient applicable to such contracts and do not consider the time value of money. We capitalize sales commissions related to proprietary software and related services that are directly tied to sales. We do not elect the practical expedient to expense as incurred the incremental costs of obtaining a contract if the amortization period would have been one year or less. For the sales commissions that are capitalized, we amortize the asset over the expected customer life, which is based on recent and historical data.
Contract assets are amounts that are invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Generally, revenue recognition occurs before billing, resulting in contract assets. These contract assets are referred to as unbilled receivables and are reported within accounts receivable, net of reserve on our consolidated balance sheets.
Billed receivables are amounts billed and due from our customers and are reported within accounts receivable, net of reserve on the consolidated balance sheets. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component due to the intent of the retainage being the customer’s protection with respect to full and final performance under the contract.
Contract liabilities are payments received in advance and milestone payments from our customers on selected contracts that exceed revenue earned to date, resulting in contract liabilities. Contract liabilities typically are not considered a significant financing component because they are generally satisfied within one year and are used to meet working capital demands that can be higher in the early stages of a contract. Contract liabilities are reported on our consolidated balance sheet on a net contract basis at the end of each reporting period.
We have one reportable segment. We treat sales to U.S. customers as sales within the U.S. regardless of where the services are performed. Substantially all of our revenues are from U.S. customers as revenue derived from international customers is de minimis. The following tables disclose revenue (in thousands) by customer type and contract type for the periods presented. Prior period amounts have not been adjusted under the modified retrospective method.

	2019	2018	2017
Federal	$149,257	$129,279	$101,519
State & Local, and Commercial	9,961	8,737	6,208
Total	$159,218	$138,016	$107,727
	2019	2018	2017
Firm fixed-price	$131,629	$103,454	$89,516
Time-and-materials	14,569	16,795	10,222
Cost plus fixed fee	13,020	17,767	7,989
Total	$159,218	$138,016	$107,727
The following table discloses accounts receivable and contract assets (in thousands):
	December 31,
	2019	2018
Billed accounts receivable	$11,917	$18,848
Unbilled receivables	16,745	16,000
Allowance for doubtful accounts	(720)	(306)
Receivables – net	$27,942	$34,542
The following table discloses contract liabilities (in thousands):
	December 31,
	2019	2018
Contract liabilities	$6,337	$5,232
As of December 31, 2019 and 2018, we had $112.4 million and $79.3 million of remaining performance obligations, respectively, which we also refer to as funded backlog. We expect to recognize approximately 98.4% of our remaining performance obligations as revenue in 2020, an additional 1.1% by 2021 and the balance thereafter. For the years ended December 31, 2019 and 2018, the amount of revenue recognized during the year that was included in the opening contract liabilities balance was $4.2 million and $5.5 million, respectively.
Cash and Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Our cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to accounts payable and other accrued liabilities.
Accounts Receivable
Accounts receivable are stated at the invoiced amount, less an allowance for doubtful accounts. Collectability of accounts receivable is regularly reviewed based upon managements’ knowledge of the specific circumstances related to overdue balances. The allowance for doubtful accounts is adjusted based on such evaluation. Accounts receivable balances are written off against the allowance when management deems the balances uncollectible.
Inventories
Inventories are stated at the lower of cost or net realizable value, where cost is determined using the weighted average method. Substantially all inventories consist of purchased customer off-the-shelf hardware and software, and component computer parts used in connection with system integration services that we perform. An allowance for obsolete, slow-moving or nonsalable inventory is provided for all other inventory. This allowance is based on our overall obsolescence experience and our assessment of future inventory requirements. This charge is taken primarily due to the age of the specific inventory and the significant additional costs that would be necessary to upgrade to current standards as well as the lack of forecasted sales for such inventory in the near future. Gross inventory was $2.8 million and $4.9 million at December 31, 2019 and 2018, respectively. As of December 31, 2019, it is management’s judgment that we have fully provided for any potential inventory obsolescence.

The components of the allowance for inventory obsolescence are set forth below (in thousands):
	Balance Beginning of Year	Additions Charge to Costs and Expense	Recoveries	Balance End of Year
Year Ended December 31, 2019	$520	$376	$(36)	$860
Year Ended December 31, 2018	$1,484	$30	$(994)	$520
Year Ended December 31, 2017	$1,672	$73	$(261)	$1,484
Property and Equipment
Property and equipment is recorded at cost. Depreciation is provided using the straight-line method at rates based on the estimated useful lives of the individual assets or classes of assets as follows:
Furniture and equipment	3-5 Years
Leasehold improvements	Lesser of life of lease or useful life of asset
Property and equipment under finance leases	Lesser of life of lease or useful life of asset
Leased property meeting certain criteria is capitalized at the present value of the related minimum lease payments. Amortization of property and equipment under finance leases is computed using the straight-line method over the lesser of the term of the related lease and the useful life of the related asset.
Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts and any gain or loss on such disposition is reflected in the consolidated statements of operations. For the years ended December 31, 2019, 2018, and 2017, such amounts are negligible. Expenditures for repairs and maintenance are charged to operations as incurred.
Long-lived assets, such as fixed assets, are reviewed for impairment whenever circumstances indicate that the carrying amount of the asset exceeds its estimated fair value. Considerable management judgment is necessary to estimate its fair value. Accordingly, actual results could differ from such estimates. No events have been identified that caused an evaluation of the recoverability of long-lived assets.
Depreciation and amortization expense related to property and equipment, including property and equipment under finance leases was $5.0 million, $3.0 million, and $2.0 million for the years ended December 31, 2019, 2018, and 2017, respectively.
Software Development Costs
Our policy on accounting for development costs of software to be sold is in accordance with ASC Topic 985-20, “Software – Costs of Software to be Sold, Leased, or Marketed” and ASC Topic 350-40 “Internal Use Software” in so far as our Xacta products being available in various deployment modalities including on premises licenses and cloud-based Software as a Service (“SaaS”). Under both standards, software development costs are expensed as incurred until technological feasibility is reached, at which time additional costs are capitalized until the product is available for general release to customers or is ready for its intended use, as appropriate. Technological feasibility is established when all planning, designing, coding and testing activities have been completed, and all risks have been identified. Beginning with the second quarter of 2017, software development costs are capitalized and amortized over the estimated product life of 2 years on a straight-line basis. As of December 31, 2019 and 2018, we capitalized $5.6 million and $3.1 million of software development costs, respectively, which are included as a part of property and equipment. Amortization expense was $1.8 million and $1.1 million for the year ended December 31, 2019 and 2018, respectively. Accumulated amortization was $3.1 million and $1.3 million as of December 31, 2019 and 2018, respectively. The Company analyzes the net realizable value of capitalized software development costs on at least an annual basis and has determined that there is no indication of impairment of the capitalized software development costs as forecasted future sales are adequate to support amortization costs. During 2019, 2018 and 2017, we incurred salary costs for research and development of approximately $4.2 million, $3.5 million, and $3.2 million, respectively, which were included as part of the selling, general and administrative expense in the consolidated statements of operations.

Income Taxes
We account for income taxes in accordance with ASC 740, “Income Taxes.” Under ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized for differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Any change in tax rates on deferred tax assets and liabilities is recognized in net income in the period in which the tax rate change is enacted. We record a valuation allowance that reduces deferred tax assets when it is “more likely than not” that deferred tax assets will not be realized. We are required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on available evidence, realization of deferred tax assets is dependent upon the generation of future taxable income. We considered projected future taxable income, tax planning strategies, and reversal of taxable temporary differences in making this assessment. As such, we have determined that a full valuation allowance is required as of December 31, 2019 and 2018. As a result of a full valuation allowance against our deferred tax assets, a deferred tax liability related to goodwill remains on our consolidated balance sheet at December 31, 2019 and 2018. Due to the tax reform enacted on December 22, 2017, net operating losses generated in taxable years beginning after December 31, 2017 will have an indefinite carryforward period, which will be available to offset future taxable income created by the reversal of temporary taxable differences related to goodwill. As a result, we have adjusted the valuation allowance on our deferred tax assets and liabilities at December 31, 2019 and 2018. See additional information on tax reform and its impact on our income taxes in Note 9 – Income Taxes.
We follow the provisions of ASC 740 related to accounting for uncertainty in income taxes. The accounting estimates related to liabilities for uncertain tax positions require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If we determine it is more likely than not that a tax position will be sustained based on its technical merits, we record the impact of the position in our consolidated financial statements at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstances and information available. We are also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to our unrecognized tax benefits will occur during the next 12 months.
Goodwill
We evaluate the impairment of goodwill in accordance with ASC 350, which requires goodwill and indefinite-lived intangible assets to be assessed on at least an annual basis for impairment using a fair value basis. Between annual evaluations, if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount, then impairment must be evaluated. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or business climate, or (2) a loss of key contracts or customers.
As the result of an acquisition, we record any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. An allocation of the purchase price to tangible and intangible net assets acquired is based upon our valuation of the acquired assets. Goodwill is not amortized, but is subject to annual impairment tests. We complete our goodwill impairment tests as of December 31st each year. Additionally, we make evaluations between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The evaluation is based on the estimation of the fair values of our three reporting units, Cyber Operations and Defense (“CO&D”), Telos ID Enterprise Solutions, and Secure Communications Cyber and Enterprise Solutions, of which goodwill is housed in the CO&D reporting units, in comparison to the reporting unit’s net asset carrying values. Our discounted cash flows required management’s judgment with respect to forecasted revenue streams and operating margins, capital expenditures and the selection and use of an appropriate discount rate. We utilized the weighted average cost of capital as derived by certain assumptions specific to our facts and circumstances as the discount rate. The net assets attributable to the reporting units are determined based upon the estimated assets and liabilities attributable to the reporting units in deriving its free cash flows. In addition, the estimate of the total fair value of our reporting units is compared to the market capitalization of the Company. The Company’s assessment resulted in a fair value that was greater than the Company’s carrying value, therefore the second step of the impairment test, as prescribed by the authoritative literature, was not required to be performed and no impairment of goodwill was recorded as of December 31, 2019. Subsequent reviews may result in future periodic impairments that could have a material adverse effect on the results of operations in the period recognized. Recent operating results have reduced the projection of future cash flow growth potential, which indicates that certain negative potential events, such as a material loss or losses on contracts, or failure to achieve projected growth could result in impairment in the future. We estimate fair value of our reporting unit and compare the valuation with the respective carrying value for the reporting unit to determine whether any goodwill impairment exists. If we determine through the impairment review process that goodwill is impaired, we will record an impairment charge in our consolidated statements of operations. Goodwill is amortized and deducted over a 15-year period for tax purposes.
Stock-Based Compensation
Compensation cost is recognized based on the requirements of ASC 718, “Stock Compensation,” for all share-based awards granted. Since June 2008, we have issued restricted stock (Class A common) to our executive officers, directors and employees. In May 2017, we granted 3,972,007 shares of restricted stock to our executive officers and employees. Such stock is subject to a vesting schedule as follows: 25% of the restricted stock vests immediately on the date of grant, thereafter, an additional 25% will vest annually on the anniversary of the date of grant subject to continued employment or services. As of December 31, 2019, there were 951,337 shares of restricted stock that remained subject to vesting. In the event of death of the employee or a change in control, as defined by the Telos Corporation 2008 Omnibus Long-Term Incentive Plan, the 2013 Omnibus Long-Term Incentive Plan, or the 2016 Omnibus Long-Term Incentive Plan, all unvested shares shall automatically vest in full. In accordance with ASC 718, we recorded immaterial compensation expense for any of the issuances as the value of the common stock was nominal, based on the deduction of our outstanding debt, capital lease obligations, and preferred stock from an estimated enterprise value, which was estimated based on discounted cash flow analysis, comparable public company analysis, and comparable transaction analysis. Additionally, we determined that a significant change in the valuation estimate for common stock would not have a significant effect on the consolidated financial statements.
Earnings (Loss) per Share
Basic net earnings (loss) per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of unvested restricted common stock and common stock warrants. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be antidilutive.
On November 12, 2020, the Company effected a 0.794-for-1 reverse stock split of its common stock. The par value and the authorized shares of the common stock were not adjusted as a result of the reverse stock split. The accompanying condensed consolidated financial statements and notes to the condensed consolidated financial statements give retroactive effect to the reverse stock split for all periods presented.
Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):
	2019	2018	2017
Unvested restricted stock	945	1,926	2,955
Common Stock Warrants, exercisable at $1.665/share	901	901	901
Total	1,846	2,827	3,856
Comprehensive Loss
Comprehensive loss includes changes in equity (net assets) during a period from non-owner sources. Our accumulated other comprehensive income (loss) was comprised of a loss from foreign currency translation of $101,000 and $90,000 as of December 31, 2019 and 2018, respectively; and actuarial gain on pension liability adjustments in Teloworks of $107,000 as of December 31, 2019 and 2018.

Financial Instruments
We use various methods and assumptions to estimate the fair value of our financial instruments. Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The fair value of long-term debt is based on the discounted cash flows for similar term borrowings based on market prices for the same or similar issues.
Fair value estimates are made at a specific point in time, based on relevant market information. These estimates are subjective in nature and involve matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Recent Accounting Pronouncements Adopted
In February 2016, the FASB issued ASU 2016-02, “Leases (ASC Topic 842)”, which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet and expands disclosures about leasing arrangements for both lessees and lessors, among other items, for most lease arrangements. The new standard is effective for fiscal years beginning after December 15, 2018, which made the new standard effective for us on January 1, 2019. In July 2018, the FASB issued ASU 2018-11, “Leases (ASC Topic 842): Targeted Improvements,” which allows for an additional transition method under the modified retrospective approach for the adoption of ASU 2016-02. The two permitted transition methods are (a) to apply the new lease requirements at the beginning of the earliest period presented (the Comparative Method) and (b) to apply the new lease requirements at the effective date (the Effective Date Method). Under both transition methods there is a cumulative effect adjustment. We adopted the standard on January 1, 2019 by applying the new lease requirements utilizing the Effective Date Method for all leases with terms greater than 12 months. We elected the package of practical expedients permitted under the transition guidance within the new standard, which included carrying forward historical assessments of: (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The adoption of this standard resulted in the recognition of right-of-use assets of $2.0 million and additional lease liabilities of $2.0 million as of January 1, 2019. The adoption of the standard did not have a material impact on our operating results or cash flows. The comparative periods have not been restated for the adoption of ASU 2016-02.
Recent Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduces new guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. This standard will be effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. While we are currently assessing the impact the adoption of this ASU will have on our consolidated financial position, results of operations and cash flows, we do not believe the adoption of this ASU will have a material impact on our consolidated financial position, results of operations and cash flows.
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 of the current goodwill impairment test that requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment loss will instead be measured at the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted for any impairment test performed on testing dates after January 1, 2017. The adoption of this ASU will not have a material impact on our consolidated financial position, results of operations and cash flows.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”, which modifies the disclosure requirement for fair value measurement under ASC 820 to improve the effectiveness of such disclosures. Those modifications include the removal and addition of disclosure requirements as well as clarifying specific disclosure requirements. This standard will be effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The adoption of this ASU will not have a material impact on our consolidated financial position, results of operations and cash flows.
In August 2018, the FASB issued ASU 2018-15, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing

Arrangement That Is a Service Contract,” which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This standard will be effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The adoption of this ASU will not have a material impact on our consolidated financial position, results of operations and cash flows.
Note 2. Non-controlling Interests
On April 11, 2007, Telos ID was formed as a limited liability company under the Delaware Limited Liability Company Act. We contributed substantially all of the assets of our Telos ID Enterprise business line and assigned our rights to perform under our U.S. Government contract with the Defense Manpower Data Center (“DMDC”) to Telos ID at their stated book values. The net book value of assets we contributed totaled $17,000. Until April 19, 2007, we owned 99.999% of the membership interests of Telos ID and certain private equity investors (“Investors”) owned 0.001% of the membership interests of Telos ID. On April 20, 2007, we sold an additional 39.999% of the membership interests to the Investors in exchange for $6 million in cash consideration. In accordance with ASC 505, “Equity,” we recognized a gain of $5.8 million. As a result, we owned 60% of Telos ID, and therefore continued to account for the investment in Telos ID using the consolidation method.
On December 24, 2014 (the “Closing Date”), we entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) between the Company and the Investors, pursuant to which the Investors acquired from the Company an additional 10% membership interest in Telos ID in exchange for $5 million (the “Transaction”). In connection with the Transaction, the Company and the Investors entered into the Second Amended and Restated Operating Agreement (the “Operating Agreement”) governing the business, allocation of profits and losses and management of Telos ID. Under the Operating Agreement, Telos ID is managed by a board of directors comprised of five members (the “Telos ID Board”). The Operating Agreement provides for two classes of membership units, Class A (owned by the Company) and Class B (owned by the Investors). The Class A member (the Company) owns 50% of Telos ID, is entitled to receive 50% of the profits of Telos ID, and may appoint three members of the Telos ID Board. The Class B member (the Investors) owns 50% of Telos ID, is entitled to receive 50% of the profits of Telos ID, and may appoint two members of the Telos ID Board.
Despite the post-Transaction ownership of Telos ID being evenly split at 50% by each member, Telos maintains control of the subsidiary through its holding of three of the five Telos ID Board seats.
Under the Operating Agreement, the Class A and Class B members each have certain options with regard to the ownership interests held by the other party including the following:
•
Upon the occurrence of a change in control of the Class A member (as defined in the Operating Agreement, a “Change in Control”), the Class A member has the option to purchase the entire membership interest of the Class B member.

•
Upon the occurrence of the following events: (i) the involuntary termination of John B. Wood as CEO and chairman of the Class A member; (ii) the bankruptcy of the Class A member; or (iii) unless the Class A member exercises its option to acquire the entire membership interest of the Class B member upon a Change in Control of the Class A member, the transfer or issuance of more than 51% of the outstanding voting securities of the Class A member to a third party, the Class B member has the option to purchase the membership interest of the Class A member; provided, however, that in the event that the Class B member exercises the foregoing option, the Class A Member may then choose to purchase the entire interest of the Class B member.

•
In the event that more than 50% of the ownership interests in the Class B member are transferred to persons or individuals (other than members of the immediate family of the initial owners of the Class B member) without the consent of Telos ID, the Class A member has the option to purchase the entire membership interest of the Class B member.

•
The Class B member has the option to sell its interest to the Class A member at any time if there is not a letter of intent to sell Telos ID, a binding contract to sell all of the assets or membership interests in Telos ID, or a standstill for due diligence with respect to a sale of Telos ID. Notwithstanding the foregoing, the Class A member will not be obligated to purchase the interest of the Class B member if that purchase would constitute a violation of any existing line of credit available to the Company after giving effect to that purchase and the applicable lender refuses to consent to that purchase or to waive such violation.
If either the Class A member or the Class B member elects to sell its interest or buy the other member’s interest upon the occurrence of any of the foregoing events, the purchase price for the interest will be based on an appraisal of Telos ID prepared by a nationally recognized investment banker. If the Class A member fails to satisfy its obligation, subject to the restrictions in the Purchase Agreement, to purchase the interest of the Class B member under the Operating Agreement, the Class B member may require Telos ID to initiate a sales process for the purpose of seeking an offer from a third party to purchase Telos ID that maximizes the value of Telos ID. The Telos ID Board must accept any offer from a bona fide third party to purchase Telos ID if that offer is approved by the Class B member, unless the purchase of Telos ID would violate the terms of any existing line of credit available to the Company and the applicable lender does not consent to that purchase or waive the violation. The sale process is the sole remedy available to the Class B member if the Class A member does not purchase its membership interest. Under such a forced sale scenario, a sales process would result in both members receiving their proportionate membership interest share of the sales proceeds and both members would always be entitled to receive the same form of consideration.
As a result of the Transaction, the Class A and Class B members each own 50% of Telos ID, as mentioned above, and as such each was allocated 50% of the profits, which was $4.3 million, $3.4 million, and $2.3 million for 2019, 2018, and 2017, respectively. The Class B member is the non-controlling interest.
Distributions are made to the members only when and to the extent determined by Telos ID’s Board of Directors, in accordance with the Operating Agreement. During the years ended December 31, 2019, 2018, and 2017, the Class B member received a total of $2.4 million, $1.7 million, and $3.7 million, respectively, of such distributions.
The following table details the changes in non-controlling interest for the years ended December 31, 2019, 2018, and 2017 (in thousands):
	2019	2018	2017
Non-controlling interest, beginning of period	$2,621	$913	$2,229
Net income	4,264	3,377	2,335
Distributions	(2,371)	(1,669)	(3,651)
Non-controlling interest, end of period	$4,514	$2,621	$913
Note 3. Goodwill
The goodwill balance was $14.9 million as of December 31, 2019 and 2018. Goodwill is subject to annual impairment tests and if triggering events are present before the annual tests, we will assess impairment. As of December 31, 2019 and 2018, no impairment charges were taken.
Note 4. Fair Value Measurements
The accounting standard for fair value measurements provides a framework for measuring fair value and expands disclosures about fair value measurements. The framework requires the valuation of investments using a three-tiered approach. The statement requires fair value measurement to be classified and disclosed in one of the following categories:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities;
Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).
As of December 31, 2019 and 2018, we did not have any financial instruments with significant Level 3 inputs and we did not have any financial instruments that are measured at fair value on a recurring basis.

As of December 31, 2019 and 2018, the carrying value of the Company’s 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the “Public Preferred Stock”) was $139.2 million and $135.4 million, respectively, and the estimated fair market value was $60.5 million and $41.4 million, respectively, based on quoted market prices.
For certain of our non-derivative financial instruments, including receivables, accounts payable and other accrued liabilities, the carrying amount approximates fair value due to the short-term maturities of these instruments. The estimated fair value of the Credit Agreement (as defined below) and long-term debt is based primarily on borrowing rates currently available to the Company for similar debt issues. The fair value approximates the carrying value of long-term debt.
Note 5. Revenue and Accounts Receivable
Revenue resulting from contracts and subcontracts with the U.S. Government accounted for 93.7%, 93.7%, and 94.2% of consolidated revenue in 2019, 2018, and 2017, respectively. As our primary customer base includes agencies of the U.S. Government, we have a concentration of credit risk associated with our accounts receivable, as 92.7% of our billed accounts receivable were directly with U.S. Government customers. While we acknowledge the potentially material and adverse risk of such a significant concentration of credit risk, our past experience of collecting substantially all of such receivables provide us with an informed basis that such risk, if any, is manageable. We perform ongoing credit evaluations of all of our customers and generally do not require collateral or other guarantee from our customers. We maintain allowances for potential losses.
On July 15, 2016, the Company entered into an accounts receivable purchase agreement under which the Company sells certain accounts receivable to a third party, or the “Factor”, without recourse to the Company. The Factor initially pays the Company 90% of U.S. Federal government receivables or 85% of certain commercial prime contractors. The remaining payment is deferred and based on the amount the Factor receives from our customer, less a discount fee and a program access fee that is determined by the amount of time the receivable is outstanding before payment. The structure of the transaction provides for a true sale of the receivables transferred. Accordingly, upon transfer of the receivable to the Factor, the receivable is removed from the Company's consolidated balance sheet, a loss on the sale is recorded and the residual amount remains a deferred payment as an accounts receivable until payment is received from the Factor. The balance of the sold receivables may not exceed $10 million. During the years ended December 31, 2019 and 2018, the Company sold approximately $12.6 million and $18.1 million of accounts receivable, respectively, and recognized a related loss of approximately $0.1 million in selling, general and administrative expenses for the same periods. As of December 31, 2019, there were no outstanding sold accounts receivable. As of December 31, 2018, the balance of the sold accounts receivable was approximately $0.9 million, and the related deferred price was approximately $0.1 million.
The components of accounts receivable are as follows (in thousands):
	December 31,
	2019	2018
Billed accounts receivable	$11,917	$18,848
Unbilled receivables	16,745	16,000
Allowance for doubtful accounts	(720)	(306)
Total	$27,942	$34,542
The activities in the allowance for doubtful accounts are set forth below (in thousands):
	Balance Beginning of Year	Bad Debt Expenses(1)	Recoveries(2)	Balance End of Year
Year ended December 31, 2019	$306	$414	$—	$720
Year ended December 31, 2018	$411	$(105)	$—	$306
Year ended December 31, 2017	$429	$(18)	$—	$411
(1)	Accounts receivable reserves and reversal of allowance for subsequent collections, net
(2)	Accounts receivable written-off and subsequent recoveries, net

Revenue by Major Market and Significant Customers
We derived a substantial portion of our revenues from contracts and subcontracts with the U.S. Government. Revenue by customer sector for the last three fiscal years is as follows:
	2019		2018		2017
	(dollar amounts in thousands)
Federal	$149,257	93.7%	$129,279	93.7%	$101,519	94.2%
State & Local, and Commercial	9,961	6.3%	8,737	6.3%	6,208	5.8%
Total	$159,218	100.0%	$138,016	100.0%	$107,727	100.0%
Note 6. Current Liabilities and Debt Obligations
Accounts Payable and Other Accrued Liabilities
As of December 31, 2019 and 2018, the accounts payable and other accrued payables consisted of $13.5 million and $18.5 million, respectively, in trade account payables and $1.5 million and $3.3 million, respectively, in accrued liabilities.
Contract Liabilities
Contract liabilities are payments received in advance and milestone payments from our customers on selected contracts that exceed revenue earned to date, resulting in contract liabilities. Contract liabilities typically are not considered a significant financing component because they are generally satisfied within one year and are used to meet working capital demands that can be higher in the early stages of a contract. Contract liabilities are reported on our consolidated balance sheets on a net contract basis at the end of each reporting period. As of December 31, 2019 and 2018, the contract liabilities primarily related to product support services.
Enlightenment Capital Credit Agreement
On January 25, 2017, we entered into a Credit Agreement (the “Credit Agreement”) with Enlightenment Capital Solutions Fund II, L.P., as agent (the “Agent”) and the lenders party thereto (the “Lenders”) (together referenced as “EnCap”). The Credit Agreement provided for an $11 million senior term loan (the “Loan”) with a maturity date of January 25, 2022, subject to acceleration in the event of customary events of default.
All borrowings under the Credit Agreement accrue interest at the rate of 13.0% per annum (the “Accrual Rate”). If, at the request of the Company, the Agent executes an intercreditor agreement with another senior lender under which the Agent and the Lenders subordinate their liens (an “Alternative Interest Rate Event”), the interest rate will increase to 14.5% per annum. After the occurrence and during the continuance of any event of default, the interest rate will increase 2.0%. The Company is obligated to pay accrued interest in cash on a monthly basis at a rate of not less than 10.0% per annum or, during the continuance of an Alternate Interest Rate Event, 11.5% per annum. The Company may elect to pay the remaining interest in cash, by payment-in-kind (by addition to the principal amount of the Loan) or by combination of cash and payment-in-kind. Upon thirty days prior written notice, the Company may prepay any portion or the entire amount of the Loan.
An amount of approximately $1.1 million was netted from the proceeds of the Loan as a prepayment of all interest due and payable at the Accrual Rate during the period from January 25, 2017 to October 31, 2017. A separate fee letter executed by the Company and the Agent, dated January 25, 2017, sets forth the fees payable to the Agent in connection with the Credit Agreement.
The Credit Agreement contains representations, warranties, covenants, terms and conditions customary for transactions of this type. In connection with the Credit Agreement, the Agent has been granted, for the benefit of the Lenders, a security interest in and general lien upon various property of the Company, subject to certain permitted liens and any intercreditor agreement. The occurrence of an event of default under the Credit Agreement could result in the Loan and other obligations becoming immediately due and payable and allow the Lenders to exercise all rights and remedies available to them under the Credit Agreement or as a secured party under the UCC, in addition to all other rights and remedies available to them.
In connection with the Credit Agreement, on January 25, 2017, the Company issued warrants (each, a “Warrant”) to the Agent and certain of the Lenders representing in the aggregate the right to purchase in accordance with their terms 900,970.463 shares of the Class A Common Stock of the Company, no par value per share, which is equivalent to approximately 2.5% of the common equity interests of the Company on a fully diluted basis. The exercise price is $1.665 per share and each Warrant expires on January 25, 2027. The value of the warrants was determined to be de minimis and no value was allocated to them on a relative fair value basis in accounting for the debt instrument.
The Credit Agreement also included an $825,000 exit fee, which was payable upon any repayment or prepayment of the loan. This amount had been included in the total principal due and treated as an unamortized discount on the debt, which would be amortized over the term of the loan, using the effective interest method at a rate of 15.0%. We incurred fees and transaction costs of approximately $374,000 related to the issuance of the Credit Agreement, which are being amortized over the life of the Credit Agreement.
Effective February 23, 2017, the Credit Agreement was amended to change the required timing of certain post-closing items, to allow for more time to complete the legal and administrative requirements around such items. On April 18, 2017, the Credit Agreement was further amended (the “Second Amendment”) to incorporate the parties’ agreement to subordinate certain debt owed by the Company to the affiliated entities of Mr. John R. C. Porter (the “Subordinated Debt”) and to redeem all outstanding shares of the Series A-1 Redeemable Preferred Stock and the Series A-2 Redeemable Preferred Stock, including those owned by Mr. John R.C. Porter and his affiliates, for an aggregate redemption price of $2.1 million.
In connection with the Second Amendment and that subordination of debt, on April 18, 2017, we also entered into Subordination and Intercreditor Agreements (the “Intercreditor Agreements”) with affiliated entities of Mr. John R. C. Porter (together referenced as “Porter”), in which Porter agreed that the Subordinated Debt is fully subordinated to the amended Credit Agreement and related documents, and that required payments, if any, under the Subordinated Debt are permitted only if certain conditions are met.
On March 30, 2018, the Credit Agreement was further amended (the “Third Amendment”) to waive certain covenant defaults and to reset the covenants for 2018 measurement periods to more accurately reflect the Company’s projected performance for the year. The measurement against the covenants for consolidated leverage ratio and consolidated fixed charge coverage ratio were agreed to not be measured as of December 31, 2017 and were reset for 2018 measurement periods. Additionally, a minimum revenue covenant and a net working capital covenant were added. In consideration of these amendments, the interest rate on the loan was increased by 1%, which will revert back to the original rate upon achievement of two consecutive quarters of a specified fixed charge coverage ratio as defined in the agreement. The Company may elect to pay the increase in interest expense in cash or by payment-in-kind (by addition to the principal amount of the Loan). The increase in interest expense has been paid in cash. Contemporaneously with the Third Amendment, Mr. John B. Wood agreed to transfer 39,680 shares of the Company’s Class A Common Stock owned by him to EnCap.
On July 19, 2019, we entered into the Fourth Amendment to Credit Agreement and Waiver; First Amendment to Fee Letter (“Fourth Amendment”) to amend the Credit Agreement. As a result of the Fourth Amendment, several terms of the Credit Agreement were amended, including the following:
•	The Company borrowed an additional $5 million from the Lenders, increasing the total amount of the principal to $16 million.
•	The maturity date of the Credit Agreement was amended from January 25, 2022 to January 15, 2021.
•
The prepayment price was amended as follows: (a) from January 26, 2019 through January 25, 2020, the prepayment price is 102% of the principal amount, (b) from January 26, 2020 through October 14, 2020, the prepayment price is 101% of the principal amount, and (c) from October 15, 2020 to the maturity date, the prepayment price will be at par. However, the prepayment price for the additional $5 million loan attributable to the Fourth Amendment will be at par.

•
The following financial covenants, as defined in the Credit Agreement, were amended and updated: Consolidated Leverage Ratio, Consolidated Senior Leverage Ratio, Consolidated Capital Expenditures, Minimum Fixed Charge Coverage Ratio, and Minimum Consolidated Net Working Capital.

•	Any actual or potential non-compliance with the applicable provisions of the Credit Agreement were waived.

•	The borrowing under the Credit Agreement continues to be collateralized by substantially all of the Company’s assets including inventory, equipment and accounts receivable.
•	The Company paid the Agent a fee of $110,000 in connection with the Fourth Amendment. We incurred immaterial third party transaction costs which were expensed in the current period.
•	The exit fee was increased from $825,000 to $1,200,000.
The exit fee has been included in the total principal due and treated as an unamortized discount on the debt, which will be amortized over the term of the loan using the effective interest method at a rate of 17.3% over the remaining term of the loan. For the measurement period ended December 31, 2019 we were in compliance with the Credit Agreement’s financial covenants, based on an agreement between the Company and EnCap on the definition of certain input factors that determine the measurement against the covenants.
On March 26, 2020, the Credit Agreement was amended (the “Fifth Amendment”) to modify the financial covenants for 2020 through the maturity of the Credit Agreement to establish that the covenants will remain at the December 31, 2019 levels and to update the previously agreed-upon definition of certain financial covenants, specifically the amount of Capital Expenditures to be included in the measurement of the covenants. The Fifth Amendment also provides for the right for the Company to elect to extend the maturity date of the Credit Agreement which is currently scheduled to mature on January 15, 2021. The Fifth Amendment provides for four quarterly maturity date extensions, which would increase the Exit Fee payable under the Credit Agreement by $250,000 for each quarterly maturity date extension elected, for a total of $1 million increase to the Exit Fee were all four of the maturity date extensions to be elected. The Company paid EnCap an amendment fee of $100,000 and out-of-pocket costs and expenses in consideration for the Fifth Amendment.
The carrying amount of the Credit Agreement consisted of the following (in thousands):
	December 31,
	2019	2018
Senior term loan principal, including exit fee	$17,200	$11,825
Less: Unamortized discount, debt issuance costs, and lender fees	(865)	(841)
Senior term loan, net	$16,335	$10,984
We incurred interest expense in the amount of $2.2 million, $1.7 million and $1.5 million for the years ended December 31, 2019, 2018 and 2017, respectively, under the Credit Agreement.
Accounts Receivable Purchase Agreement
On July 15, 2016, we entered into an Accounts Receivable Purchase Agreement (the “Purchase Agreement”) with Republic Capital Access, LLC (“RCA” or “Buyer”), pursuant to which we may offer for sale, and RCA, in its sole discretion, may purchase, eligible accounts receivable relating to U.S. Government prime contracts or subcontracts of the Company (collectively, the “Purchased Receivables”). Upon purchase, RCA becomes the absolute owner of any such Purchased Receivables, which are payable directly to RCA, subject to certain repurchase obligations of the Company. The total amount of Purchased Receivables is subject to a maximum limit of $10 million of outstanding Purchased Receivables (the “Maximum Amount”) at any given time. The Purchase Agreement had an initial term expiring on June 30, 2018 and automatically renews for successive 12-month renewal periods unless terminated in writing by either the Company or RCA. On March 2, 2018, the term of the Purchase Agreement was extended to June 30, 2020. On November 15, 2019, the term of the Purchase Agreement was extended to June 30, 2022. No fee or consideration of any kind was paid in connection with these extensions.
The initial purchase price of a Purchased Receivable is equal to 90% of the face value of the receivable if the account debtor is an agency of the U.S. Government, and 85% if the account debtor is not an agency of the U.S. Government; provided, however, that RCA has the right to adjust these initial purchase price rates in its sole discretion. After collection by RCA of the portion of a Purchased Receivable in excess of the initial purchase price, RCA shall pay the Company the residual 10% or 15% of such Purchased Receivable, as appropriate, less (i) a discount factor equal to 0.30%, for federal government prime contracts (or 0.56% for non-federal government investment grade account obligors or 0.62% for non-federal government non-investment grade account obligors) of the face amounts of Purchased Receivables; (ii) a program access fee equal to 0.008% of the daily ending account balance for each day that Purchased Receivables are outstanding; (iii) a commitment fee equal to 1% per annum of the Maximum Amount minus the amount of Purchased Receivables outstanding; and (iv) fees, costs and expenses relating to the preparation, administration and enforcement of the Purchase Agreement and any other related agreements.
The Purchase Agreement provides that in the event, but only to the extent, that the conveyance of Purchased Receivables by the Company is characterized by a court or other governmental authority as a loan rather than a sale, the Company shall be deemed to have granted RCA, effective as of the date of the first purchase under the Purchase Agreement, a security interest in all of the Company’s right, title and interest in, to and under all of the Purchased Receivables, whether now or hereafter owned, existing or arising.
The Company provides a power of attorney to RCA to take certain actions in the Company’s stead, including (a) to sell, assign or transfer in whole or in part any of the Purchased Receivables; (b) to demand, receive and give releases to any account debtor with respect to amounts due under any Purchased Receivables; (c) to notify all account debtors with respect to the Purchased Receivables; and (d) to take any actions necessary to perfect RCA’s interests in the Purchased Receivables.
The Company is liable to the Buyer for any fraudulent statements and all representations, warranties, covenants, and indemnities made by the Company pursuant to the terms of the Purchase Agreement. It is considered an event of default if (a) the Company fails to pay any amounts it owes to RCA when due (subject to a cure period); (b) the Company has voluntary or involuntary bankruptcy proceedings commenced by or against it; (c) the Company is no longer solvent or is generally not paying its debts as they become due; (d) any voluntary liens, garnishments, attachments, or the like are issued against or attach to the Purchased Receivables; (e) the Company breaches any warranty, representation, or covenant (subject to a cure period); (f) the Company is not in compliance or has otherwise defaulted under any document or obligation in favor of RCA or an RCA affiliate; or (g) the Purchase Agreement or any material provision terminates (other than in accordance with the terms of the Purchase Agreement) or ceases to be effective or to be a binding obligation of the Company. If any such event of default occurs, then RCA may take certain actions, including ceasing to buy any eligible receivables, declaring any indebtedness or other obligations immediately due and payable, or terminating the Purchase Agreement.
Financing and Security Agreement
On July 15, 2016, we entered into a Financing and Security Agreement (the “Financing Agreement”) with Action Capital Corporation (“Action Capital”), pursuant to which Action Capital agreed to provide the Company with advances of up to 90% of the net amount of certain acceptable customer accounts of the Company that have been assigned as collateral to Action Capital (the “Acceptable Accounts”). The maximum outstanding principal amount of advances under the Financing Agreement was $5 million. The Financing Agreement had a term of two years, provided that the Company may terminate it at any time without penalty upon written notice. On August 13, 2018, the Financing Agreement was extended through January 2, 2019. No fee or consideration of any kind was paid in connection with this extension. The Financing Agreement was not extended beyond this date.
Subordinated Debt
On March 31, 2015, the Company entered into Subordinated Loan Agreements and Subordinated Promissory Notes (“Porter Notes”) with affiliated entities of Mr. John R. C. Porter (together referenced as “Porter”). Mr. Porter and Toxford Corporation, of which Mr. Porter is the sole shareholder, own 35.0% of our Class A Common Stock. Under the terms of the Porter Notes, Porter lent the Company $2.5 million on or about March 31, 2015. Telos also entered into Subordination and Intercreditor Agreements (the “Subordination Agreements”) with Porter and a prior senior lender, in which the Porter Notes were fully subordinated to the financing provided by that senior lender, and payments under the Porter Notes were permitted only if certain conditions are met. According to the original terms of the Porter Notes, the outstanding principal sum bears interest at the fixed rate of 12% per annum which would be payable in arrears in cash on the 20th day of each May, August, November and February, with the first interest payment date due on August 20, 2015. The Porter Notes do not call for amortization payments and are unsecured. The Porter Notes, in whole or in part, may be repaid at any time without premium or penalty. The unpaid principal, together with interest, was originally due and payable in full on July 1, 2017.
On April 18, 2017, we amended and restated the Porter Notes to reduce the interest rate from 12% to 6% per annum, to be accrued, and extended the maturity date from July 1, 2017 to July 25, 2022. Telos also entered into

Intercreditor Agreements with Porter and EnCap, in which the Porter Notes are fully subordinated to the Credit Agreement and any subsequent senior lenders, and payments under the Porter Notes were permitted only if certain conditions are met. As a result of the amendment and restatement of the Porter Notes, we recorded a gain on extinguishment of debt of approximately $1 million, which consisted of the remeasurement of the debt at fair value. As the extinguishment was with a related party, the transaction was deemed to be a capital transaction and the gain was recorded in the Company’s stockholders’ deficit as of December 31, 2017. All other terms remain in full force and effect. We incurred interest expense in the amount of $330,000, $308,000, and $292,000 for 2019, 2018, and 2017, respectively, on the Porter Notes. As of December 31, 2019, approximately $1.1 million of accrued interest was payable according to the stated interest rate of the Porter Notes.
Note 7. Redeemable Preferred Stock
Public Preferred Stock
A maximum of 6,000,000 shares of the Public Preferred Stock, par value $.01 per share, has been authorized for issuance. We initially issued 2,858,723 shares of the Public Preferred Stock pursuant to the acquisition of the Company during fiscal year 1990. The Public Preferred Stock was recorded at fair value on the date of original issue, November 21, 1989, and we made periodic accretions under the interest method of the excess of the redemption value over the recorded value. We adjusted our estimate of accrued accretion in the amount of $1.5 million in the second quarter of 2006. The Public Preferred Stock was fully accreted as of December 2008. We declared stock dividends totaling 736,863 shares in 1990 and 1991. Since 1991, no other dividends, in stock or cash, have been declared. In November 1998, we retired 410,000 shares of the Public Preferred Stock. The total number of shares issued and outstanding at December 31, 2019 and 2018, was 3,185,586. The Public Preferred Stock is quoted as “TLSRP” on the OTCQB marketplace and the OTC Bulletin Board.
Since 1991, no dividends were declared or paid on our Public Preferred Stock, based upon our interpretation of restrictions in our Articles of Amendment and Restatement, limitations in the terms of the Public Preferred Stock instrument, specific dividend payment restrictions in the various financing agreements to which the Public Preferred Stock is subject, other senior obligations currently or previously in existence, and Maryland law limitations in existence prior to October 1, 2009. Subsequent to the 2009 Maryland law change, dividend payments continue to be prohibited except under certain specific circumstances as set forth in Maryland Code Section 2-311, which the Company did not satisfy as of the measurement dates. Pursuant to the terms of the Articles of Amendment and Restatement, we were scheduled, but not required, to redeem the Public Preferred Stock in five annual tranches during the period 2005 through 2009. However, due to our substantial senior obligations currently or previously in existence, limitations set forth in the covenants in the Credit Agreement and the Porter Notes, foreseeable capital and operational requirements, and restrictions and prohibitions of our Articles of Amendment and Restatement, we were and remain unable to meet the redemption schedule set forth in the terms of the Public Preferred Stock as of the measurement dates. Moreover, the Public Preferred Stock is not payable on demand, nor callable, for failure to redeem the Public Preferred Stock in accordance with the redemption schedule set forth in the instrument. Therefore, we classify these securities as noncurrent liabilities in the consolidated balance sheets as of December 31, 2019 and 2018.
On January 25, 2017, we became parties with certain of our subsidiaries to the Credit Agreement with EnCap. Under the Credit Agreement, we agreed that, until full and final payment of the obligations under the Credit Agreement, we would not make any distribution or declare or pay any dividends (other than common stock) on our stock, or purchase, acquire, or redeem any stock, or exchange any stock for indebtedness, or retire any stock. Additionally, the Porter Notes contain similar prohibitions on dividend payments or stock redemptions.
Accordingly, as stated above, we will continue to classify the entirety of our obligation to redeem the Public Preferred Stock as a long-term obligation. The Credit Agreement and the Porter Notes prohibit, among other things, the redemption of any stock, common or preferred, other than as described above. The Public Preferred Stock by its terms also cannot be redeemed if doing so would violate the terms of an agreement regarding the borrowing of funds or the extension of credit which is binding upon us or any of our subsidiaries, and it does not include any other provisions that would otherwise require any acceleration of the redemption of or amortization of payments with respect to the Public Preferred Stock. Thus, the Public Preferred Stock is not and will not be due on demand, nor callable, within 12 months from December 31, 2019. This classification is consistent with ASC 210, “Balance Sheet” and 470, “Debt” and the FASB ASC Master Glossary definition of “Current Liabilities.”

ASC 210 and the FASB ASC Master Glossary define current liabilities as follows: The term current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities. As a balance sheet category, the classification is intended to include obligations for items which have entered into the operating cycle, such as payables incurred in the acquisition of materials and supplies to be used in the production of goods or in providing services to be offered for sale; collections received in advance of the delivery of goods or performance of services; and debts that arise from operations directly related to the operating cycle, such as accruals for wages, salaries, commissions, rentals, royalties, and income and other taxes. Other liabilities whose regular and ordinary liquidation is expected to occur within a relatively short period of time, usually twelve months, are also intended for inclusion, such as short-term debts arising from the acquisition of capital assets, serial maturities of long-term obligations, amounts required to be expended within one year under sinking fund provisions, and agency obligations arising from the collection or acceptance of cash or other assets for the account of third persons.
ASC 470 provides the following: The current liability classification is also intended to include obligations that, by their terms, are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period. It is also intended to include long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable.
If, pursuant to the terms of the Public Preferred Stock, we do not redeem the Public Preferred Stock in accordance with the scheduled redemptions described above, the terms of the Public Preferred Stock require us to discharge our obligation to redeem the Public Preferred Stock as soon as we are financially capable and legally permitted to do so. Therefore, by its very terms, the Public Preferred Stock is not due on demand or callable for failure to make a scheduled payment pursuant to its redemption provisions and is properly classified as a noncurrent liability.
We pay dividends on the Public Preferred Stock when and if declared by the Board of Directors. The Public Preferred Stock accrues a semi-annual dividend at the annual rate of 12% ($1.20) per share, based on the liquidation preference of $10 per share, and is fully cumulative. Dividends in additional shares of the Public Preferred Stock for 1990 and 1991 were paid at the rate of 6% per share for each $.60 of such dividends not paid in cash. For the cash dividends payable since December 1, 1995, we have accrued $107.4 million and $103.5 million as of December 31, 2019 and 2018, respectively. We accrued dividends on the Public Preferred Stock of $3.8 million for each of the years ended December 31, 2019, 2018, and 2017, which was recorded as interest expense. Prior to the effective date of ASC 480 on July 1, 2003, such dividends were charged to stockholders’ accumulated deficit.
Senior Redeemable Preferred Stock
The Senior Redeemable Preferred Stock was senior to all other outstanding equity of the Company, including the Public Preferred Stock. The Series A-1 ranked on a parity with the Series A-2. The components of the authorized Senior Redeemable Preferred Stock were 1,250 shares of Series A-1 and 1,750 shares of Series A-2 Senior Redeemable Preferred Stock, each with $.01 par value. The Senior Redeemable Preferred Stock carried a cumulative per annum dividend rate of 14.125% of its liquidation value of $1,000 per share. The dividends were payable semiannually on June 30 and December 31 of each year. We had not declared dividends on our Senior Redeemable Preferred Stock since its issuance, other than in connection with the redemptions from 2010 to 2013. The liquidation preference of the Senior Redeemable Preferred Stock was the face amount of the Series A-1 and A-2 ($1,000 per share), plus all accrued and unpaid dividends.
Due to the terms of the Credit Agreement, the Porter Notes, other senior obligations currently or previously in existence, the Senior Redeemable Preferred Stock and applicable provisions of Maryland law governing the payment of distributions, we had been precluded from redeeming the Senior Redeemable Preferred Stock and paying any accrued and unpaid dividends on the Senior Redeemable Preferred Stock, other than the redemptions that occurred from 2010 to 2013. In addition, certain holders of the Senior Redeemable Preferred Stock had entered into standby agreements whereby, among other things, those holders would not demand any payments in respect of dividends or redemptions of their instruments and the maturity dates of the instruments have been extended.

In accordance with the requirements of the Second Amendment to the EnCap Credit Agreement, we redeemed all outstanding shares of the Senior Redeemable Preferred Stock on April 18, 2017 for $2.1 million.
We accrued dividends on the Senior Redeemable Preferred Stock of $0, $0, and $20,000 for the years ended December 31, 2019, 2018, and 2017, respectively, which were reported as interest expense. Prior to the effective date of ASC 480, “Distinguishing Liabilities from Equity,” on July 1, 2003, such dividends were charged to stockholders’ deficit.
Note 8. Stockholders' Deficit and Employee Benefit Plan
Common Stock
The relative rights, preferences, and limitations of the Class A common stock and the Class B common stock are in all respects identical. The holders of the common stock have one vote for each share of common stock held. Subject to the priority rights of the Public Preferred Stock, holders of Class A and Class B common stock are entitled to receive such dividends as may be declared.
Restricted Stock Grants
Since June 2008, we have issued restricted stock (Class A common) to our executive officers, directors and employees. In May 2017, we granted 3,972,007 shares of restricted stock to our executive officers and employees. Such stock is subject to a vesting schedule as follows: 25% of the restricted stock vests immediately on the date of grant, thereafter, an additional 25% will vest annually on the anniversary of the date of grant subject to continued employment or services. As of December 31, 2019, there were 951,337 shares of restricted stock that remained subject to vesting. In the event of death of the employee or a change in control, as defined by the Telos Corporation 2008 Omnibus Long-Term Incentive Plan, the 2013 Omnibus Long-Term Incentive Plan, or the 2016 Omnibus Long-Term Incentive Plan, all unvested shares shall automatically vest in full. In accordance with ASC 718, we recorded immaterial compensation expense for any of the issuances as the value of the common stock was nominal, based on the deduction of our outstanding debt, capital lease obligations, and preferred stock from an estimated enterprise value, which was estimated based on discounted cash flow analysis, comparable public company analysis, and comparable transaction analysis. Additionally, we determined that a significant change in the valuation estimate for common stock would not have a significant effect on the consolidated financial statements.
A summary of restricted stock activities for the years ended December 31, 2019, 2018 and 2017 is as follows:
	December 31,
	2019	2018	2017
	(number of shares)
Outstanding at beginning of year	3,904,550	3,948,199	—
Granted	—	—	3,972,007
Forfeited	(11,904)	(43,648)	(23,808)
Outstanding at end of year	3,892,646	3,904,550	3,948,199
Telos Shared Savings Plan
We sponsor a defined contribution employee savings plan (the “Plan”) under which substantially all full-time employees are eligible to participate. The Plan holds 2,903,443 shares of Telos Class A common stock. Since no public market exists for Telos Class A common stock, the Trustees of the Plan and their professional advisors undertake an annual evaluation, based upon the most recent audited financial statements. To date, the Plan’s trustees have priced the stock at the exact midpoint of the evaluated range of the value of the stock. We match one-half of employee contributions to the Plan up to a maximum of 2% of such employee’s eligible annual base salary. Participant contributions vest immediately, and Company contributions vest at the rate of 20% each year, with full vesting occurring after completion of five years of service. Our total contributions to this Plan for 2019, 2018, and 2017 were $861,000, $721,000, and $617,000, respectively.
Additionally, Telos ID sponsors a defined contribution savings plan (the “Telos ID Plan”) under which substantially all full-time employees are eligible to participate. Telos ID matches one-half of employee contributions to the Telos ID Plan up to a maximum of 2% of such employee’s eligible annual base salary. The total 2019, 2018, and 2017 Telos ID contributions to this plan were $151,000, $125,000, and $105,000, respectively.

Note 9. Income Taxes
The provision (benefit) for income taxes attributable to income from operations includes the following (in thousands):
	For the Years Ended December 31,
	2019	2018	2017
Current provision (benefit)
Federal	$25	$(29)	$(86)
State	68	(17)	29
Total current	93	(46)	(57)

Deferred (benefit) provision
Federal	88	15	(2,622)
State	(285)	62	(88)
Total deferred	(197)	77	(2,710)
Total (benefit) provision	$(104)	$31	$(2,767)
The provision for income taxes related to operations varies from the amount determined by applying the federal income tax statutory rate to the income or loss before income taxes, exclusive of net income attributable to non-controlling interest. The reconciliation of these differences is as follows:
	For the Years Ended December 31,
	2019	2018	2017
Computed expected income tax provision	21.0%	21.0%	34.0%
State income taxes, net of federal income tax benefit	(0.2)	(20.9)	0.9
Change in valuation allowance for deferred tax assets	(8.5)	47.7	(26.9)
Cumulative deferred adjustments	(0.4)	—	—
Provision to return adjustments	0.5	1.8	—
Other permanent differences	(3.7)	(12.2)	(1.3)
Dividend and accretion on preferred stock	(12.3)	(49.9)	(15.2)
FIN 48 liability	(1.3)	(4.6)	(0.9)
R&D credit	6.5	27.7	4.6
Impact of Tax Act	—	(12.5)	35.5
Other	—	—	1.5
	1.6%	(1.9)%	32.2%
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2019 and 2018 are as follows (in thousands):
	December 31,
	2019	2018
Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts	$185	$79
Allowance for inventory obsolescence and amortization	316	281
Accrued liabilities not currently deductible	1,649	1,634
Accrued compensation	1,655	1,206
Deferred rent	4,808	4,750
Section 163(j) interest limitation	804	246
Net operating loss carryforwards - federal	2,583	1,956
Net operating loss carryforwards - state	796	653
Federal tax credit	1,326	983
Total gross deferred tax assets	14,122	11,788
Less valuation allowance	(7,206)	(6,652)
Total deferred tax assets, net of valuation allowance	6,916	5,136

	December 31,
	2019	2018

Deferred tax liabilities:
Amortization and depreciation	(2,623)	(2,237)
Unbilled accounts receivable, deferred for tax purposes	(1,611)	(955)
Goodwill basis adjustment and amortization	(2,886)	(2,713)
Telos ID basis difference	(417)	(49)
Total deferred tax liabilities	(7,537)	(5,954)
Net deferred tax liabilities	$(621)	$(818)
The components of the valuation allowance are as follows (in thousands):
	Balance Beginning of Period	Additions	Recoveries	Balance End of Period

December 31, 2019	$6,652	$554	$—	$7,206
December 31, 2018	$7,219	$—	$(567)	$6,652
December 31, 2017	$10,499	$—	$(3,280)	$7,219
U.S. Tax Cuts and Jobs Act
On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was enacted. The Tax Act made significant changes to the U.S. Internal Revenue Code including a number of changes that impact the Company, most notably a reduction to the U.S. federal corporate tax rate from 35% to 21%, effective January 1, 2018, and an indefinite carryforward period for net operating losses generated in taxable years beginning after December 31, 2017. As a result, we will be able to use our hanging credit deferred tax liability as a source of taxable income to support the indefinite-lived net operating losses created by the future reversal of our temporary differences. Accordingly, we re-measured our existing deferred tax assets and liabilities using the enacted tax rate, and adjusted the valuation allowance on our deferred taxes and recorded a decrease in deferred tax liabilities of $3.0 million, with a corresponding adjustment to deferred tax benefit for the same amount for the year ended December 31, 2017.
On December 22, 2017, Staff Accounting Bulletin No. 118, “Income Tax Accounting Implications of the Tax Cuts and Jobs Act” was issued to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. We re-measured our deferred tax assets and liabilities and adjusted the valuation allowance related to the hanging credit deferred tax liability and included these amounts in our consolidated financial statements for the year ended December 31, 2017. As of December 31, 2018, we have completed the accounting for all income tax effects of the Tax Act and recorded a SAB 118 adjustment in the current period tax provision related to state conformity to the indefinite-lived net operating loss provision of the Tax Act.
Beginning January 1, 2018, we are subject to several provisions of the Tax Act including computations under Section 162(m) executive compensation limitation and Section 163(j) interest limitation rules and we have considered the impact of each of these provisions in our overall tax expense for the years ended December 31, 2019 and 2018.
We are required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on available evidence, realization of deferred tax assets is dependent upon the generation of future taxable income. We considered projected future taxable income, tax planning strategies, and reversal of taxable temporary differences in making this assessment. As such, we have determined that a full valuation allowance is required as of December 31, 2019 and 2018. As a result of a full valuation allowance against our deferred tax assets and liabilities, a deferred tax liability related to goodwill remained on our consolidated balance sheets at December 31, 2019 and 2018.

At December 31, 2019, for federal income tax purposes there was approximately a $12.4 million net operating loss available to be carried forward to offset future taxable income. These net operating loss carryforwards expire in 2037. In addition, there was approximately $60,000 of alternative minimum tax credit available to be carried forward to reduce future regular tax liabilities until 2020, after which time it will be fully refundable in 2021, in accordance with the Tax Act.
Under the provisions of ASC 740, we determined that there were approximately $673,000 and $648,000 of unrecognized tax benefits, including $304,000 and $278,000 of related interest and penalties, required to be recorded in other liabilities as of December 31, 2019 and 2018, respectively. We believe that the total amounts of unrecognized tax benefits will not significantly increase or decrease within the next 12 months. The period for which tax years are open, 2016 to 2019, has not been extended beyond the applicable statute of limitations.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):
	2019	2018	2017
Unrecognized tax benefits, beginning of period	$648	$677	$762
Gross decreases — tax positions in prior period	(39)	(63)	(127)
Gross increases — tax positions in current period	101	92	77
Settlements	(37)	(58)	(35)
Unrecognized tax benefits, end of period	$673	$648	$677
Note 10. Commitments
Leases
We lease office space and equipment under noncancelable operating and finance leases with various expiration dates, some of which contain renewal options.
Operating Leases
We account for leases in accordance with ASC Topic 842, “Leases,” which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet and expands disclosures about leasing arrangements for both lessees and lessors, among other items, for most lease arrangements.
In accordance with the adoption of ASC 842 on January 1, 2019, we recorded operating lease right-of-use (“ROU”) assets, which represent our right to use an underlying asset for the lease term, and operating lease liabilities which represent our obligation to make lease payments. Generally, we enter into operating lease agreements for facilities. The amount of operating lease liabilities due within 12 months are recorded in other current liabilities, with the remaining operating lease liabilities recorded as non-current liabilities in our consolidated balance sheet based on their contractual due dates. The operating lease ROU assets and liabilities are recognized as of the lease commencement date at the present value of the lease payments over the lease term. Most of our leases do not provide an implicit rate that can readily be determined. Therefore, we use a discount rate based on our incremental borrowing rate which was 5.75% for all operating leases. Our operating lease agreements may include options to extend the lease term or terminate it early. We have included options to extend in the operating lease ROU assets and liabilities when we are reasonably certain that we will exercise such options. The weighted average remaining lease terms and discount rates for our operating leases were approximately 3.5 years and 5.75% at December 31, 2019. Operating lease expense is recognized as rent expense on a straight-line basis over the lease term. Some of our operating leases contain lease and non-lease components, which we account for as a single component. We evaluate ROU assets for impairment consistent with our property and equipment policy disclosure included in Note 1 – Summary of Significant Accounting Policies.
As of December 31, 2019, operating lease ROU assets were $2.0 million and operating lease liabilities were $2.2 million, of which $1.6 million were classified as noncurrent.
Finance Leases
On March 1, 1996, we entered into a 20-year capital lease for a building in Ashburn, Virginia that serves as our corporate headquarters. We had accounted for this transaction as a capital lease and had accordingly recorded assets and a corresponding liability of approximately $12.3 million. Effective November 1, 2013, this lease was terminated and we entered into a 13-year lease (the “2013 lease”) that would have expired in October 31, 2026. The 2013 lease was treated as a modification in accordance with ASC 840, “Leases”. As a result of the 2013 lease, the corresponding capital asset and liability increased by $11.7 million, resulting in a net book value of the capital asset of $13.1 million, and capital obligation of $15.5 million. The 2013 lease included an option to purchase, assign to, or designate a purchaser on June 1, 2014, which required notice of intent to exercise the option by not later than March 31, 2014.
On March 28, 2014, we entered into a definitive agreement with an unrelated third party to assign the purchase option to that third party in return for cash consideration of $1.7 million, payable upon the closing of the purchase transaction, and certain obligations under the agreement, including entering into a new 15-year lease with the third party upon the third party’s exercise of the purchase option and purchase of the building from the prior landlord. On March 28, 2014, we provided the prior landlord notice of our assignment and exercise of the purchase option. On May 28, 2014, the third party completed the purchase transaction and the 2013 lease was terminated, with no ongoing obligations, by mutual agreement between us and the prior landlord. On the same day we entered into a new lease (the “2014 lease”) with the third party that expires on May 31, 2029. The 2014 lease was treated as a modification of the prior lease on the property in accordance with ASC 840, and determined to be a capital lease. As a result of the 2014 lease, the corresponding capital asset increased by $5.7 million, resulting in a net book value of the capital asset of $18.3 million and the liability increased by $6.7 million, resulting in a capital obligation of $22.0 million. As part of this treatment, the net cash consideration received in connection with the definitive agreement was treated as a lease incentive that will be amortized over the life of the lease. The weighted average remaining lease terms and discount rates for finance leases were approximately 9.3 years and 5.04% at December 31, 2019. In accordance with the 2014 Lease, the basic rent increases by a fixed 2.5% escalation annually.
Accumulated amortization for property and equipment under finance leases at December 31, 2019 and 2018 was $18.7 million and $17.5 million, respectively.
Future minimum lease commitments at December 31, 2019 were as follows (in thousands):
	Operating Leases	Finance Leases
2020	$710	$2,046
2021	715	2,097
2022	564	2,149
2023	368	2,203
2024	28	2,258
After 2024	—	10,658
Total minimum lease payments	2,385	21,411
Less imputed interest	(230)	(4,546)
Net present value of minimum lease payments	2,155	16,865
Less current portion	(602)	(1,224)
Long-term lease obligations at December 31, 2019	$1,553	$15,641
The components of lease expense were as follows (in thousands):
Year Ended December 31, 2019
Operating lease cost	$597
Short-term lease cost(1)	147
Finance lease cost
Amortization of finance lease assets	1,221
Interest on finance lease liabilities	881
Total finance lease cost	2,102
Total lease costs	$2,846
(1)	Leases that have terms of 12 months or less.

Supplemental cash flow information related to leases was as follows (in thousands):
Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Cash flows from operating activities - operating leases	$604
Cash flows from operating activities - finance leases	$1,995
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$488
Rent expense charged to operations totaled $1.1 million, $1.6 million, and $1.6 million for 2019, 2018, and 2017, respectively.
Warranties
We provide product warranties for products sold through certain U.S. Government contract vehicles. We accrue a warranty liability at the time that we recognize revenue for the estimated costs that may be incurred in connection with providing warranty coverage. Warranties are valued using historical warranty usage trends; however, if actual product failure rates or service delivery costs differ from estimates, revisions to the estimated warranty liability may be required. Accrued warranties are reported as other current liabilities on the consolidated balance sheets.
	Balance Beginning of Year	Accruals	Warranty Expenses	Balance End of Year
	(amount in thousands)

Year Ended December 31, 2019	$30	$—	$—	$30
Year Ended December 31, 2018	$30	$—	$—	$30
Year Ended December 31, 2017	$51	$—	$(21)	$30
Note 11. Certain Relationships and Related Transactions
Information concerning certain relationships and related transactions between us and certain of our current shareholders and officers is set forth below.
The brother of our Chairman and CEO, Emmett J. Wood, has been an employee of ours since 1996. The amounts paid to this individual as compensation for 2019, 2018, and 2017 were $529,000, $552,000, and $570,000, respectively. Additionally, Mr. Wood owned 642,822 shares of the Company’s Class A Common Stock as of December 31, 2019 and 2018, and 39,680 shares of the Company’s Class B Common Stock as of December 31, 2019 and 2018.
On March 31, 2015, the Company entered into the Porter Notes. Mr. Porter and Toxford Corporation, of which Mr. Porter is the sole shareholder, own 35.0% of our Class A Common Stock. Under the terms of the Porter Notes, Porter lent the Company $2.5 million on or about March 31, 2015. According to the terms of the Porter Notes, the outstanding principal sum bears interest at the fixed rate of 12% per annum which would be payable in arrears in cash on the 20th day of each May, August, November and February, with the first interest payment date due on August 20, 2015. The Porter Notes do not call for amortization payments and are unsecured. The Porter Notes, in whole or in part, may be repaid at any time without premium or penalty. The unpaid principal, together with interest, was originally due and payable in full on July 1, 2017.
On April 18, 2017, we amended and restated the Porter Notes to reduce the interest rate from 12% to 6% per annum, to be accrued, and extended the maturity date from July 1, 2017 to July 25, 2022. Telos also entered into Intercreditor Agreements with Porter and EnCap, in which the Porter Notes are fully subordinated to the Credit Agreement and any subsequent senior lenders (including Action Capital), and payments under the Porter Notes are permitted only if certain conditions are met. All other terms remain in full force and effect. We incurred interest expense in the amount of $330,000, $308,000, and $292,000 for the years ended December 31, 2019, 2018, and 2017, respectively, on the Porter Notes. As of December 31, 2019, approximately $1.1 million of accrued interest was payable according to the stated interest rate of the Porter Notes.

As a result of the amendment and restatement of the Porter Notes, we recorded a gain on extinguishment of debt of approximately $1 million, which consisted of the remeasurement of the debt at fair value. As the extinguishment was with a related party, the transaction was deemed to be a capital transaction and the gain was recorded in the Company’s stockholders’ deficit as of December 31, 2017.
On April 18, 2017, the Company redeemed all outstanding shares of the Senior Redeemable Preferred Stock, including 163 shares and 228 shares of Series A-1 and Series A-2 Redeemable Preferred Stock, respectively, held by Mr. Porter and Toxford.
Note 12. Summary of Selected Quarterly Financial Data (Unaudited)
The following is a summary of selected quarterly financial data for the previous two fiscal years (in thousands):
	Quarters Ended
	March 31	June 30	Sept. 30	Dec. 31
2019
Revenue	$31,166	$36,048	$45,531	$46,473
Gross profit	8,976	10,015	16,313	17,040
(Loss) income before income taxes and non-controlling interest	(3,137)	(1,974)	3,708	(838)
Net income (loss) attributable to Telos Corporation(1)(2)	(3,413)	(1,741)	2,233	(3,480)
Weighted Average Common Shares Outstanding, Class A, Basic	33,912	34,438	34,869	34,869
Weighted Average Common Shares Outstanding, Class B, Basic	3,204	3,204	3,204	3,204
Weighted Average Common Shares Outstanding, Class A, Diluted	33,912	34,438	36,727	34,869
Weighted Average Common Shares Outstanding, Class B, Diluted	3,204	3,204	3,204	3,204
Earnings per Share, Class A - Basic	(0.09)	(0.05)	0.06	(0.09)
Earnings per Share, Class B - Basic	(0.09)	(0.05)	0.06	(0.09)
Earnings per Share, Class A - Diluted	(0.09)	(0.05)	0.06	(0.09)
Earnings per Share, Class B - Diluted	(0.09)	(0.05)	0.06	(0.09)

2018
Revenue	$32,401	$34,943	$34,695	$35,977
Gross profit	10,232	12,078	16,287	14,465
(Loss) income before income taxes and non-controlling interest	(1,693)	450	4,722	(1,711)
Net (loss) income attributable to Telos Corporation(1)(3)	(1,986)	(87)	4,113	(3,680)
Net income (loss) attributable to Telos	(1,986)	(87)	4,113	(3,680)
Weighted Average Common Shares Outstanding, Class A, Basic	32,927	33,468	33,912	33,912
Weighted Average Common Shares Outstanding, Class B, Basic	3,204	3,204	3,204	3,204
Weighted Average Common Shares Outstanding, Class A, Diluted	32,927	33,468	36,752	33,912
Weighted Average Common Shares Outstanding, Class B, Diluted	3,204	3,204	3,204	3,204
Earnings per Share, Class A - Basic	(0.05)	0.00	0.11	(0.10)
Earnings per Share, Class B - Basic	(0.05)	0.00	0.11	(0.10)
Earnings per Share, Class A - Diluted	(0.05)	0.00	0.10	(0.10)
Earnings per Share, Class B - Diluted	(0.05)	0.00	0.10	(0.10)
(1)	Changes in net income are the result of several factors, including seasonality of the government year-end buying season, as well as the nature and timing of other deliverables.
(2)	Net income for the third quarter of 2019 is attributable to $2.6 million in proprietary software sales which carry lower cost of sales.
(3)
Net income for the third quarter of 2018 included $5.6 million of revenue accruals for multiple contracts as a result of several years of cumulative indirect rate adjustments which did not include direct costs in Secure Mobility and Network Management/Defense Enterprise Solutions deliverables.

Note 13. Commitments, Contingencies and Subsequent Events
Financial Condition and Liquidity
As described in Note 6 – Current Liabilities and Debt Obligations, we maintain a Credit Agreement with EnCap and a Purchase Agreement with RCA. The willingness of RCA to purchase our accounts receivable under the Purchase Agreement, and our ability to obtain additional financing, may be limited due to various factors, including the eligibility of our receivables, the status of our business, global credit market conditions, and perceptions of our business or industry by EnCap, RCA, or other potential sources of financing. If we are unable to maintain the Purchase Agreement, we would need to obtain additional credit to fund our future operations. If credit is available in that event, lenders may impose more restrictive terms and higher interest rates that may reduce our borrowing capacity, increase our costs, or reduce our operating flexibility. The failure to maintain, extend, renew or replace the Purchase Agreement with a comparable arrangement or arrangements that provide similar amounts of liquidity for the Company would have a material negative impact on our overall liquidity, financial and operating results.
While a variety of factors related to sources and uses of cash, such as timeliness of accounts receivable collections, vendor credit terms, or significant collateral requirements, ultimately impact our liquidity, such factors may or may not have a direct impact on our liquidity, based on how the transactions associated with such circumstances impact our availability under our credit arrangements. For example, a contractual requirement to post collateral for a duration of several months, depending on the materiality of the amount, could have an immediate negative effect on our liquidity, as such a circumstance would utilize cash resources without a near-term cash inflow back to us. Likewise, the release of such collateral could have a corresponding positive effect on our liquidity, as it would represent an addition to our cash resources without any corresponding near-term cash outflow. Similarly, a slow-down of payments from a customer, group of customers or government payment office would not have an immediate and direct effect on our availability unless the slowdown was material in amount and over an extended period of time. Any of these examples would have an impact on our cash resources, our financing arrangements, and therefore our liquidity.
Management may determine that, in order to reduce capital and liquidity requirements, planned spending on capital projects and indirect expense growth may be curtailed, subject to growth in operating results. Additionally, management may seek to put in place a credit facility with a commercial bank, although no assurance can be given that such a facility could be put in place under terms acceptable to the Company. Should management determine that additional capital is required, management would likely look first to the sources of funding discussed above to meet any requirements, although no assurances can be given that these investors would be able to invest or that the Company and the investors would agree upon terms for such investments.
Our working capital was $2.9 million and $2.1 million as of December 31, 2019 and 2018, respectively. Although no assurances can be given, we expect that our financing arrangements with EnCap and RCA, collectively, and funds generated from operations are sufficient to maintain the liquidity we require to meet our operating, investing and financing needs for the next 12 months.
Legal Proceedings
Costa Brava Partnership III, L.P. and Wynnefield Partners Small Cap Value, L.P. v. Telos Corporation, et al.
As previously reported, on October 17, 2005, Costa Brava Partnership III, L.P. (“Costa Brava”), a holder of Public Preferred Stock, instituted litigation against the Company and certain past and present directors and officers (the “Telos Defendants”) in the Circuit Court for Baltimore City, Maryland (the “Circuit Court”). A second holder of the Company’s Public Preferred Stock, Wynnefield Partners Small Cap Value, L.P. (“Wynnefield”), subsequently intervened as a co-Plaintiff (Costa Brava and Wynnefield are hereinafter referred to as “Plaintiffs”). On February 27, 2007, Plaintiffs added, as an additional defendant, Mr. John R. C. Porter, a holder of the Company’s Class A Common Stock.
In the litigation, Plaintiffs alleged, among other things, that the Company and its officers and directors engaged in tactics to avoid paying dividends on the Public Preferred Stock, that the Company made improper bonus payments or awards to officers and directors, that certain former and present officers and directors breached legal duties or the standard of care that they owed the Company, that the Company improperly paid consulting fees to and engaged in loan transactions with Mr. Porter, that the Company failed to improve on the Company’s purported insolvency, that the Company failed to redeem the Public Preferred Stock as allegedly required by the Company’s charter, and that Mr. Porter engaged in actions constituting shareholder oppression.
On December 22, 2005, the Company’s Board of Directors established a special litigation committee (“Special Litigation Committee”), composed of certain independent directors, to review and evaluate the matters raised in the litigation.

On August 30, 2006, Plaintiffs filed a motion with the Circuit Court to place the Company into a receivership following the resignations of six of the nine members of the Board of Directors on August 16, 2006. Within a week of the resignations, three new independent board members were added and two more new members were added in October 2006. Thus, the board and all board committees, including the Special Litigation Committee, were fully reconstituted. In an opinion dated November 29, 2006 the Circuit Court denied the motion for receivership. The Circuit Court concluded that the Plaintiffs’ holdings in the Public Preferred Stock represented a minority equity interest (and not debt or a fixed liability), and that their equity interests did not provide a guarantee to payment of dividends or redemption of their shares. The Circuit Court further concluded that the Plaintiffs’ alleged expectations to a status as debtors of the Company or to rights to current dividends were not objectively reasonable, and that the Plaintiffs in fact had not been denied any rights as defined by the proxy statement and prospectus forming the terms of the Public Preferred Stock.
On July 20, 2007, the Special Litigation Committee, in its final report, concluded that the available evidence did not support Plaintiffs’ derivative claims and that it was not in the best interests of the Company to pursue such claims in the litigation. On August 24, 2007, the Company moved to dismiss Plaintiffs’ derivative claims based upon the report and to dismiss all remaining claims for failure to state a claim. Following an evidentiary hearing, the Circuit Court on January 7, 2008 dismissed all derivative claims based upon the recommendation of the Special Litigation Committee.
On February 12, 2008, the Plaintiffs filed a Third Amended Complaint that included both new counts and previously dismissed counts. The new counts included a breach of contract claim (Count VIII), and claims for preliminary and permanent injunctions against the Company (Count IX) and for an accounting (Count X). Count VIII alleged there was a contractual obligation to pay paid-in-kind (or PIK) dividends and the Company’s reversal of position in 2006 to not pay PIK dividends was a breach of contract. The Company moved to dismiss or strike the Third Amended Complaint and, on April 15, 2008, the Circuit Court issued an order dismissing with prejudice all counts in the Third Amended Complaint that were not previously disposed of by motion or stipulation. Regarding Count VIII, the Circuit Court stated that “neither the Registration Statements, nor the company charter and Articles of Amendment and Restatement can be read to give rise to a contractual obligation to pay PIK dividends” and that “the law is clear that a corporate board may revoke stock dividends, even if they have already been declared, up until the time they are issued.” On December 2, 2008, the Company filed a motion for voluntary dismissal without prejudice of its counterclaim against Plaintiffs (for their interference with the Company’s relationship with the Company’s then senior lender, Wells Fargo). The Circuit Court granted that motion, over Plaintiffs’ opposition, on January 23, 2009.
On February 23, 2009, the Plaintiffs filed a notice of appeal. In its brief, the Plaintiffs appealed the dismissal of their derivative claims and the shareholder oppression claim against Mr. Porter. The appeal did not include any challenge to the dismissal of other counts, including Count VIII regarding the alleged contractual obligation to pay PIK dividends. On September 7, 2012, the Court of Special Appeals of Maryland ruled that the Circuit Court applied an incorrect standard of review to evaluate the conclusions of the Special Litigation Committee. The Court of Special Appeals held that the Circuit Court’s dismissal of a shareholder oppression claim (asserted against Mr. Porter) raised an issue of first impression under Maryland law and required further briefing in the Circuit Court. The Court of Special Appeals vacated the decision of the Circuit Court that had been appealed, and remanded the case for further consideration and proceedings.
On October 24, 2012, the Company filed a Petition for Writ of Certiorari in the Court of Appeals of Maryland, which was denied on January 22, 2013.
On remand, the Defendants (excluding Mr. Porter) filed a Motion to Dismiss the derivative claims under the standard of review dictated by the opinion of the Court of Special Appeals as a result of the findings of the Special Litigation Committee in its final report of July 20, 2007 (“Defendants’ Motion to Dismiss”). Following full briefing by the parties, a hearing on the Defendants’ Motion to Dismiss was held on April 24, 2014 and the matter was taken under advisement by the Court.
On September 17, 2013, the Plaintiffs filed a request for an entry of an order for default as to Mr. Porter, which was denied by the Circuit Court on November 8, 2013. Mr. Porter ultimately filed a motion to dismiss the claim against him on May 13, 2014, raising multiple grounds (“Mr. Porter’s Motion to Dismiss”).
On January 31, 2018, certain former and current officers and directors filed a Motion to Reconsider the Court’s Orders Denying Motions to Dismiss for Lack of Personal Jurisdiction (“Motion to Reconsider”) with the Circuit

Court. The Court had previously denied the Motions to Dismiss for Lack of Personal Jurisdiction on March 30, 2006. The Motion to Reconsider was precipitated by and based upon a newly decided Maryland appellate decision related to personal jurisdiction over directors of a Maryland corporation. Following full briefing by the parties, a hearing was held on December 19, 2018 on the Motion to Reconsider and on Mr. Porter’s Motion to Dismiss, and the matters were taken under advisement by the Court.
On December 18, 2019, the Circuit Court filed three (3) Memorandum Opinions and entered four (4) Orders addressing all of the pending motions and open claims in the litigation and closing the case. First, the Circuit Court granted the Motion to Reconsider the Circuit Court’s March 30, 2006 order denying the Motions to Dismiss for Lack of Personal Jurisdiction filed by a number of the past and present directors and officers. The Circuit Court determined that the intervening appellate decision was binding legal precedent on a pertinent legal issue, and concluded that the Court lacked personal jurisdiction over the moving defendants. The Circuit Court entered an order dismissing the derivative claims against these defendants for lack of personal jurisdiction.
Second, the Circuit Court granted the Defendants’ Motions to Dismiss the derivative claims. The Defendants’ Motion to Dismiss relied on the conclusions in the final report of the Special Litigation Committee (SLC) that the derivative claims lacked merit and that it was not in the best interests of the Company to pursue them. The Circuit Court found, among other things, that the Telos Defendants had sustained their burden of proof to show that (i) the SLC was independent, (ii) the legal counsel for the SLC was independent, (iii) the SLC acted in good faith in conducting its investigation and reaching its conclusions, and (iv) the SLC conducted a reasonable investigation with factually supported conclusions. The Circuit Court also determined that the procedural mechanism the Telos Defendants had utilized to present the issue to the Circuit Court — proceedings under Maryland Rule 2-502 — was an appropriate procedural vehicle to use for this issue. The Circuit Court entered an order granting the Defendants’ Motion to Dismiss and ordering the dismissal of the derivative claims on the merits.
Third, the Circuit Court granted Mr. Porter’s Motion to Dismiss based on a lack of minimum contacts with the State of Maryland, and entered an order dismissing the claim for shareholder oppression against Mr. Porter for lack of jurisdiction.
Finally, the Circuit Court entered a separate order concluding that all claims in the Third Amended Complaint had been dismissed by various orders of the Court dated June 6, 2007, January 7, 2008, April 15, 2008, and December 18, 2019, and further ordering the Clerk of the Court to close the case with costs to be paid by Plaintiffs.
Costa Brava noted an appeal to the Court of Special Appeals of Maryland on January 17, 2020 from the Circuit Court’s final judgment which remains pending. Co-plaintiff Wynnefield elected not to note or pursue an appeal.
As of December 31, 2019, Costa Brava and Wynnefield, directly and through affiliated funds, own 12.7% and 17.4%, respectively, of the outstanding Public Preferred Stock.
At this stage of the litigation, it is impossible to reasonably determine the degree of probability related to Plaintiff Costa Brava’s success in relation to any of the assertions it will make on the pending appeal. Although there can be no assurance as to the ultimate outcome of the case, the Company and its present and former officers and directors strenuously deny Plaintiff Costa Brava’s allegations and continue to vigorously defend the matter and oppose all relief sought by Costa Brava.
Hamot et al. v. Telos Corporation
As previously reported, on August 2, 2007, Messrs. Seth W. Hamot (“Hamot”) and Andrew R. Siegel (“Siegel”), principals of Costa Brava Partnership III, L.P. (“Costa Brava”), instituted litigation against the Company as Plaintiffs in the Circuit Court for Baltimore City, Maryland (the “Circuit Court”). Mr. Siegel is a Class D Director of the Company and Mr. Hamot was a Class D Director of the Company until his resignation on March 9, 2018. The Plaintiffs initially alleged that certain documents and records had not been provided to them promptly and were necessary to fulfill their duties as directors of the Company. Subsequently, Hamot and Siegel further alleged that the Company had failed to follow certain provisions concerning the noticing of Board committee meetings and the recording of Board meeting minutes and, additionally, that Mr. Wood’s service as both CEO and Chairman of the Board was improper and impermissible under the Company’s Bylaws.
By way of preliminary injunctions entered on August 28, 2007 and September 24, 2007, the Circuit Court ordered that Hamot and Siegel are entitled to responses and documents, within certain time frames established by the Court, in response to reasonable requests for information pertinent and necessary to perform their duties as members of the Board, but in light of the Costa Brava shareholder litigation, the Company is entitled to designate certain documents as “confidential” or “highly confidential” and to withhold certain documents from the Plaintiffs based upon the attorney work product doctrine or attorney-client privilege.
On April 23, 2008, the Company filed a counterclaim against Hamot and Siegel for money damages and preliminary and injunctive relief based upon Hamot and Siegel’s interference with, and improper influence of, the Company’s independent auditors regarding, among other things, a specific accounting treatment. On June 27, 2008, the Circuit Court granted the Company’s motion for preliminary injunction and enjoined Hamot and Siegel from contacting the Company’s auditors until the completion of the Company’s Form 10-K for the preceding year. This preliminary injunction expired by its own terms and an appeal by Hamot and Siegel from that preliminary injunction order later was held to be moot by the Court of Special Appeals of Maryland.
Trial on both the Plaintiffs’ books and records claims and the Company’s counterclaims related to auditor interference commenced on July 5, 2013, and continued on several days in July 2013. The evidentiary portion of the trial concluded on August 1, 2013, and post-trial briefing concluded on September 16, 2013.
On September 11, 2017, the Circuit Court docketed two decisions in this matter. First, with respect to the Plaintiffs’ complaint related to access to books and records of the Company, the Circuit Court declined to grant permanent injunctive relief to the Plaintiffs but, instead, issued a declaratory order setting forth the pertinent standards the parties should follow as it relates to the Plaintiffs’ right to books and records. The Circuit Court found that the Plaintiffs have the right as directors to inspect and copy the records of the Company, subject to the Company’s right to determine that the materials requested were not reasonably related to the scope of their duties as directors or that their use of the materials may violate the duties they owe to the Company. The Circuit Court also determined that the scope of the inspection may also be limited if Telos establishes that the request creates an undue burden or expense.
Second, with respect to the third amended counterclaim, the Circuit Court entered judgment in favor of the Company and against Hamot and Siegel on the counterclaim for tortious interference with the Company’s contractual relationship with its former auditors, Reznick Group (“Reznick”) (Count Two) and awarded damages against Hamot and Siegel in the amount of $278,923. The Circuit Court found that Hamot and Siegel’s threat of litigation against Reznick was the precipitating cause of Reznick’s resignation. In addition, the Circuit Court determined that the threats of litigation were made for an improper purpose – to influence the accounting treatment that Reznick would use on the Company’s financial statements, specifically as it relates to the 12% Exchangeable Redeemable Preferred Shares – and the resignation was a foreseeable consequence of Hamot and Siegel’s interference.
The Circuit Court also entered judgment for Hamot and Siegel on the Company’s claims for interference with its relationship with its former auditor, Goodman and Company, LLP (“Goodman”) and on the Company’s claim seeking declaratory relief in connection with Plaintiffs’ claims for indemnification of attorney’s fees and costs in connection with the litigation. The Circuit Court determined that the resignation of Goodman as the Company’s auditor occurred upon the Plaintiffs’ election in 2007 to the Company’s board of directors, which the Circuit Court found itself was not independently wrongful and was the precipitating cause of the resignation, and not primarily due to the litigation against Goodman maintained by Costa Brava. The Circuit Court also entered judgment for Hamot and Siegel on the alternative claims for interference with the business relationships with Goodman and Reznick (Counts Three and Four), finding that it was not necessary to decide issues of liability under these claims since it determined that contracts with each of the audit firms existed.
On September 27, 2017, the Company filed a Motion under Maryland Rule 2-535 to reconsider or revise two specific aspects of the Circuit Court’s judgment on Count Two of the third amended counterclaim: (1) to correct the amount of damages awarded on Count Two for audit expenses incurred for the audit year 2007, and (2) to amend or modify the order with respect to Count Five (the declaratory relief claim related to indemnification) to dismiss the claims instead of entering judgment in favor of Hamot and Siegel on it. A hearing on the motion was held on October 11, 2017. At the conclusion of the hearing, the Circuit Court denied the Company’s motion as to the damages awarded on Count Two, and granted the Company’s motion on the issue related to Count Five and entered a new order accordingly.
The Company filed a notice with the Circuit Court appealing the judgment to the Court of Special Appeals of Maryland on October 11, 2017, and on October 17, 2017, Hamot and Siegel filed a notice of a cross-appeal, which they later withdrew.

On or about July 6, 2018, the attorneys representing Mr. Hamot filed a Notice of Substitution of Party in the Circuit Court and the Court of Special Appeals, providing notice that Mr. Steven Tannenbaum was appointed and qualified as the Special Personal Representative of the Estate of Seth Hamot to represent the estate in the litigation.
Oral argument on the appeal in the Court of Special Appeals on issues related to the damages awarded to the Company and against Messrs. Hamot and Siegel on its Counterclaim for interference with one of its prior auditor relationships was held on October 3, 2018. On November 28, 2018, the Court of Special Appeals issued an unpublished opinion affirming the judgment of the Circuit Court on the issues related to damages. On January 25, 2019, Telos filed a Petition for Writ of Certiorari with Court of Appeals of Maryland seeking review in that Court of issues related to the damage award, and on March 29, 2019, the Petition for Writ of Certiorari was granted. Following oral argument, the Court of Appeals issued a per curiam order on September 13, 2019 dismissing the appeal and entered its Mandate on October 11, 2019.
Hamot and Siegel at various times in this litigation have sought to be indemnified or to be awarded advancement of various attorney’s fees and expenses incurred by them in this litigation. On April 12, 2010, the Plaintiffs filed a motion for the advancement of legal fees and expenses incurred in defense of the Company’s counterclaim and/or its motion for injunctive relief on which the Company was successful. On November 3, 2011, the Circuit Court denied the Plaintiffs’ motion. On May 21, 2012, the Circuit Court denied Plaintiffs’ motion for reconsideration of these decisions.
Subsequently, on October 19, 2017, Hamot and Siegel submitted a letter to the Company, pursuant to Section 2-418 of the Maryland General Corporation Law, demanding that the Company advance and/or indemnify them for legal fees and expenses purportedly totaling $1,550,000 and incurred in pursuit of their books and records claim and in defense of the Company’s counterclaims for auditor interference, and ongoing expenses in the litigation. The Board addressed Hamot and Siegel’s demand for indemnification and/or advancement at its regularly scheduled meeting on November 13, 2017. The Board, by a vote of all members present for this portion of the meeting, and for a number of reasons, determined that the Company will not provide indemnification or advancement to Hamot and Siegel in response to their demand.
On November 20, 2017, Hamot and Siegel filed a Motion for Advancement and Indemnification of Legal Fees and Expenses and Request for Hearing in the Circuit Court. Hamot and Siegel alleged that they incurred approximately $1,450,000 of legal fees and expenses in relation to the counterclaim proceedings and approximately $100,000 of legal fees and expenses incurred in relation to their affirmative claims in the Third Amended Complaint. Hamot and Siegel claimed that, since the Circuit Court ruled in their favor in Counts One and Three (related to Goodman), they were entitled to the $750,000 for legal fees and expenses incurred in defending those counts, plus legal fees and expenses incurred in the appeal. In addition, Hamot and Siegel claimed that they were entitled to approximately $660,000 (91% of the legal fees and expenses incurred in defending Counts Two and Four (related to Reznick)) plus the legal fees and expenses incurred in the appeal from the Circuit Court’s judgment. Lastly, Hamot and Siegel claimed that, since they allegedly received a successful ruling on their Third Amended Complaint, they were entitled to approximately $100,000 for legal fees and expenses incurred on this issue. The Company filed an opposition to Hamot and Siegel’s Motion, raising a number of reasons why the relief requested by Hamot and Siegel should not be granted. A hearing on this motion and the Company’s opposition was held on February 28, 2018.
On June 27, 2018, the Circuit Court issued a decision on Hamot and Siegel’s Motion for Advancement and Indemnification of Legal Fees and Expenses. The Court, inter alia: (i) denied Hamot and Siegel’s request for indemnification as premature, given the pendency of the Company's then-appeal and Hamot and Siegel’s then-cross-appeal (subsequently withdrawn) from the judgment rendered against them after the trial on the merits; (ii) concluded that the evidence established a nexus between the claims against Hamot and Siegel in the Counterclaim and their service as directors; (iii) determined that indemnification was not available to Hamot and Siegel as a matter of law in connection with their right to inspect claim in their Third Amended Complaint; (iv) determined that Hamot and Siegel were not entitled to advancement of expenses incurred between May 21, 2012 and November 20, 2017, because this request seeks “reimbursement for fees relating to a proceeding that has concluded, and concluded with a ruling that definitively resolves the claims, at least at this juncture”, and further determined that “[a]ccepting the extremely low good faith standard and providing advancement would require the court to ignore the findings that the court has made on the very claims that gave rise to the expenses that are the basis of the request”; and (v) determined that Hamot and Siegel were entitled to advancement of expenses related to the appeal of the Counterclaim, pending completion of the appellate proceedings, explaining that the “fact that this court found against Hamot and Siegel on the merits does not compel the conclusion that they could not entertain a good faith belief in the merits of their appeal” and that they met the low bar for showing their good faith belief that they will be successful on the issues related to the counterclaim on appeal.
On September 21, 2018, Hamot and Siegel filed in the Circuit Court a Motion for Entry of Money Judgment of Advancement Fees and Expenses, or, in the Alternative, for Order that Telos Corporation Show Cause Why Telos Corporation Should Not be Held in Contempt for Failing to Comply with this Court’s June 27, 2018 Order Directing Telos Corporation to Pay Advancement Fees and Expenses (Motion for Entry of Monetary Judgment), the Company filed an opposition to the motion, and a hearing was held on the Plaintiffs’ Motion for Entry of Monetary Judgment on November 21, 2018. Effective on January 4, 2019, the parties entered into a partial settlement agreement with respect to certain issues related to Plaintiffs’ claim for advancement of fees and expenses on the appeal and certain other matters, and subsequently the Circuit Court issued an order on January 9, 2019 determining that the Motion for Entry of Monetary Judgment was moot. In connection with the partial settlement agreement, the Company provided advancement of a negotiated and compromised amount of expenses incurred by Hamot and Siegel in connection with the Company’s appeal of the damages awarded for auditor interference.
At this stage of the litigation, it is impossible to reasonably determine the degree of probability related to the Company’s success in relation to any possible further claim by Hamot and Siegel for indemnification for certain attorney’s fees and expenses incurred in this litigation. No claim for indemnification is pending as of the reporting date. The Company intends to vigorously defend the matter and oppose any claim for indemnification if it is pursued.
Other Litigation
In addition, the Company is a party to litigation arising in the ordinary course of business. In the opinion of management, while the results of such litigation cannot be predicted with any reasonable degree of certainty, the final outcome of such known matters will not, based upon all available information, have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.
Subsequent Events
Enlightenment Capital Credit Agreement
On March 26, 2020, the Credit Agreement was amended (the “Fifth Amendment”) to modify the financial covenants for 2020 through the maturity of the Credit Agreement to establish that the covenants will remain at the December 31, 2019 levels and to update the previously agreed-upon definition of certain financial covenants, specifically the amount of Capital Expenditures to be included in the measurement of the covenants. The Fifth Amendment also provides for the right for the Company to elect to extend the maturity date of the Credit Agreement which is currently scheduled to mature on January 15, 2021. The Fifth Amendment provides for four quarterly maturity date extensions, which would increase the Exit Fee payable under the Credit Agreement by $250,000 for each quarterly maturity date extension elected, for a total of $1 million increase to the Exit Fee were all four of the maturity date extensions to be elected. The Company paid EnCap an amendment fee of $100,000 and out-of-pocket costs and expenses in consideration for the Fifth Amendment.
COVID-19 Pandemic
In December 2019, an outbreak of the COVID-19 virus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the COVID-19 virus a global pandemic and on March 13, 2020, President Donald J. Trump declared the virus a national emergency. This highly contagious disease has spread to most of the countries in the world and throughout the United States, creating a serious impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.
The Company is dependent on its workforce to deliver its solutions. Developments such as social distancing and stay-at-home orders from various jurisdictions may impact the Company’s ability to deploy its workforce effectively. While expected to be temporary, prolonged workforce disruptions could negatively impact sales in fiscal year 2020 and the Company’s overall liquidity. As of the date of this report, the Company’s suppliers and subcontractors have not notified the Company of inability to meet expected orders or of decreased production capacity.
Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate any adverse effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

TELOS CORPORATION
12,352,942 Shares

Common Stock

Prospectus

B. Riley Securities	BMO Capital Markets	Needham & Company
Colliers Securities LLC
D.A. Davidson & Co.
Northland Capital Markets
Wedbush Securities
MKM Partners
, 2020

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth the expenses in connection with the registration statement. All such expenses are estimates, other than the filing fees payable to the SEC.
Amount to be Paid
SEC registration fee	$27,898
FINRA filing fee	$38,856
Nasdaq listing fee	$290,000
Printing expenses	$75,000
Legal fees and expenses	$800,000
Accounting fees and expenses	$125,000
Transfer agent and registrar expenses	$30,000
Underwriters’ fees and expenses	$1,600,000
Miscellaneous expenses	$113,246
Total	$3,100,000
Item 14.	Indemnification of Directors and Officers
The Maryland General Corporation Law, or the MGCL, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated. Our charter contains a provision which eliminates the liability of each of the members of our Board of Directors, or our Directors, and officers to the maximum extent permitted by Maryland law.
The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:
•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of the following:
•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.
Our charter also authorizes us, to the maximum extent permitted by Maryland law, to indemnify (1) any present or former director or officer of us or (2) any individual who, while a director of us and at our request, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as our present or former director or officer and pay or reimburse such person's reasonable expenses in advance of final disposition of a proceeding.
Item 15.	Recent Sales of Unregistered Securities
None.
Item 16.	Exhibits and Financial Statement Schedules
Exhibit Number	Description
1.1≠	Form of Underwriting Agreement

3.1	Second Articles of Amendment and Restatement of Telos Corporation, dated November 12, 2020 (Incorporated by reference to Exhibit 3.2 filed with the Company’s Form 8-K filed on November 16, 2020)

3.2	Amended and Restated Bylaws of the Company, as amended on November 13, 2020 (Incorporated by reference to Exhibit 3.3 to the Company’s Form 8-K filed on November 16, 2020)

4.1
Credit Agreement, dated January 25, 2017, among Telos Corporation, Xacta Corporation, ubIQuity.com, Inc., Teloworks, Inc., Enlightenment Capital Solutions Fund II, L.P., and the lenders party thereto (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 31, 2017)

4.2
First Amendment to Credit Agreement, effective as of February 23, 2017, among the Company, Xacta Corporation, ubIQuity.com, Inc., Teloworks, Inc., Enlightenment Capital Solutions Fund II, L.P., and the lenders party thereto (Incorporated by reference to Exhibit 4.2 filed with the Company’s Form 10-K report for the year ended December 31, 2016)

4.3
Second Amendment to Credit Agreement, dated April 18, 2017, among the Company, Xacta Corporation, ubIQuity.com, Inc., Teloworks, Inc., Enlightenment Capital Solutions Fund II, L.P., and the lenders party thereto (Incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

4.4
Subordination and Intercreditor Agreement, dated April 18, 2017, among JP Charitable Foundation, the Company, Xacta Corporation, ubIQuity.com, Inc., Teloworks, Inc., and Enlightenment Capital Solutions Fund II, L.P. (Incorporated by reference to Exhibit 4.2 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

4.5
Subordination and Intercreditor Agreement, dated April 18, 2017, among Porter Foundation Switzerland, the Company, Xacta Corporation, ubIQuity.com, Inc., Teloworks, Inc., and Enlightenment Capital Solutions Fund II, L.P. (Incorporated by reference to Exhibit 4.3 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

Exhibit Number	Description
4.6
First Amendment to Subordinated Loan Agreement, dated April 18, 2017, between the Company and JP Charitable Foundation (Incorporated by reference to Exhibit 4.4 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

4.7
First Amendment to Subordinated Loan Agreement, dated April 18, 2017, between the Company and Porter Foundation Switzerland (Incorporated by reference to Exhibit 4.5 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

4.8
Amended and Restated Subordinated Promissory Note, dated April 18, 2017, by the Company in favor of JP Charitable Foundation (Incorporated by reference to Exhibit 4.6 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

4.9
Amended and Restated Subordinated Promissory Note, dated April 18, 2017, by the Company in favor of Porter Foundation Switzerland (Incorporated by reference to Exhibit 4.7 filed with the Company’s Current Report on Form 8-K on April 24, 2017)

4.10
Third Amendment to Credit Agreement and Waiver, dated March 30, 2018, among the Company, Xacta Corporation, ubIQuity.com, Inc., Teloworks, Inc., Enlightenment Capital Solutions Fund II, L.P., and the lenders party thereto (Incorporated by reference to Exhibit 4.10 filed with the Company’s Form 10-K report for the year ended December 31, 2017)

4.11
Fourth Amendment to Credit Agreement and Waiver; First Amendment to Fee Letter between the Company and Enlightenment Capital Solutions Fund II, L.P., dated July 19, 2019 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K on July 23, 2019)

4.12
Fifth Amendment to Credit Agreement and Second Amendment to Fee Letter between the Company and Enlightenment Capital Solutions Fund II, L.P., dated March 26, 2020 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K on March 30, 2020)

5.1≠	Opinion of Miles & Stockbridge P.C.

10.1+	The Company’s 2008 Omnibus Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.21 filed with the Company’s Form 10-K report for the year ended December 31, 2007)

10.2+
Second Amended Employment Agreement, dated as of November 12, 2012, between the Company and John B. Wood (Incorporated by reference to Exhibit 10.1 filed with the Company’s Form 10-Q report for the quarter ended September 30, 2012)

10.3+
Second Amended Employment Agreement, dated as of November 12, 2012, between the Company and Edward L. Williams (Incorporated by reference to Exhibit 10.2 filed with the Company’s Form 10-Q report for the quarter ended September 30, 2012)

10.4+
Second Amended Employment Agreement, dated as of November 12, 2012, between the Company and Michele Nakazawa (Incorporated by reference to Exhibit 10.3 filed with the Company’s Form 10-Q report for the quarter ended September 30, 2012)

10.5+
Amendment to Employment Agreement, dated as of November 12, 2012, between the Company and Brendan D. Malloy (Incorporated by reference to Exhibit 10.4 filed with the Company’s Form 10-Q report for the quarter ended September 30, 2012)

Exhibit Number	Description
10.6+
Form of Employment Agreement between the Company and six of its executive officers (Incorporated by reference to Exhibit 10.5 filed with the Company’s Form 10-Q report for the quarter ended September 30, 2012)

10.7+	Telos Corporation 2013 Omnibus Long-Term Incentive Plan (Incorporated by reference to Appendix A filed with the Company’s Definitive Proxy Statement on Schedule 14A on April 16, 2013)

10.8+	Form Restricted Stock Agreement (Incorporated by reference to Exhibit 99.2 filed with the Company’s Current Report on Form 8-K on May 15, 2013)

10.9+
Employment Agreement, dated as of January 4, 2013, between the Company and Jefferson V. Wright (Incorporated by reference to Exhibit 10.29 filed with the Company’s Form 10-K report for the year ended December 31, 2013)

10.10
Second Amended and Restated Operating Agreement of Telos Identity Management Solutions , LLC, dated December 24, 2014 (Incorporated by reference to Exhibit 99.2 filed with the Company’s Current Report on Form 8-K on December 31, 2014)

10.11
Subordinated Loan Agreement between the Company and Porter Foundation Switzerland dated March 31, 2015 (Incorporated by reference to Exhibit 10.37 filed with the Company’s Form 10-K/A report for the year ended December 31, 2014)

10.12
Subordinated Promissory Note between the Company and Porter Foundation Switzerland dated March 31, 2015 (Incorporated by reference to Exhibit 10.38 filed with the Company’s Form 10-K/A report for the year ended December 31, 2014)

10.13
Subordinated Loan Agreement between the Company and JP Charitable Foundation Switzerland dated March 31, 2015 (Incorporated by reference to Exhibit 10.39 filed with the Company’s Form 10-K/A report for the year ended December 31, 2014)

10.14
Subordinated Promissory Note between the Company and JP Charitable Foundation Switzerland dated March 31, 2015 (Incorporated by reference to Exhibit 10.40 filed with the Company’s Form 10-K/A report for the year ended December 31, 2014)

10.15
Accounts Receivable Purchase Agreement between the Company and Republic Capital Access, LLC dated July 15, 2016 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K on July 21, 2016)

10.16
Financing and Security Agreement between the Company and Action Capital Corporation, dated July 15, 2016 (Incorporated by reference to Exhibit 99.2 filed with the Company’s Current Report on Form 8-K on July 21, 2016)

10.17+	Telos Corporation 2016 Omnibus Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 filed with the Company’s Form 10-Q report for the quarter ended June 30, 2016)

10.18+	Notice of Grant of Restricted Stock (Incorporated by reference to Exhibit 10.4 filed with the Company’s Form 10-Q report for the quarter ended June 30, 2016)

Exhibit Number	Description
10.19
Amendment to Financing and Security Agreement Between the Company and Action Capital Corporation dated September 6, 2016 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K on September 9, 2016)

10.20+	Telos ID Sale Bonus Plan (Incorporated by reference to Exhibit 10.48 filed with the Company’s Form 10-K report for the year ended December 31, 2016)

10.21
First Amendment to Accounts Receivable Purchase Agreement between the Company and Republic Capital Access, LLC dated March 2, 2018 (Incorporated by reference to Exhibit 10.48 filed with the Company’s Form 10-K report for the year ended December 31, 2017)

10.22+
Telos Corporation Senior Officer Incentive Program, Adopted as Revised March 29, 2018 (Incorporated by reference to Exhibit 10.49 filed with the Company’s Form 10-K report for the year ended December 31, 2017)

10.23
Amendment to Financing and Security Agreement, dated August 13, 2018, between the Company and Action Capital Corporation (Incorporated by reference to Exhibit 10.1 filed with the Company’s Form 10-Q report for the quarter ended June 30, 2018)

10.24
Second Amendment to Accounts Receivable Purchase Agreement, dated November 15, 2019, between the Company and Republic Capital Access, LLC (Incorporated by reference to Exhibit 10.24 filed with the Company’s Form 10-K report for the year ended December 31, 2019)

10.25+	The Company’s Annual Cash Incentive Plan for 2021 (Incorporated by reference to Exhibit 99.2 filed with the Company’s Current Report on Form 8-K on November 12, 2020)

21	List of subsidiaries of Telos Corporation (Incorporated by reference to Exhibit 21+ filed with the Company’s Annual Report on Form 10-K on April 13, 2020)

23.1**	Consent of BDO USA, LLP, independent registered accounting firm for the Company

23.2≠	Consent of Miles & Stockbridge P.C. (included in Exhibit 5.1)

24**	Power of Attorney

101.INS**	XBLR Instance Document

101.SCH**	XBRL Taxonomy Extension Schema

101.CAL**	Taxonomy Extension Calculation Linkbase

101.DEF**	XBRL Taxonomy Extension Definition Linkbase

101.LAB**	XBRL Taxonomy Extension Label Linkbase

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase
**	Filed herewith.
+	Constitutes a management contract or compensatory plan or arrangement.
≠	Previously filed

Item 17.	Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ashburn, Commonwealth of Virginia on the 16th day of November, 2020.
TELOS CORPORATION

By:	/s/ John B. Wood
Name: John B. Wood
Title: Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:
Signature	Title	Date
/s/ John B. Wood*	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 16, 2020
John B. Wood

/s/ Michele Nakazawa*	Chief Financial Officer (Principal Financial and Accounting Officer)	November 16, 2020
Michele Nakazawa

/s/ Bernard C. Bailey*	Director	November 16, 2020
Bernard C. Bailey

/s/ David Borland*	Director	November 16, 2020
David Borland

/s/ John W. Maluda*	Director	November 16, 2020
Major General John W. Maluda (USAF, Ret.)

/s/ Robert J. Marino*	Director	November 16, 2020
Robert J. Marino

/s/ Bonnie Carroll**	Director	November 16, 2020
Bonnie Carroll

/s/ Fredrick Schaufeld**	Director	November 16, 2020
Fredrick Schaufeld

	Director	November 16, 2020
Andrew R. Siegel

/s/ William H. Alderman*	Director	November 16, 2020
William H. Alderman
*	Indicates that such individual signed their name pursuant to the power of attorney previously filed as Exhibit 24 to this Registration Statement.
**	Indicates that such individual signed their name pursuant to the power of attorney filed as Exhibit 24 to this Registration Statement.